As filed with the Securities and Exchange Commission on December 30, 2005.

Registration Statement No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

<u>Little Squaw Gold Mining Company</u>

(Exact name of Registrant as specified in its charter)

Alaska	**1040**	**91-0742812**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employee Identification No.)

3412 S. Lincoln Dr., Spokane, Washington 99203-1650	**(509) 624-5831**
(Address of principal executive offices)	(Registrant's telephone number, including area code)

	Copy to:	
Richard R. Walters, President		**Kenneth G. Sam, Esq.**
Little Squaw Gold Mining Company		**Dorsey & Whitney LLP**
3412 S. Lincoln Dr.		**Republic Plaza Building, Suite 4700**
Spokane, Washington 99203-1650		**370 Seventeenth Street**
(509) 624-5831		**Denver, CO 80202-5647**
		Phone: (303) 629-3400
		Facsimile: (303) 629-3450

(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: <u>**From time to time after the effective date of this registration statement.**</u>

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]_____

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_____

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]_____

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Dollar Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock to be offered for resale by selling stockholders(3)	1,231,400	$0.30	$369,420(6)	$40
Common stock acquirable upon conversion of convertible debentures to be offered for resale by selling stockholders(4)(7)(8)	5,000,000	$0.20	$1,000,000(7)	$107
Common stock acquirable upon exercise of warrants to be offered for resale by selling stockholders(1)(5)	4,200,000	$0.30	$1,260,000(1)	$135
Total	10,431,400		$2,629,420	$282

(1) Calculated pursuant to Rule 457(c) and (g) under the Securities Act of 1933, as amended.
(2) Represents shares of common stock held by selling shareholders or acquirable upon conversion or exercise of 6% convertible debentures and exercise of warrants held by selling shareholders.
(3) Represents shares of common stock held by selling shareholders registered for resale under this registration statement.
(4) Represents shares of common stock acquirable upon conversion of 6% convertible debentures held by a selling shareholder.
(5) Represents shares of common stock acquirable upon exercise of 4,200,000 warrants held by selling shareholders.
(6) Estimated pursuant to Rule 457(c) solely for purposes of calculating amount of registration fee, based on the average of the bid and ask sales prices of the Registrant's common stock on December 23, 2005, as quoted in the National Association of Securities Dealers Over-the-Counter Bulletin Board.
(7) Based on the actual conversion price of 6% convertible per Rule 457(g).
(8) Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued as a result of the anti-dilution provisions contained in the warrants or options.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares, and the Selling Shareholders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.


PRELIMINARY PROSPECTUS

Subject To Completion: Dated December 29, 2005

Little Squaw Gold Mining Company

10,431,400 Shares of Common Stock


This is a public offering up to 10,431,400 shares of the common stock, par value $0.10 per share, of Little Squaw Gold Mining Company, by selling shareholders listed beginning on page 13 of this prospectus. All of the shares being offered, when sold, will be sold by selling shareholders. The shares of common stock registered for resale under this registration statement include:

1,231,400 shares of common stock held by selling shareholders;

5,000,000 shares of common stock acquirable upon conversion of 6% Convertible Debentures of Little Squaw Gold Mining Company in the principal amount of One Million United States Dollars (US$1,000,000);

1,200,000 shares of common stock acquirable upon exercise of warrants at exercise prices of $0.30 to $0.40 per share; and

3,000,000 shares of common stock acquirable upon exercise of Class A Warrants at the exercise price of $0.30 per share.

The price at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

We will not receive any proceeds from the sale or distribution of the common stock by the selling shareholders. We may receive proceeds from the exercise of the warrants and/or the Class A Warrants upon exercise of these warrants, if any, and will use the proceeds from any exercise for general working capital purposes.

Our common stock is quoted on the National Association of Securities Dealers "NASD" Over-the-Counter Bulletin Board "OTCBB" under the symbol "LITS:OB". On December 23, 2005, the closing sale price for our common stock was $0.30 on the NASD OTCBB.

Investing in our common stock involves risks. See "Risk Factors and Uncertainties" beginning on page 6.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


The date of this prospectus is _____, 2006.


TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

The Offering

This is an offering of up to 10,431,400 shares of our common stock by certain selling shareholders.

Shares Offered By the Selling Shareholders	10,431,400 shares of common stock, $0.10 par value per share, including:
	1,231,400 shares of common stock held by selling shareholders;
	5,000,000 shares of common stock acquirable upon conversion of 6% Convertible Debentures of Little Squaw Gold Mining Company in the principal amount of One Million United States Dollars (US$1,000,000);
	1,200,000 shares of common stock acquirable upon exercise of warrants at exercise prices of $0.30 to $0.40 per share; and
	3,000,000 shares of common stock acquirable upon exercise of Class A Warrants at the exercise price of $0.30 per share.
Offering Price	Determined at the time of sale by the Selling Shareholders
Common Stock Outstanding as of December 29, 2005[1]	16,833,420 shares
Use of Proceeds	We will not receive any of the proceeds of the shares offered by the Selling Shareholders. We may receive proceeds from the exercise of the warrants and/or the Class A Warrants upon exercise of these warrants, if any, and will use the proceeds from any exercise for general working capital purposes.
Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.
OTC Bulletin Board Symbol	LITS:OB

[1] Excludes 5,000,000 shares of common stock acquirable upon conversion of the 6% convertible debentures, 1,200,000 shares of common stock acquirable upon exercise of warrants at $0.30 to $0.40 per share and 3,000,000 shares of common stock acquirable upon exercise of Class A Warrants at $0.30 per share. After giving effect to these transactions, we would have 26,033,420 shares of common stock issued and outstanding as of December 29, 2005.

Unless otherwise indicated, the number of shares of our common stock outstanding excludes:

- 320,000 shares of common stock issuable upon vested exercise of options outstanding as of December 29, 2005 at a weighted average exercise price of $0.23 per share; and

3

- 1,200,000 shares of common stock issuable upon exercise of warrants outstanding as of December 29, 2005 at a weighted average exercise price of $0.35 per share;

- 5,000,000 shares issuable upon conversion of 6% convertible debentures at the conversion price of $0.20 per share outstanding as of December 29, 2005; and

- 580,000 shares of common stock available for future grant under our Restated 2003 Stock Option Plan as of December 29, 2005.

Summary of Our Business

We, Little Squaw Gold Mining Company, are engaged in the business of acquiring and exploring mineral properties throughout the Americas, primarily those containing gold and associated base and precious metals. We are incorporated under the laws of the State of Alaska on March 26, 1959. Our executive offices are located at 3412 S. Lincoln Dr., Spokane, WA 99203, and our phone number there is (509) 624-5831.

At this time our only property is an exploration stage property in Alaska referred to as the Chandalar property. The Chandalar property is located approximately 190 air miles NNW of Fairbanks, Alaska, and 48 miles NE of Coldfoot, in the Chandalar Mining District. The center of the district is approximately 70 miles north of the Arctic Circle (Map 1). We own in fee 426.5 acres of patented federal mining claims consisting of 21 lode claims, one placer claim and one mill site. We control an additional 9,566.5 acres of unpatented State of Alaska mining claims consisting of 90 claims. State mining claims provide exploration and mining rights to both lode and placer mineral deposits. The claims are contiguous, comprising a block covering 9,993 acres, and are being maintained by us specifically for the possible development of placer and lode gold deposits (Map 2). We do not intend to conduct mining operations on our own account at this time. Rather we plan to undertake cost efficient and effective exploration activities to discover mineralization and potentially mineral reserves, which may upgrade the value of our properties and then joint venture or sell properties to qualified major mining companies. We intend to focus our activities only on projects that are primarily gold deposits.

We are an exploration stage company, and none of the properties that we own or control contain any known ore reserves or mineralized material under the definition of ore reserves under SEC Industry Guide 7. Although there is a history of past lode and placer production on our Chandalar property, the property is at an early stage of exploration, and the probability that ore reserves that meet SEC guidelines will be discovered on an individual prospect at Chandalar is slight. We have assayed gold mineralization in samples from 28 prospects on our Chandalar property (Map 3). A great deal of further work is required on our properties before a final determination as to the economic and legal feasibility of a mining venture can be made. There is no assurance that a commercially viable deposit will be proven through the exploration efforts by us at Chandalar. We cannot assure you that funds expended on our properties will be successful in leading to the delineation of ore reserves that meet the criteria established under SEC guidelines.

Our initial focus is on exploration of our Chandalar property. The arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. There are many operating mines located elsewhere within North America that are located above the Arctic Circle. Management believes year-round operations at Chandalar are feasible should an exploitable deposit of gold be proven through seasonal exploration and development.

We intend to raise approximately $2,000,000 during the next six months to fund exploration work on the Chandalar property and for working capital requirements. We expect to accomplish this by private placement offerings of our securities similar to those by which the selling shareholders acquired their shares and under comparable terms or also possibly by entering into a joint venture mineral development agreement on our Chandalar property with a senior mining company partner which could involve, in part, their purchasing our securities.

Selected Financial Data

The selected financial information presented below as of and for the periods indicated is derived from our financial statements contained elsewhere in this prospectus and should be read in conjunction with those financial statements.

INCOME STATEMENT DATA:	Year Ended December 31, 2004	Year Ended December 31, 2003	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	-	$ 5,799	-	-	-	-
Operating Expenses	-	4,904	-	-	-	-
Net Loss	$ 553,178	221,772	$ 95,141	$ 107,861	$ 283,988	$ 308,040
Loss per Common share*	$0.04	$0.02	Nil	Nil	Nil	Nil
Weighted Average Number of Common Shares Outstanding[1]	14,811,488	9,898,792	15,835,594	14,974,117	15,573,728	14,564,747

BALANCE SHEET DATA:	At December 31, 2004	At September 30, 2005[1]
		(unaudited)
Working Capital (Deficiency)	$ 1,261	$ (97,997)
Total Assets	367,560	427,388
Accumulated (Deficit)	(2,009,101)	(2,293,089)
Stockholders' Equity	$279,768	$182,961

* Basic.

[1] Effective November 21, 2005, we closed the private placement of 6% Convertible Debentures in the principal amount of One Million United States Dollars ($1,000,000) and 2,500,000 Class A Warrants for and in consideration of One Million United States Dollars ($1,000,000). We also issued 500,000 Class A Warrants exercisable to acquire shares of common stock at $0.30 per shares to a placement agent in connection with the private placement. Information contained in the selected financial data table does not give effect to the private placement.

RISK FACTORS AND UNCERTAINTIES

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Estimates of mineralized material are inherently forward-looking statements subject to error. Although estimates of mineralized material require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

We have no proven or probable reserves.

We have no probable or proven reserves on any of our properties, and we have not completed a feasibility study on our Chandalar property. Therefore, we cannot be certain that minerals will be discovered in sufficient quantities and grade at Chandalar to justify commercial operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. If we are unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations, we will be unable to develop mines and our financial condition and results of operations could be adversely affected.

We have no history of commercial production.

Small scale placer and lode miners have historically produced limited amounts of gold on the Chandalar property. Recorded historical production on the property since 1904 totals 83,987 ounces of gold (not all of the gold production has been recorded) Between 1979 and 1999 we were paid an 8% in kind production royalty of 1,246.14 ounces of gold on 15,735.54 ounces of gold mined by our placer miner lessees. Between 1970 and 1983 combined lode production from our operations and those of our lessees was 9,039 ounces of gold from 11,819 tons. These operations were economically marginal and did not yield profits of any significance to the Company. We currently have no commercial placer or lode production operation at Chandalar, and have carried on our business of exploring the property at a loss. We expect to continue to incur losses unless and until such time as our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. The development of new mining operations at Chandalar will require the commitment of substantial resources toward exploration work and the completion of a feasibility study. We expect to incur substantial losses for the foreseeable future related to operating expenses, exploration activities and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment are retained as we continue exploration and, if warranted, development activities. The amounts and timing of expenditures will depend on the progress of ongoing exploration, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not generate any revenues or achieve profitability.

Chandalar is located within the remote Arctic Circle region and exploration and development activities may be limited by climate and location.

Our initial focus is on exploration of our Chandalar property. The arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. The remote location of our Chandalar property limits access and increases exploration and development expenses. Costs associated with such activities are estimated to be between 25% and 50% higher than costs associated with similar activities in the lower 48 states in the United States. Transportation and availability of qualified personnel is also limited because of the remote location. Higher costs associated with exploration activities and limitations on the periods in which we can carry on exploration activities will increase the costs and time associated with our planned activities and may affect the value of our property and securities.

Our operations will require us to raise an additional $2,000,000 in capital during the next six months.

We are an early stage company and currently do not have sufficient capital to fully fund the Plan of Operation at the Chandalar property. We estimate that we will be required to raise an additional $2,000,000 within the next six months to provide us with sufficient capital to fund our planned exploration work on the Chandalar property and our working capital requirements for 2005. We expect to accomplish this by private placement offerings of our securities similar to those by which the selling shareholders acquired their shares and under comparable terms or also possibly by entering into a joint venture mineral development agreement on our Chandalar property with a senior mining company partner which could involve, in part, their purchasing our securities. We estimate that we will require substantial additional financing thereafter, the level of which will depend on the results of our exploration work and recommendations of our management and consultants. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production, if warranted, on any or all of our properties or even a loss of property interest. We cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable or acceptable to us.

Our exploration activities may not be commercially successful.

We currently have no properties that produce gold, as our initial property is the Chandalar property which is an exploration project. Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. We are currently conducting exploration and deposit definition drilling at Chandalar. The success of gold exploration is determined in part by the following factors:

- the identification of potential gold mineralization based on superficial analysis;
- availability of government-granted exploration permits;
- the quality of our management and our geological and technical expertise; and
- the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We cannot assure you that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

Exploration activities involve a high degree of risk.

Our operations will be subject to all the hazards and risks normally encountered in the exploration, and if warranted development and production of gold and other base or precious metals. These hazards and risks include, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. While the parameters used have a reasonable basis, various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the underground mining operations are executed as planned. The mining contracts for the mines include clauses addressing these issues to help ensure planned requirements are met. Nevertheless, unforeseen difficulties may occur in planned operations.

If we make a decision to develop the Chandalar property, we plan to process the gold mineralization using technology that has been demonstrated to be commercially effective at other quartz vein hosted gold deposits in Alaska and elsewhere in the world. These techniques may not be as efficient or economical as we project, and we may never achieve profitability.

We may be adversely affected by fluctuations in gold prices.

The value and price of securities, our financial results, and our exploration activities may be significantly adversely affected by declines in the price of gold and other precious metals. Gold prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of gold producing countries throughout the world. The price for gold fluctuates in response to many factors beyond anyone's ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant positive cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or that a greater expense would be incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans, if any, using significantly lower gold and precious metal prices could result in material write-downs of our investments in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and its financial aspects, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Title to our properties may be subject to other claims.

Although we believe we have exercised the commercially reasonable due diligence with respect to determining title to properties we own or control and in the Chandalar mining district , there is no guarantee that title to such properties will not be challenged or impugned. Our mineral property interests may be subject to prior unrecorded agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of our properties which, if successful, could impair development and/or operations.

A significant portion of our mineral rights to the Chandalar property consist of "unpatented" lode mining claims created and maintained on deeded state land in accordance with the laws governing Alaska state mining claims . We have no unpatented mining claims on federal land in the Chandalar mining district, or anywhere else. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of complex state laws and regulations. Also, unpatented mining claims are always subject to possible challenges by third parties or validity contests by the state government. In addition, there are few public records that definitively determine the issues of validity and ownership of unpatented state mining claims.

None of our mining property is leased from or to other parties. Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

No faction of our Chandalar property is held by mineral lease from another party, nor have we leased any of the property to another person or business entity.

Although any estimates of mineralized material at Chandalar would have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

We currently depend on a single property - the Chandalar property.

Our only mineral property is the Chandalar property. Even though the Chandalar property encompasses several areas with known gold mineralization, unless we acquire additional properties or projects outside of Chandalar or discover additional deposits at Chandalar, we will be solely dependent upon a single mine operation at the Chandalar property for its revenue and profits, if any. We cannot provide any assurance that we will establish any reserves on the Chandalar property or that we will successfully develop any mining operations at the Chandalar property.

Government regulation may adversely affect our business and planned operations.

We believe our Chandalar, Alaska project currently complies with existing environmental and mining laws and regulations affecting its operations. Our mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. We cannot assure that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. The economics of any potential mining operation on our Chandalar property would be particularly sensitive to changes in the State of Alaska's tax regime. At present, Alaska has a 7% net profits mining license tax on all mineral production (AS 43.65), a 3% net profits royalty on minerals from state lands (AS 38.05.212) (where we hold unpatented state mining claims), and a graduated mining claim rental beginning at $0.50/acre. Alaska state corporate income tax is 9.4% if net profit is more than a set threshold amount. Alaska has an exploration incentive credit program (AS 27.30.010) whereby up to $20 million in approved accrued exploration credits can be deducted from the state mining license tax, the state corporate income tax, and the state mining royalty. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on our business and financial condition.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Our operations are subject to environmental risks.

All phases of our operations, if any, will be subject to federal, state and local environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot be certain that future changes in environmental regulation, if any, will not adversely affect our operations, if any. Environmental hazards may exist on the properties on which we hold and will hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at our mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems, then we may become subject to liability for hazards that may not be insured against or for clean up work that may not be insured.

We will be required to locate mineral reserves for our long-term success.

Because mines have limited lives based on proven and probable mineral reserves, we will have to continually replace and expand mineral reserves, if any, should the Chandalar property begin gold production. Our ability to maintain or increase annual production of gold once the Chandalar property is restarted, if at all, will be dependent almost entirely on our ability to bring new mines into production.

We do not insure against all risks.

Our insurance will not cover all the potential risks associated with a mining company's operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial condition and results of operations.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are dependent on our key personnel.

Our success depends on our key executives: Richard R. Walters, President and Becky Corigliano, Chief Financial Officer. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. Our ability to manage our exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

New legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies. The Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

While we believe we have adequate internal control over financial reporting, we are required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that beginning with our annual report on Form 10-KSB for the fiscal year ended December 31, 2007, we will be required to furnish a report by management on our internal controls over financial reporting. Such report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. Such report must also contain a statement that our auditors have issued an attestation report on our management's assessment of such internal controls. Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, our management's assessment of the effectiveness of internal control over financial reporting under Section 404.

While we believe our internal control over financial reporting is effective, we are still compiling the system and processing documentation and performing the evaluation needed to comply with Section 404, which is both costly and challenging. We cannot be certain that we will be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

Risks Related to this Offering

You may lose your entire investment in our securities.

An investment in our common stock is highly speculative and may result in the loss of your entire investment. Only potential investors who are experienced investors in high risk investments and who can afford to lose their entire investment should consider an investment in us.

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of our common stock has ranged from a high $0.55 and a low $0.20 during the twelve month period ended December 1, 2005. See "Market for Common Equity and Related Stockholder Matters" beginning on page 42 of this prospectus. We cannot assure you that the market price of our common stock will not significantly fluctuate from its current level. The market price of our common stock may be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many exploration companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, class action securities litigation has been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

Broker-dealers may be discouraged from effecting transactions in our common stock because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a "penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00

per share. The market price of our common stock on the OTCBB during the period from January 1, 2004 to December 1, 2005, ranged between a high $0.55 and a low $0.20, and our common stock is deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the stock and impede the sale of our stock in the secondary market.

A broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

> ***In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.***

We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

FORWARD-LOOKING STATEMENTS

We use words like "expects," "believes," "intends," "anticipates," "plans," "targets," "projects" or "estimates" in this prospectus. When used, these words and other, similar words and phrases or statements that an event, action or result "will," "may," "could," or "should" occur, be taken or be achieved identify "forward-looking" statements. This prospectus contains "forward-looking information" which may include, but is not limited to, statements with respect to the following:

- future financial or operating performances of Little Squaw, its subsidiaries and its projects;

- the future price of gold, silver or other metals;

- the estimation of mineral resources and the realization of mineral reserves, if any, based on estimates;

- estimates related to costs of capital, operating and exploration expenditures;

- requirements for additional capital;

- government regulation of exploration activities operations, environmental risk and, as applicable, reclamation and rehabilitation expenses;

- title disputes or claims;

- limitations of insurance coverage; and

- the timing and possible outcome of pending regulatory and permitting matters.

Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined under the sections titled "Risk Factors and Uncertainties" beginning at page 4 of this prospectus, "Description of the Business" beginning at page 25 of this prospectus and "Management's Discussion and Analysis" beginning at page 38 of this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Our management has included projections and estimates in this prospectus, which are based primarily on management's experience in the industry, assessments of our results of operations, discussions and negotiations with third parties and a review of information filed by our competitors with the Securities and Exchange Commission or otherwise publicly available. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

DIVIDEND POLICY

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any further determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on the financial condition, operating results, capital requirements and other factors that our board deems relevant. We have never declared a dividend.

SELLING SHAREHOLDERS

This prospectus covers the offering of up to 10,431,400 shares of our common stock by Selling Shareholders. We will not receive any proceeds from the sale of the shares by the Selling Shareholders.

If we issue all of the common stock issuable upon exercise of the warrants and Class A Warrants held by Selling Shareholders, we will receive proceeds of between $1,260,000 and $1,380,000, depending on the year in which they may be exercised. We intend to use such proceeds, if any, for general working capital purposes. We cannot assure you that any of the warrants will be exercised.

The shares issued to the Selling Shareholders or issuable to Selling Shareholders upon conversion of the 6% convertible debentures or exercise of the warrants are "restricted" shares under applicable federal and state securities laws and are being registered to give the Selling Shareholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the Selling Shareholders. The Selling Shareholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See "Plan of Distribution" beginning on page 16 of this prospectus. The Selling Shareholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The Selling Shareholders and any agents or broker-dealers that participate with the Selling Shareholders in the distribution of their registered shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We will receive no proceeds from the sale of the registered shares, and we have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Shareholders Information

The following are the Selling Shareholders who own an aggregate of 10,431,400 shares of our common stock covered in this prospectus. Certain Selling Shareholders have the right to acquire the shares of common stock upon the conversion of the 6% convertible debenture or the exercise of warrants sold in our private placements. See "Transactions with Selling Shareholders" beginning on page 14 of this prospectus for further details. At December 29, 2005, we had 16,833,420 shares of common stock issued and outstanding.

Name	Before Offering		After Offering		
	Total Number of Shares Beneficially Owned [1]	Percentage of Shares Owned [1]	Number of Shares Offered	Shares Owned After Offering [2]	Percentage of Shares owned After Offering[3]
RAB Special Situations (Master) Fund Limited(4)	7,500,000**(4)**	9.99%**(4)**	7,500,000**(4)**	--	--
Strata Partners, LLC(5)	531,400**(5)**	3.07%	531,400**(5)**	--	--
Earle & Rhea Foster(6)	800,000	4.64%	800,000	--	--
George & Carol Nichols(7)	466,000	2.75%	200,000	266,000	1.57%
Ralph Kettell, II & Laura Kettell(8)	600,000	3.50%	600,000	--	--
Vose Partners(9)	400,000	2.34%	400,000	--	--
Wilbur Hallauer(10)	2,081,875	12.22%	400,000	1,881,875	11.05%
Total(10)	12,379,275	47.41%	10,431,400	2,147,875	12.62%

(1) All percentages are based on 16,833,420 shares of common stock issued and outstanding on December 29, 2005.

(2) This table assumes that the Selling Shareholders will sell all of their shares available for sale during the effectiveness of the registration statement that includes this prospectus. The Selling Shareholders are not required to sell their shares. See "Plan of Distribution" beginning on page 16.

(3) Assumes that all shares registered for resale by this prospectus have been issued and sold.

(4) RAB Special Situations (Master) Fund Limited is organized under the laws of the Cayman Islands. Phillip Richards has sole investment and voting control over the securities. The Selling Shareholder holds a 6% convertible debenture in the principal amount of $1,000,000 convertible into 5,000,000 shares of common stock at $0.20 per share and Class A Warrants exercisable to acquire 2,500,000 shares of common stock at $0.30 per share for a period of 3 years. The 6% convertible debenture and the Class A Warrants contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%.

(5) Includes 31,400 shares of common stock and Class A Warrants exercisable to acquire 500,000 shares of common stock at $0.30 per share for a period of 3 years. Rhett Gustafson has sole investment and voting control over these securities. Strata Partners, LLC is a registered U.S. broker-dealer and received the Class A Warrants as a placement agent fee.

(6) Includes 400,000 shares of common stock and Warrants exercisable to acquire 400,000 shares of common stock at a price of $0.30 until August 17, 2006, $0.35 from August 18, 2006 to August 17, 2007 and $0.40 from August 18, 2007 to August 17, 2008.

(7) Includes 366,000 shares of common stock and Warrants exercisable to acquire 100,000 shares of common stock at a price of $0.30 until September 20, 2006, $0.35 from September 21, 2006 to September 20, 2007 and $0.40 from September 21, 2007 to September 20, 2008. This registration statement registers 200,000 shares of common stock for resale, including 100,000 shares of common stock and 100,000 shares of common stock acquirable upon exercise of the Warrants.

(8) Includes 300,000 shares of common stock and Warrants exercisable to acquire 300,000 shares of common stock at a price of $0.30 until October 16, 2006, $0.35 from October 17, 2006 to October 16, 2007 and $0.40 from October 17, 2007 to October 16, 2008.

(9) Includes 200,000 shares of common stock and Warrants exercisable to acquire 200,000 shares of common stock at a price of $0.30 until October 16, 2006, $0.35 from October 17, 2006 to October 16, 2007 and $0.40 from October 17, 2007 to October 16, 2008. James Vose has sole investment and voting control over these securities.

(10) Includes 1,881,875 shares of common stock and Warrants exercisable to acquire 200,000 shares of common stock at a price of $0.30 until October 16, 2006, $0.35 from October 17, 2006 to October 16, 2007 and $0.40 from October 17, 2007 to October 16, 2008. This registration statement registers 400,000 shares of common stock for resale, including 200,000 shares of common stock and 200,000 shares of common stock acquirable upon exercise of the Warrants.

(11) Beneficial ownership is calculated based on the number of shares of common stock that each selling shareholder owns or controls or has the right to acquire within 60 days of December 29, 2005.

Except as noted above and based on information provided to us, none of the selling shareholders are affiliated or have been affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling shareholders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

Transactions with Selling Shareholders

Transactions with RAB Special Situations (Master) Fund Limited

Effective November 21, 2005, we entered into a Subscription Agreement with RAB Special Situations (Master) Fund Limited, a selling shareholder, related to the placement of 6% convertible debentures in the principal amount of one million United States Dollars (US$1,000,000) and 2,500,000 Class A Warrants (for and in consideration of one million United States Dollars (US$1,000,000)). The Debentures are convertible into shares of Common Stock, $0.10 par value, at US$0.20 per share, subject to certain adjustments, and each Warrant is exercisable to acquire one share of common stock at an exercise price of US$0.30 per share until November 21, 2008. The 6%

convertible debentures and the Class A Warrants contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%. We are registering the shares of common stock acquirable upon conversion of the 6% Convertible Debenture and exercise of the Class A Warrants for resale by the selling shareholder in the registration statement in which this prospectus is included.

Under the terms of the Subscription Agreement, we agreed to prepare and file the registration statement in which this prospectus forms a part. The Subscription Agreement requires us to use reasonable efforts to cause the registration statement to be declared effective by the SEC as soon as possible, but in any event not later than the earlier of (a) March 21, 2006 (one hundred twenty (120) days following the closing date of the private placement) (or April 20, 2006 (one hundred fifty (150) in the event of an SEC review of the registration statement)), and (b) the fifth trading day following the date on which Little Squaw is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments. Subject to certain limitations, we agreed that if (A) the registration statement is not filed on or prior to January 20, 2006 (sixty (60) calendar days after the closing date of the private placement); (1) the registration statement is not declared effective on or prior to the earlier of (a) March 21, 2006 (one hundred twenty (120) days following the closing date of the private placement) (or April 20, 2006 (one hundred fifty (150) in the event of an SEC review of the registration statement)), and (b) the fifth trading day following the date on which Little Squaw is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments, or (2) the registration statement ceases to be effective and available to the selling shareholder as to its registrable securities without being succeeded within 20 trading days by an effective amendment thereto or by a subsequent registration statement filed with and declared effective by the SEC, then, in addition to any other rights available to the selling shareholder under the subscription agreement or applicable law on the failure by the us to comply with the requirement, we will be required to issue our shares to the selling shareholder, as liquidated damages and not as a penalty, with a fair market value (determined by the average closing price of our common stock on the OTCBB during the ten days preceding the issuance of such shares) equal to two percent (2%) of the price paid by the selling shareholder for the debenture and warrants and on each monthly anniversary of such failure until we comply; provided, however, that any liquidated damages that accrue under the subscription agreement shall not exceed eight percent (8%) of the price paid by the selling shareholder for the debentures and warrants.

Transactions with Strata Partners, LLC

On September 23, 2005, we entered into a Placement Agent Agreement with Strata Partners, LLC, a U.S. registered broker dealer. Under the terms of a Placement Agent Agreement, we agreed to pay Strata Partners, LLC, as agent, a placement agent fee in the amount of agent compensation fee in an amount equal to eight percent (8%), as applicable, for sales effected by the agent and a lead agent fee agent in an amount equal to two percent (2%) of the aggregate gross proceeds of any placement during the term of the agreement. The agent also will receive warrants, as lead agent, to purchase common shares equal to three percent (3%) of the total number of common shares (or common stock equivalents) sold by us in the placement and warrants as selling agent to purchase additional common shares equal to seven percent (7%) of the total number of common shares (or common stock equivalents), as applicable, for sales effected by the agent. The terms, conditions and exercise price of the warrants to be issued to the agent shall be economically equivalent to the terms, conditions and exercise price of the securities issued by us in a placement. We also agreed to grant the agent the same registration rights granted to investors in a placement, if any, and reimburse the agent for all expenses incurred by it in the performance of the agent's obligations, including but not limited to the fees and expenses of our counsel and accountants and the cost of qualifying the placement, and the sale of the securities, in various states or obtaining an exemption from state registration requirements. We will reimburse the agent for actual expenses, including but not limited to accounting, legal and professional fees, incurred by the agent in connection with the Placement, not to exceed one-half percent (0.5%) of the gross offering proceeds. We agreed that the agent would serve as exclusive placement agent until January 31, 2006. We paid Strata Partners, LLC (the lead agent and sole selling agent) all of the fees outlined above in connection with our November 21, 2005 placement of 6% Convertible Debentures and Class A Warrants. We are registering the shares of common stock acquirable upon exercise of the warrants for resale by the agent in the registration statement in which this prospectus is included.

We previously issued Strata Partners, LLC 31,400 shares of common stock during the three months ended September 30, 2005, in reimbursement for certain expenses under the terms of a previous Placement Agent Agreement that terminated on July 1, 2005.

Transactions with Other Selling Shareholders

On August 12, 2005 our Board of Directors authorized a direct private placement offering of 1,200,000 units at $0.25 per unit. Each unit consists of one share of common stock, and a three-year full share purchase warrant exercisable at $0.30, $0.35 and $0.40 in the respective successive years. During the nine months ended September 30, 2005, we sold a total of 500,000 units for proceeds of $125,000. Subsequently, 700,000 units were sold during the fourth quarter of 2005 for proceeds of $175,000. No fees or commissions were paid, and net proceeds to us were $300,000.

On August 17 2005, we completed a private placement of 400,000 units to Earle & Rhea Foster, a selling shareholder, at $0.25 per unit.

On September 19, 2005, 2005, we completed a private placement of 100,000 units to Carol S. & George C. Nichols, Jr. a selling shareholder, at $0.25 per unit.

On October 17, 2005, we completed a private placement of 300,000 units to Laura O. & Ralph W. Kettell, II, a selling shareholder, at $ 0.25 per unit.

On October 17, 2005, we completed a private placement of 200,000 units to Vose Partners, a selling shareholder, at $0.25 per unit.

On October 17, 2005, we completed a private placement of 200,000 units to Wilbur G. Hallauer, a selling shareholder, at $0.25 per unit. Mr. Hallauer beneficially owned greater than 10% of our issued and outstanding common stock prior to the private placement. Except as described above and based on information available to us, there are no other relationships between us and any of these selling shareholders.

We are registering the shares of common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrants for resale by the selling shareholder in the registration statement in which this prospectus is included.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling shareholders. When we refer to selling shareholders, we intend to include donees and pledgees selling shares received from a named Selling Shareholder(s) after the date of this prospectus. All costs, expenses and fees in connection with this registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

The selling shareholders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

In the event that the registration statement is no longer effective, the selling shareholders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, including the minimum one year holding period.

Upon being notified by any Selling Shareholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

- the name of each selling shareholder(s) and of the participating broker-dealer(s),

- the number of shares involved,

- the price at which the shares were sold,

- the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

- that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

- other facts material to the transaction.

LEGAL PROCEEDINGS

On April 11, 2005 the State of Alaska (the plaintiff), after due notice, filed a lawsuit against the United States and sixteen companies and individuals (the defendants) to gain quiet title to the state's right-of-way for the historic Coldfoot to Chandalar Lake Trail. We consider this action by the State of Alaska to resolve title and right-of-way issues for road access into Chandalar to be a material event. Current access to our Chandalar property is only either by winter ice trail over this route, or by aircraft to airstrips located on the property. All weather road access to our property would have dramatic positive economic impacts on the exploration for and development of any gold deposits we may find on our claims. To date, the State of Alaska has settled with 13 of the 17 defendants either by default or agreement. The principal defendant, the U.S. Secretary of the Interior, has not settled. Negotiations are proceeding. The Alaska State Attorney General's Office can offer no timetable for the resolution of their complaint.

Except as set forth above neither we nor any of our property are currently subject to any material legal proceedings or other regulatory proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The section sets forth certain information with respect to our current directors, executive officers and key employees as of December 29, 2005. The term for each director expires at our next annual meeting or until his or her successor is appointed.

Directors and Executive Officers

Name	Age	Office with the Company	Appointed to Office
Richard R. Walters	61	President, Director	2003
Charles G. Bigelow	74	Director	2003
James K. Duff	60	Chairman, Director	2003
James A. Fish	75	Director	2003
Kenneth S. Eickerman	47	Director	2004
William Orchow	60	Director	2004
Becky L. Corigliano	41	Treasurer, Secretary, Chief Financial Officer	2003

Background and Experience

Richard R. Walters: Mr. Walters has been the President and a director since June 24, 2003; he was Acting Chief Financial Officer until November 1, 2003. He is an economic geologist, and holds a degree in geology from Washington State University (1967). He is a Certified Professional Geologist by the American Institute of Professional Geologists and licensed to practice as a geologist in the states of Alaska and Washington. From March 1994 to March 2000 he was a director, Chief Operating Officer and President of Yamana Resources, Inc., a Toronto Stock Exchange listed company. From April 2000 to December 2004 he was the president of Marifil S.A., a private mineral exploration and holding company in Argentina. In February of 2005 Marifil S.A. was merged into Marifil Mines Limited a public company traded on the Toronto Ventures Exchange. Mr. Walters is a director and the Executive Vice President of Marifil Mines Limited.

Becky L. Corigliano: Ms. Corigliano was the Treasurer/Secretary and Acting Chief Financial Officer of Little Squaw Gold Mining Company since November 1, 2003 and was appointed Chief Financial Officer by the Board of Directors on March 4, 2004.   In addition, Ms. Corigliano is the Chief Financial Officer, Secretary and Treasurer for Western Goldfields, Inc. a production stage mining company listed on the NASDAQ OTC BB. She worked for Apollo Gold Inc. (previously Pegasus Gold Corporation) from 1985 to 2003. Her most recent position with Apollo Gold Inc. was Assistant Treasurer/Assistant Secretary. She earned a B.A. degree in accounting from Whitworth College in Spokane, Washington.

Charles G. Bigelow: Mr. Bigelow has been a director since June 30, 2003. He is an economic geologist with a degree in geology from Washington State University (1955). From 1972 to June 2005, he has served as the president of WGM Inc., a private consulting and project management firm of geologists operating in Alaska. During the previous five years, he was also a Director and the President and Chief Executive Officer of Ventures Resource Corporation, a public mineral exploration company listed on the Toronto Ventures Stock Exchange. He is now retired.

James K. Duff: Mr. Duff has been the Chairman of the Board of Directors since June 24, 2003. He is a geologist with over 35 years of diverse international experience in the mining industry. He is currently the President of South American Operations for Coeur d'Alene Mining Corporation, a public company traded on the New York Stock exchange. He also serves on the board of directors of American International Ventures, a U.S. gold exploration company that trades on the NASDAQ OTC BB. He previously worked for Coeur d'Alene Mines for 12 years where he was Vice President of Business Development. Mr. Duff has a BS degree in geology from the Mackay School of Mines at the University of Nevada Reno and an MS degree in geology from the University of Idaho, and he completed the Program for Management Development at the Harvard School of Business. He is a past President and honorary Life Member of the Northwest Mining Association.

James A. Fish: Mr. Fish has been a director since June 24, 2003. He received a degree in geology from Berea College in Kentucky in 1952 and a law degree from Gonzaga University School of Law in 1962. He has been an officer and director of Hanover Gold Company, Inc. since 1995 and Vice President for the last two years. Hanover is a development stage mining company listed on the NASDAQ OTC BB. Since 1987, Mr. Fish has been Vice President and General Counsel for N.A. Degerstrom, Inc., a privately held mining and construction company based in Spokane, Washington.

Kenneth S. Eickerman: Mr. Eickerman became a director on March 4, 2004. He received a B.A. degree in Business Administration from Washington State University and is a Certified Public Accountant. Currently, Mr. Eickerman is the Controller for Revett Minerals Inc., a Canadian mining company trading on the Toronto Stock Exchange. Within the last five years he served as Vice President and Controller of Mustang Line Contractors, Inc. for three years, a company that builds electric transmission lines. Previously, he was the Controller and Treasurer for Apollo Gold, Inc for five years. Mr. Eickerman is Chairman of the Audit Committee and its designated Financial Expert.

William Orchow: Mr. Orchow became a director on July 20, 2004. Mr. Orchow is a director, President and Chief Executive Officer of Revett Minerals, Inc., a Canadian company trading on the Toronto Stock Exchange. From November 1994 to December 2002, Mr. Orchow was President and Chief Executive Officer of Kennecott Minerals Company, where he was responsible for the operation and business development of all of Kennecott Mineral's mines with the exception of its Bingham Canyon mine. From June 1993 to October 1994, he was President and Chief Executive Officer of Kennecott Energy Company, the third largest producer of domestic coal in the United States, and prior to that was Vice President of Kennecott Utah Copper Corporation. Mr. Orchow has also held senior management and director positions with Kennecott Holdings Corporation, the parent corporation of the aforementioned Kennecott entities. He has also been a director and member of the executive committee of the Gold Institute, a director of the National Mining Association and a director of the National Coal Association. Mr. Orchow is currently a member of the board of trustees of Westminster College in Salt Lake City and chairman of its finance committee. He graduated from the College of Emporia in Emporia, Kansas with a bachelor's degree in science.

Our directors are elected for a one-year term and until their successors have been elected and qualified. Executive Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of shareholders and until their successors have been elected and qualified. There are no arrangements or understandings between any of the directors, executive officers, and other persons pursuant to which any of the foregoing persons were named as Directors or executive officers.

As noted above, except for Mr. Eickerman, the Directors also act as directors for companies with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to Section 15(d) of the Act.

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving us during the past five years.

Promoters and Control Persons: Not Applicable

Board Committees

Our Board of Directors has an Audit Committee and a Compensation Committee. The members of the Audit Committee are Mr. Eickerman, Mr. Orchow, and Mr. Fish. The responsibilities of the Audit Committee include monitoring compliance with Company policies and applicable laws and regulations, making recommendations to the full

Board of Directors concerning the adequacy and accuracy of internal systems and controls, the appointment of auditors and the acceptance of audits, and monitoring management's efforts to correct any deficiencies discovered in an audit or supervisory examination. Each of these Directors are independent Directors. The Audit Committee had four meetings in 2004. On March 4, 2004, Mr. Stephens resigned from the Audit Committee, and on Septemebr13, 2005 resigned from the Board of Directors. Mr. Eickerman became a member of the Audit Committee and was designated by the Board of Directors as the Chairman of the Audit Committee and its Financial Expert.

The Compensation Committee is composed of Mr. Fish, as its Chairman, and Mr. Bigelow. This Committee receives and considers recommendations from the President for compensation for consultants and the Directors. The Committee also is responsible for the administration of all awards made by the Board of Directors pursuant to the Restated 2003 Share Incentive Plan.

Our entire Board of Directors acts as a nominating committee. This committee does not have a charter nor has it adopted a policy with regard to consideration of director candidates recommended by shareholders. The Board of Directors does not believe that it is necessary to adopt specific criteria or procedures.

<u>Code of Ethics</u>

Since the change in management took place in June 2003, the Board of Directors has been required to consider and perform many business and governance issues. Each director is aware of and adheres to the fiduciary standards described in Regulation S-B, item 406. "Quality and Integrity" has been the cornerstone of Little Squaw Gold Mining Company since it was reformed in 2003. Truthfulness, honesty, fairness, to each other, our Company, and to our investors and suppliers are the ethical standards by which we live and work. All our personnel are expected to maintain high ethical standards of conduct and to comply fully with applicable laws and governmental regulations.

On November 7, 2005, our Board of Directors adopted a Code of Business Conduct and Ethics for directors, officers and employees of Little Squaw Gold Mining Company and its subsidiaries and affiliates. All our directors and employees have been provided with a copy of this Code, and it is posted on our world wide web site at www.littlesquawgold.com. The document is intended to provide guidance for all directors and employees (including officers) and other persons who may be considered associates of our Company to deal ethically in all aspects of its business and to comply fully with all laws, regulations, and Company policies. Anyone who is employed by us is expected to assume the responsibility for applying these standards of ethical conduct. When in doubt any employee has the responsibility to seek clarification from the appropriate Company representative.

This Code is in addition to other detailed policies relevant to business ethics that we may adopt from time to time.

EXECUTIVE COMPENSATION

Summary Compensation Table

A summary of cash and other compensation paid in accordance with management consulting contracts for our President and Chief Executive Officer for the three most recent years is as follows:

Summary Compensation Table

| | | Annual Compensation | | | | Long-Term Compensation | | |
| | | | | | | Awards | Payouts | |
(a) Name and Principal Position	(b) Year	(c) Salary(1) ($)	(d) Other Annual Bonus ($)	(e) Restricted Stock Comp. ($)	(f) Awards(1) SARs(#)	(g) Securities Underlying Options/ ($)	(h) LTIP Payouts ($)	(i) All other Comp. ($)
Eskil Anderson President	2002	$0	$0	$0	-0-	$0	$0	$0
R. Walters President	2003	$12,075	$0	$0	-0-	$0	$0	$0
	2004	$38,763	$0	$0	-0-	$0	$0	$0
B. Corigliano CFO	2003	$0	$0	$7,500	-0-	$0	$0	$0
	2004	$18,900	$0	$6,710	-0-	$0	$0	$0

Option/SAR Grants in Last Fiscal Year

On March 4, 2004, we issued options to purchase shares of common stock to the directors pursuant to the 2003 share incentive plan, in each case exercisable for a ten year period from the date of issuance at an exercise price of $0.29 per share. The options were valued using a 45% discount of the average closing price of the last five trading days of 2003. The options were issued to the following directors:

Director	Option Shares	Vesting
Charles G. Bigelow	5,000	Immediately
James K. Duff	5,000	Immediately
James A. Fish	5,000	Immediately
Jackie E. Stephens (resigned effective September 13, 2005) (1)	5,000	Immediately

(1) Expire March 13, 2006.

On December 31, 2004, we issued options to purchase shares of common stock to the directors pursuant to the 2003 share incentive plan, in each case exercisable for a ten year period from the date of issuance at an exercise price of $0.22 per share. The options were valued using the average closing price of the last five trading days of 2004 at a 45% discount. The options were issued to the following directors:

Director	Option Shares	Vesting
Charles G. Bigelow	50,000	Immediately
James K. Duff	50,000	Immediately
Kenneth S. Eickerman	50,000	Immediately
James A. Fish	50,000	Immediately
William Orchow	50,000	Immediately
Jackie E. Stephens (resigned effective September 13, 2005)(1)	50,000	Immediately

(1) Expire March 13, 2006.

Director Compensation for Last Fiscal Year

The Directors receive $500 for each board meeting and $300 for each committee meeting. During 2004 we deferred $10,600 in board compensation.

Independent Contractor Agreements

Consulting Agreement with Richard Walters

We entered into an Independent Contractor Agreement dated June 30, 2003 for a term of four months with Richard R. Walters, as a consultant. The Agreement was renewed on October 1, 2003 through September 30, 2004. On November 12, 2004 and again on November 7, 2005, the Agreement was renewed retroactively to October 1, 2004 and October 1, 2005, respectively, by our Board of Directors for an additional one year period under the original terms. The services provided by Mr. Walters include serving as our President and Chief Operating Officer and such other executive management functions as shall be requested by the Board of Directors. The Agreement renews each year on the anniversary date for a one year term, pending board approval. Either party may terminate the Agreement upon 15 days written notice. As consideration for performance of the services, we agreed to pay Mr. Walters a fee of $175 per day worked, pro rated for each partial day worked. Mr. Walters is not an employee.

Mr. Walters is entitled to reimbursement for his expenses, with any expense greater than $1,000 being subject to prior approval by the Compensation Committee. We may accrue and defer the payment of the fees and/or expenses from time to time until the Compensation Committee determines we have sufficient funds to make payment. Due to limited cash resources between July 1, 2004 and October 1, 2005, we accrued but did not pay Mr. Walters amounts payable under his contract. No benefits are provided to Mr. Walters by us other than the compensation for his services.

Consulting Agreement with Becky Corigliano

We entered into an Independent Contractor Agreement, effective November 1, 2003, with Becky Corigliano as a consultant. Her consulting services initially were limited to treasurer and corporate secretary functions. As part of those services, she was the Secretary, Treasurer and Acting Chief Financial Officer. On March 4, 2004, she became the Chief Financial Officer. On November 12, 2004 and again on November 7, 2005, the Agreement was renewed retroactively to November 1, 2004 and November 1, 2005, respectively, by the Board of Directors for an additional one year period under the original terms. The initial term of this Agreement is for a period of one year from the effective date. Either party may terminate the Agreement upon 15 days written notice. As consideration for the performance of the services, we will pay Ms. Corigliano a fee of $150 per day worked, prorated for each partial day worked. We also guarantee a minimum of 10 full days work per month, a minimum monthly payment of $1,500. Consulting fees shall be accrued only if we at a future date do not have sufficient funds to make payment to Ms. Corigliano. Thereafter, payment would be subject to the discretion of the Board of Directors. Ms. Corigliano also will be reimbursed for reasonable expenses previously approved by us. As additional compensation for the services, we issued 50,000 shares of common stock to Ms. Corigliano in 2003. Ms. Corigliano received an additional 67,103 shares of common stock subsequent to February 26, 2004 as a result of her designation as Chief Financial Officer. The shares issued to her were treasury shares held by us. The shares are subject to the restricted securities requirements of the Securities Act of 1933. No benefits are provided to Ms. Corigliano by us other than the accrued compensation for her services. Ms. Corigliano is not an employee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock as of December 29, 2005 by:

- each person who is known by us to beneficially own more than 5% of our issued and outstanding shares of common stock;
- our named executive officers;
- our directors; and
- all of our executive officers and directors as a group.

Name of Shareholder	Amount and Nature of Beneficial Ownership		Percent of Class [1]
Directors and Named Executive Officers			
Richard R. Walters, President, Chief Executive Officer and Director	809,060		4.81%
William Orchow, Director	182,500	(3)	1.08%
Charles G. Bigelow, Director	170,000	(2)(3)	1.01%
James A. Fish, Director	167,000	(2)(3)	0.99%
James K. Duff, Director	267,903	(2)(3)	1.59%
Kenneth S. Eickerman, Director	100,000	(3)	0.59%
Becky Corigliano, Chief Financial Officer	117,103		0.70%
All current executive officers and directors as a group	1,813,566	(4)	10.61%
5% or greater shareholders			
RAB Special Situations (Master) Fund Limited	7,500,000	(5)	9.99%
Wilbur G. Hallauer	2,081,875	(6)	12.22%

(1) Calculated based on 16,833,420 shares of common stock issued and outstanding as of December 29, 2005.

(2) Includes 5,000 shares of common stock acquirable upon exercise of vested options exercisable before March 3, 2014.

(3) Includes 50,000 shares of common stock acquirable upon exercise of vested options exercisable December 31, 2014.

(4) Includes shares of common stock acquirable upon exercise of vested options exercisable described in footnotes (2) and (3), above.

(5) RAB Special Situations (Master) Fund Limited is organized under the laws of the Cayman Islands. The shareholder holds 6% convertible debentures in the principal amount of $1,000,000 convertible into 5,000,000 common stock at $0.20 per share and Class A Warrants exercisable to acquire 2,500,000 shares of common stock at $0.30 per share before November 20, 2008. The 6% convertible debentures and the Class A Warrants contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%. See, information related to selling shareholders above.

(6) Includes 1,881,875 shares of common stock and 200,000 shares of common stock acquirable upon exercise of Warrants.

We have no knowledge of any other arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of our company.

We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions

On January 21, 2005, we separately had related party transactions with William Orchow, a director, Wilbur G. Hallauer and another shareholder in which these parties advanced an aggregate amount of $100,000 to us for operating capital purposes. The advances were evidenced by six month promissory notes payable on demand with accrued interest at 6% per annum. We had the right, any time prior to their maturity date on July 20, 2005, and without notice, to convert the Notes into restricted shares of our common stock and warrants. The initial conversion rate was $0.30 per share and included one warrant per share initially at $0.45. The exercise price of the warrants escalated to $0.55 and $0.75 in the second and third year from the date of issue. No payable demand was made, and the notes matured on July 20, 2005, where upon we requested of all note holders an extension of the term of the notes. All parties to the notes agreed to extend the term of the Notes for an indefinite period until we had the financial resources to repay them. In connection with the agreement to extend the term of the Notes the parties also agreed that the interest rate on the notes would increase from 6% to 12%. At September 30, 2005, we had accrued $3,000 of interest related to the Notes, which was subsequently paid. On October 18, 2005 a principal payment of $25,000 plus interest due was paid on one of the convertible promissory notes in the amount of $50,000 leaving a total balance due of $75,000. On December 20, 2005, the remaining balance of $75,000 and two months interest was paid on the convertible promissory notes.

Equity Compensation Plan Information

At a special meeting of shareholders originally convened December 19, 2003, then adjourned until January 23, 2004, the shareholders voted to adopt the Little Squaw Gold Mining Company 2003 Share Incentive Plan. The Plan permits the grant of nonqualified stock options, incentive stock options and shares of common stock to participants of the Plan. The purpose of the Plan is to promote our success and enhance the value of our assets by linking the personal interests of the participants to those of our shareholders, by providing participants with an incentive for outstanding performance. Pursuant to the terms of the Plan, 1,200,000 shares authorized but unissued common stock were reserved for issue. Options granted to participants under the Plan must be exercised no later than the tenth employment anniversary of the participant. Eligible participants in the Plan include our employees, directors and consultants.

In November 2005 our Board of Directors ratified changes to the Plan that brought it into compliance with new IRS laws (principally Code 409A) that require companies to recognize the fair market value of stock options and other share based payments awarded to employees and associates as compensation expense. The new law becomes effective for us on January 1, 2006. Any new shares issued under our Plan will be based on their then current market price or higher. The Plan is now referred to as the Restated 2003 Share Incentive Plan.

During 2004, 620,000 shares of common stock and options to purchase common stock were issued under the original Plan. No shares have been issued under the restated Plan.

As of December 29, 2005, securities authorized for issuance under our original 2003 Share Incentive Plan, approved by the shareholders, as equity compensation were as follows:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plan approved by shareholders	320,000	$ 0.23	580,000

DESCRIPTION OF SECURITIES

Little Squaw Gold Mining Company is authorized to issue 200,000,000 shares of common stock, $0.10 par value, and 10,000,000 shares of preferred stock, no par value.

Common Stock

Each holder of our common stock is entitled to one vote per share in the election of directors and on all other matters submitted to the vote of shareholders. No holder of our common stock may cumulate votes in voting for our directors.

Subject to the rights of the holders of any our preferred stock that may be outstanding from time to time, each share of our common stock will have an equal and ratable right to receive dividends as may be declared by the our board of directors out of funds legally available for the payment of dividends, and, in the event of liquidation, dissolution or winding up of our corporation, will be entitled to share equally and ratably in the assets available for distribution to our shareholders. No holder of our common stock will have any preemptive right to subscribe for any of our securities.

Our common stock is quoted on the NASD Over-the-Counter Bulletin Board under the trading symbol "LITS.OB."

Preferred Stock

Our directors are authorized by our Articles of Incorporation to issue, by resolution and without any action by our shareholders, up to 10,000,000 shares of preferred stock, no par value , in one or more series, and our directors may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of preferred stock, including rights that could adversely affect the voting power of the holders of our common stock.

One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock. As of the date of this filing, the directors have not designated any such preferred shares and therefore, no preferred shares are issued or outstanding.

Transfer Agent

The transfer agent and registrar for the our common stock is Columbia Stock Transfer Company, 1602 E. Seltice Way, Suite A PMB#303, Post Falls, ID 83854, U.S.A. Phone: (208) 664-3544; Fax: (208) 777-8998.

THE SEC'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our bylaws provide that directors and officers shall be indemnified by us to the fullest extent authorized by the Alaska Corporations Code Section 490, against all expenses and liabilities reasonably incurred in connection with services for us or on our behalf. The bylaws also authorize the board of directors to indemnify any other person who we have the power to indemnify under Alaska law, and indemnification for such a person may be greater or different from that provided in the bylaws.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DESCRIPTION OF THE BUSINESS

Overview

We, Little Squaw Gold Mining Company, are engaged in the business of acquiring and exploring mineral properties throughout the Americas, primarily those containing gold and associated base and precious metals. We are incorporated under the laws of the State of Alaska on March 26, 1959. Our executive offices are located at 3412 S. Lincoln Dr., Spokane, WA 99203, and our phone number there is (509) 624-5831.

At this time our only property is an exploration stage property in Alaska referred to as the Chandalar property. The Chandalar property is located approximately 190 air miles NNW of Fairbanks, Alaska, and 48 miles NE of Coldfoot, in the Chandalar mining district. The center of the district is approximately 70 miles north of the Arctic Circle. We own in fee 426.5 acres of patented federal mining claims consisting of 21 lode claims, one placer claim and one mill site. We control an additional 9,566.5 acres of unpatented State of Alaska mining claims consisting of 90 claims. State mining claims provide exploration and mining rights to both lode and placer mineral deposits. The claims are contiguous, comprising a block covering 9,993 acres, and are being maintained by us specifically for the possible development of placer and lode gold deposits.


LITTLE SQUAW GOLD MINING COMPANY
CHANDALAR DISTRICT MINES
CHANDALAR, ALASKA
N
0 1 2 3 4
Scale in Miles
North Fork Chandalar River
Lake Cr.
Squaw Lake
Little Squaw Lake
Big Squaw Cr.
Little Squaw Creek
MELLO BENCH
ENEVELOE
LITTLE SQUAW
Boulder Cr.
SUMMIT
STAR
MIKADO
St. Mary's Cr.
Cr.
BIG CREEK
Chandalar Lake
Trail
Tobin
Tobin Pass
Big Creek

Map 1 Location of the Chandalar mining district showing principal mines and prospects.

We do not intend to conduct mining operations on our own account at this time. Rather we plan to undertake cost efficient and effective exploration activities to discover mineralization and potentially mineral reserves, which may upgrade the value of our properties and then joint venture or sell properties to qualified major mining companies. We intend to focus our activities only on projects that are primarily gold deposits.

We are an exploration stage company, and none of the properties that we own or control contain any known ore reserves or mineralized material under the definition of ore reserves within SEC Industry Guide 7. Although there is a history of past lode and placer production on our Chandalar property, the property is at an early stage of exploration, and the probability that ore reserves that meet SEC guidelines will be discovered on an individual prospect at Chandalar is slight. A great deal of further work is required on our properties before a final determination as to the economic and legal feasibility of a mining venture can be made. There is no assurance that a commercially viable deposit will be proven or probable through the exploration efforts by us at Chandalar. We cannot assure you that funds expended on our properties will be successful in leading to the delineation of ore reserves that meet the criteria established under SEC guidelines.

Our initial focus is on exploration of our Chandalar property. The arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. There are many operating mines located elsewhere within North America that are located above the Arctic Circle. Management believes year-round operations at Chandalar are feasible should an exploitable deposit of gold be proven through seasonal exploration and development.

Our Planned Exploration for 2006

To the extent funds are available in 2006 we intend to:

- Explore the Chandalar property and to find and then acquire additional gold exploration properties of merit.

- Complete the seasonal exploration program on the Chandalar property that was recommended by our geologic consultant, focusing on drilling and further exploring the high-grade gold-quartz vein targets that have been identified to date and their associated low-grade aureoles. Exploration of the potentially significant placer deposits at Chandalar will be a secondary priority. We intend to finance this exploration by the sales of our securities.

- Acquire additional gold exploration properties in Alaska and elsewhere in the Americas that will allow us to conduct field operations year round.

- Support state and federal industrial development projects that could bring power and a road into Chandalar.

We currently do not have sufficient capital to complete these planned activities. Our ability to complete the planned exploration activities for 2006 will be dependent on our ability to raise sufficient capital during the next six months. If we are unable to raise sufficient capital, we plan to scale back some or all of these activities and allocate our resources to maintaining our property interests and meeting minimal operating expenses.

Our Property and Projects

Our principal asset is ownership of the Chandalar property, which controls most of a historic mining district known as the Chandalar mining district. It consists of contiguous patented federal mining claims and unpatented State of Alaska mining claims totaling 9,993 acres (15.6 square miles). The patented ground holds the most important of the presently known gold-bearing structures. The Chandalar property is currently at the exploration stage. The Chandalar district has a history of prior production, but there is no current production, except for some small-scale placer operations by an independent miner, Mr. Delbert Ackels, on inlier claims of our claim block (Map 2).


LITTLE SQUAW GOLD MINING COMPANY
SQUAW LAKE
LITTLE SQUAW LAKE
Big Squaw Creek
Little Squaw Creek
McNett Fork Creek
Tobin Creek
Big Creek
T 32 N
T 31 N
R 4 W
R 3 W
LEGEND
LSGMC-Patented federal claims subject to 2% royalty
LSGMC-Traditional state 40 acre claims subject to 2% royalty
LSGMC- Claims purchased from prior management-not subject to 2% royalty
LSGMC-Super MTRSC 160 acre state claims not subject to 2% royalty
Del Ackels state MTRSC 40 acre claims, not held by LSGMC
Airstrip
10/1/05

Map 2 Our mining claims in the Chandalar mining district.

During 2004 we contracted the services of an independent geological consulting company, Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska to review and analyze previous work done on Chandalar. The report was commissioned in February and completed in May, and is titled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information Review and Recommendations". Pacific Rim concluded that the gold mineralization at Chandalar is mesothermal (formed at moderate to high temperatures and moderate to high pressures by deposition from hydrothermal fluids), and largely because of that the property is believed to have multi-million ounce gold discovery potential. Pacific Rim recommended an initial exploration program to better assess the gold lodes and the placer gold deposits at a cost of about $1.4 million.

Information contained in this registration statement related to our Chandalar property is derived from the report entitled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information Review and Recommendations", by Pacific Rim Geological Consultants, Inc. The full text of this report is available for review on our web site: www.littlesquawgold.com.

A preliminary field program to follow up on the work recommended by Pacific Rim was completed in two phases during the 2004 summer field season by James C. Barker, a Certified Professional Geologist licensed to practice in Alaska and under contract to us. Mr. Barker was one of the two co-authors of the Pacific Rim report. The 2004 field work and subsequent data analyses and reporting was completed at a cost of about $77,000. A detailed technical description of the activity and results are contained in a December 20, 2004 report by Mr. Barker titled "Summary of Field Investigations 2004".

The first phase of the exploration program ended a twenty year hiatus of hard rock exploration on the property and involved a photo geologic lineament study, expansion of the claim block to catch outlying vein showings and reconnaissance sampling. The lineament study identified fifty-nine sites thought to be favorable for discovery of mineralization. The second phase of the 2004 season's program identified six new gold-bearing quartz veins, bringing the total number of known gold-bearing quartz veins and quartz vein swarms on the Chandalar property to more than 28.

Mr. Barker was again retained to carry out a surface exploration program during the 2005 summer field season. This program was of a more modest nature than previously because of lack of funds, lasting only the month of July. In all, 189 exploratory samples of stream sediments, soils and rock chip were taken, and a series of ten prospect maps were upgraded. The results of his work are currently being compiled into a technical report expected to be completed soon.

Depending on our ability to obtain financing we have plans to continue methodical exploration by using geochemical and geophysical surveys over the extensively soil covered terrain, and continue building a suite of exploration drill targets.

History of Property

Gold was discovered in the Chandalar district in 1904, and over the years various operators have produced about 85,000 ounces of gold mainly from placer deposits, but also from high-grade gold-quartz veins. We were incorporated in 1959 for the purpose of acquiring the gold mining properties of the Chandalar mining district. Our operations during the 1960's resulted in the development of a mining camp, a mill, several airstrips, and development of a small amount of ore reserves in underground workings.

In 1972 and 1976, all of the lode mining claims in the Chandalar district were acquired by us except for seven 40-acre unpatented state claims. In 1978, we acquired all of the placer mining claims in the Chandalar district. During 2003, we purchased the seven 40-acre unpatented state mining claims in exchange for 350,000 shares of our common stock. In September of 2003 we staked 55 state unpatented mining claims, in 2004 we staked another eight unpatented state mining claims, and in 2005 we staked one more unpatented state mining claim, thereby increasing the total size of our Chandalar property to 9,993 acres (15.6 square miles).

During the 1970's and early 1980's the lode and placer properties were leased to various parties for exploration and development and gold production. The quartz lodes were last worked from 1970 to 1983, when 9,039 ounces of gold were recovered from the milling of 11,819 tons averaging 1.02 ounces of gold per ton (oz/t Au). The material was extracted from surface and underground workings on three of four mineralized quartz structures lying mostly on the patented federal mining claims owned by us. Recorded placer gold production of the Chandalar district is 76,270 ounces of 845 fine gold. Our lessees produced 15,735.5 ounces of that total amount of placer gold between 1979 and 1999. The unpatented claims are located on property that was formerly all owned by the federal government; however, as of 1991, title to all of the properties had been transferred to the State of Alaska, and by that date we had converted all previously held unpatented federal mining claims into unpatented state mining claims.

In November of 1989 and May of 1990 we entered into a ten year mining lease with Gold Dust Mines, Inc. for all our placer mining interests located on the Big Creek, St. Mary's Creek, Little Squaw Creek, Big Squaw Creek, and Tobin Creek. The lease provided for annual advance rentals of $7,500 per creek drainage mined plus an 8 percent royalty from placer gold production. During 1998 and 1999, Gold Dust's placer mining lease was limited to Big Creek. There was no mining conducted in 2000, 2001, 2002 or 2003. Since 1999, however, Gold Dust failed to pay the $7,500 annual lease fee on the creek drainage it mined and failed to make the annual rental payments on the state mining claims it was mining on, as required by the mining lease, in all a sum of $32,380. A portion of the 1999 production royalties owed to us in the amount of eleven ounces of gold nuggets was also not paid. In February 2000, the owners of Gold Dust, Mr. & Mrs. Delbert Ackels (guarantors of Gold Dust's obligations to us) declared a Chapter 7 bankruptcy, which the court discharged in May of 2000. Our mining lease with Gold Dust was the sole asset of Gold Dust.

During the spring of 1990, Gold Dust Mines, Inc. (the lessee) transported about $2.6 million in capital equipment to our Chandalar mining claims over the winter haul road from Coldfoot, located on the Alaska pipeline highway. This machinery included a large gravity-type alluvial mineral treatment plant (an IHC-Holland wash plant) together with a Bucyrus-Erie dragline, two big Caterpillar tractors, front end loaders, a churn drill and other large pieces of placer gold mining equipment. During the last part of the 1993 season, Gold Dust Mines moved its placer operations to the Big Creek and St. Mary's Creek drainages. In 1994, placer mining operations were concentrated on the St. Mary's Creek drainage. During 1995, placer mining operations were conducted on the St. Mary's Creek and Big Creek Drainages. During 1996, a lease amendment was entered into between us, as lessor, and Gold Dust Mines, as lessee, wherein Little Squaw Creek, Big Squaw Creek and Tobin Creek drainages were excluded from the lease. During 1996 to 1999, these placer mining operations were conducted only on the St. Mary's Creek and Big Creek drainages.

During 1988, a consulting mining engineer was hired to compile historical information on the entire placer and lode district. His comprehensive report was completed in January 1990, and is available for review by interested persons. A few conclusions from his report are referred to in this section. The long term potential for the Chandalar mining district lies in the development of the gold quartz lodes that will initially require a substantial drilling exploration commitment.

In the late summer of 1997, a placer mining lease was executed by us with Day Creek Mining Company, Inc., an Alaskan corporation. The lease included the placer mining claims only for the Tobin Creek, Big Squaw Creek and Little Squaw Creek drainages. It did not include the Big Creek and St. Mary's Creek drainages. The lessee was to have performed minimum exploratory drilling during each year of the lease. Only a minimum amount of drilling was performed the first year, with some good results down stream from the Mello Bench on Little Squaw Creek. Due to lack of financing, the lessee could not comply with the drilling requirements in 1998, and the lease was terminated by us giving a declaration of forfeiture to the lessees in February of 1999. Lessee has not contested the declaration of forfeiture.

We allowed some of our state mining claims on Big Creek and Little Squaw Creek to lapse in 2000 for lack of funds to pay the State of Alaska annual rental fees required to maintain them. The individual who had owned Gold Dust Mines, Inc. (Mr. Ackels) continued to do the annual assessment work on the remaining claims on behalf of us through the year 2002. In July of 2003, Mr. Ackels located state mining claims on his own behalf in the areas previously vacated by us. Mr. Ackels' claims are now inliers to our mining claim block, and he conducts seasonal placer mining operations on those claims, including a significant operation on Big Creek during 2005 which, pending a survey of claim corners, may have encroach on one of our claims. We intend to maintain and, and if needed, defend our claimholder rights.

We did not accomplish any physical work on our Chandalar property during 2003 other than the location of additional state mining claims. All of our state mining claims were maintained in good standing by carrying forward and applying to the 2003/2004 annual state mandated assessment work requirements the value in excess of the minimum annual labor requirements built up from previous years. Dollar value in excess of the required annual amount can be carried forward as a credit for up to four years.

During 2004 we staked additional claims at Chandalar and completed a two phase summer field program, which was conducted by a certified professional geologist who is an independent consultant and licensed to practice in the State of Alaska. The objective of the field program was to assess the validity of historic records, refine known drilling targets and identify new drilling targets. Several prospects of previously unevaluated or unknown gold mineralization were found as described below in this document.

During 2005 we staked another claim, and completed a modest prospecting and geologic mapping program, which was limited by our lack of funds.

Total recorded production from the Chandalar mining district is about 85,000 oz gold, although actual historic production was probably much greater than the recorded production. Recorded lode gold production from high-grade gold-quartz vein-shear zone deposits is 7,692 oz from the Mikado and Little Squaw Mines combined, and 1,347 oz from the Summit Mine. A total of 75,636 ounces of gold have came from placer deposits in the Chandalar district. Most of the placer production was derived from the Big Creek and Little Squaw Creek drainages, with some additional production from the Tobin Creek drainage.

Location and Access

The Chandalar mining District lies north of the Arctic Circle at a latitude of about 67°30'. The district is about 190 air miles north of Fairbanks and 48 air miles east-northeast of Coldfoot, an important road traffic service center on the Dalton Highway. The Dalton Highway, which parallels the Trans Alaska Pipeline, is a major highway link to the Prudhoe Bay oil fields on Alaska's North Slope.

Access to Chandalar is either by aircraft from Fairbanks, or overland during the winter season via a 55-mile-long trail from Coldfoot to Chandalar Lake and then by unimproved road to Tobin Creek on our property. Multi-engine cargo aircraft can land at the state maintained 4,700 foot airfield at Chandalar Lake or at our 3,700 foot Squaw Lake airstrip.

The Chandalar district is situated in the foothill terrain on the south flank of the Brooks Range where elevations range from 1,900 feet in the lower valleys to just over 5,000 feet on the surrounding mountain peaks. The region has undergone glaciation due to multiple ice advances originating from the north and while no glacial ice remains, the surficial land features of the area reflect abundant evidence of past glaciation. The district is characterized by deeply incised creek valleys that are actively down-cutting the terrain. The steep hill slopes are shingled with frost-fractured slabby slide rock, which is the product of arctic climate mass wasting and erosion. Consequently, bedrock exposure is mostly limited to ridge crests and a few locations in creek bottoms. Vegetation is limited to the peripheral areas at lower elevations where there are relatively continuous spruce forests in the larger river valleys. The higher elevations are characterized by artic tundra.

Snow melt generally occurs toward the end of May followed by an intensive, though short, 90-day growing season with 24 hours of daylight and daytime temperatures that range from 60-80° Fahrenheit. Freezing temperatures return in late August and freeze-up typically occurs by early October. Winter temperatures, particularly in the lower elevations, can drop to -50° F or colder for extended periods. Annual precipitation is 15-20 inches, coming mostly in late summer as rain and as snow during the first half of the winter. Winter snow accumulations are modest. The area is essentially an arctic desert.

Mining Claims

At Chandalar, we currently own in fee twenty-one 20-acre patented federal lode claims, one 15-acre patented federal placer claim, and one 5-acre patented federal mill site. In addition, we hold twenty-six 40-acre unpatented State of Alaska claims lying largely within sixty-four 160 acre unpatented state claims. The mining claims were located to cover most known gold bearing zones within an area approximately five miles by five miles. The total land position amounts to 9,993 acres (15.6 square miles) consisting of 426.5 acres of patented claims and 9,566.5 acres of unpatented claims. The claims are contiguous and form a single block that comprises our only mining property at this time.



Map 3 - Mines and prospects of the Chandalar mining district.

Holders of State of Alaska unpatented mining claims are required to complete a minimum amount of annual labor on each claim and to additionally pay an annual rental on them. In the case of a claim block or group where the claims are adjacent, the total amount of required annual labor is determined by multiplying the number of claims by the amount required for an individual claim, and the excess value of labor expended on any one or more of the claims can be applied to the labor requirements on the other claims within the block or grouping. The amount of required annual labor work varies with the size and type of mining claim and the amount of annual rental payable varies with the size, type and age of the claim. Labor expenses in excess of the annual requirement can be carried forward as a credit for up to four years. However in the case of our Chandalar property, we have chosen to carry forward any excess value credit separately for each of our two types of state claims. Also, the holder of a state mining claim may make a cash payment to the state equal to the value of labor required in lieu of doing the assessment work.

The annual labor requirement for our Chandalar holdings is $100 per 40-acre claim and $400 per 160-acre claim. Currently, the combined annual labor requirement for our claims is $28,200.

In the 2003/2004 assessment year, which ended on August 31, 2004, we spent $46,970 on work that qualified for annual labor requirements. Our combined excess value credit for the two types of claims was $54,595, with $14,400 expiring on September 1, 2005, $18,425 expiring on September 1, 2006, and $5,073 expiring on September 1, 2008.

In the 2004/2005 assessment year, which ended on August 31, 2005, we spent $73,072 on work that qualified for annual labor requirements. Our combined excess value credit for the two types of claims was $88,067, with $18,425 expiring on September 1, 2006, $5,073 expiring on September 1, 2008, and $64,569 expiring on September 1, 2009.

The annual rental fee for our unpatented state mining claims is $130 for the 40-acre claims and $100 for the 160-acre claims. The total annual rental obligation for the Chandalar property is currently $ 9,780, and the rental fees are fully paid through November 30, 2006.

The total current annual combined holding fees for our Chandalar property is $ 37,980. Our private property (patented mining claims) does not lie within any borough and is not subject to any property tax levies.

Our former management hold a mineral production royalty reservation on portions of the Chandalar property. It is a 2% royalty defined as a gross product royalty on placer gold mining and as a net smelter return on lode mining production. All of the patented federal mining claims are subject to this royalty as are 19 of the 90 unpatented state mining claims. The royalty is applicable to about 1,185 acres of the 9,993 acre property. We have an option agreement to purchase the royalty for a one time cash payment of $250,000. The option terminates on June 23, 2013, if not exercised on or before that date.

Geology and Previous Exploration and Development

Lode gold occurs at Chandalar as high-grade, low-sulfidation quartz veins within large northwest trending shear zones in Paleozoic schists. To date more than 30 gold-bearing quartz veins or swarms of gold-bearing quartz veins have been identified on the property. The quartz veins are classified as being mesothermal of metamorphic orogenic origin. Mesothermal vein systems commonly have great vertical range, and at Chandalar the vertical extent of the gold mineralization is known to be in excess of 1,500 feet. The gold-bearing quartz veins are typically one to six feet thick, with exceptional thicknesses of up to twelve feet in parts of the Mikado mine. Portions of some of the veins where they display a ribbon appearance are very rich and locally contain "bonanza" grades of gold (i.e. grades greater than 1.0 oz Au per ton). Some of the veins are known to be more than a thousand feet long, and occur intermittently along laterally extensive shear zones; the Mikado shear for example, has been identified over a strike length of six miles. A thick blanket of frozen soil, rock scree and talus and landslides covers an estimated 80% to 90% of the property, largely concealing the gold-quartz veins making their exploration and discovery challenging.

Our patented lode mining claims contain the most important gold-bearing structures in the district, as far as is now known. Although high-grade gold showings in the Chandalar district have long been recognized in published literature, exploration and development work necessary to establish the extent of mineralization has never been accomplished. The principal evaluation work done in the past on the lode deposits was done on the Mikado, Summit, Little Squaw, and Eneveloe-Bonanza Mines by lessees in the late 1970's early 1980's. Each of these mines has been minimally developed by several hundred feet of underground workings aggregating almost 2,000 feet in all. Limited surface work in the past within the district established the existence of gold-bearing zones on other prospects similar to the veins found at these mines. Sufficient development work has never been accomplished on any of the veins and gold-bearing zones to define the presence of ore reserves that meet SEC criteria.

Drilling of the veins by previous operators is either extremely limited or, in most cases, non-existent. A low-grade gold aureole commonly occurs around the high-grade gold-quartz veins where chloritically and sericitically altered rocks contain stockworks of quartz veinlets. These aureoles, which extend outwards as much as 100 feet, have never been tested for low-grade bulk tonnage mining potential. We have identified several targets that may host high-grade gold-quartz vein deposits within low-grade bulk tonnage deposits, and substantial drilling and engineering work will be required to determine if such potential deposits exist in commercially viable quantities.

2004 Field Program

During the 2004 summer field season we conducted a two phase reconnaissance surface and underground sampling program on the Chandalar property. A deep soil sampling technique developed by us was employed to identify gold anomalies that may reflect hidden gold-quartz veins. The highlight of the first phase was the re-discovery of the historic Pioneer prospect. The Pioneer quartz vein is partially exposed in some old trenches and prospect pits. The Pioneer prospect, which is associated with a major shear zone at least three miles long, contains very high-grade gold values of unknown extent. A channel sample across the vein assayed 2.30 ounces of gold per ton over a width of 2.5 feet.

During the second phase of the 2004 program two previously unknown prospects containing six gold-quartz veins were discovered. The Table on page 34 corresponding to Map 3 contains some summary gold assay information for each of the 28 prospects on our Chandalar property, plus five historic mine sites. As exploration progresses, we expect to find additional gold-quartz veins and mineralized structures under the extensive soil and landslide debris covering the property.

The 2004 summer field program was augmented by a structural geology study of the Chandalar district using existing high altitude aerial photography. The study was done by BlueMap Geomatics Ltd. located in Vancouver, British Columbia. The gold bearing quartz veins on the property occur within large shear zones or faults that form lineaments, and major structural intersections may be a controlling factor in the emplacement of the gold mineralization. BlueMap Geomatics identified numerous pronounced linears that they interpreted to represent deep-seated faults. This work was useful in defining sites for follow up exploration in 2005 that resulted in new prospects (Rock Glacier and Prospector East.)

A summary description of the principal mines and prospects examined during the 2004 summer field season is represented in the Table on page 34. The samples described in the paragraphs below and in the prospect descriptions and in the Table were collected by us unless otherwise indicated. The samples typically consist of five to seven pounds of rock fragments collected on the surface or on the dumps of old workings or from within old prospect pits. Each sample consists of between twelve and twenty dollar size rock chips or fragments. The sampled material is primarily of vein quartz or rocks containing quartz veinlets. The samples were assayed by ALS Chemex USA Inc. in Sparks, Nevada using fire assays with a gravimetric finish for gold. (ALS Chemex operates under ISO certification and is a global provider of assays to mineral exploration and mining companies.) The samples are preliminary and strictly of a reconnaissance nature. In many cases the samples were not taken across the full width of the quartz veins, and therefore the samples do not represent a quantitative measurement of the gold content of the veins, nor should they be interpreted to indicate that mineralization is present in a quantity and grade that would represent an economically viable ore deposit. Substantial additional sampling and geological and engineering work would have to be completed to confirm the presence of proven and probable reserves that meet SEC standards, and no assurance can be given that any such reserves will eventually be defined. Soil samples taken by us and reported below are strictly of a reconnaissance nature. The soil samples were taken by hammering a hollow steel pipe (split set rock bolt) about five feet into the ground. Then material from the last one to two feet inside the pipe was collected and submitted to ALS Chemex for geochemical analysis using atomic adsorption methods.

TABLE OF THE MINES AND PROSPECTS OF OUR HOLDINGS IN THE CHANDALAR MINING DISTRICT

Map No.	Prospect	Comments Au = Gold; Ag = Silver (Detailed prospect descriptions can be found in the Chandalar Mining district Summary of Field Investigations 2004 Phase I & II posted under Technical Reports on our website: www.littlesquawgold.com)
1	Crystal	4 to 6 veins are present with gold-bearing ribbon zones according to historic reports in our possession; high grade gold values are confirmed by our 2004 sampling
2	Big Squaw	channel sample across 12-ft. quartz vein with trace gold
3	Pioneer	mineralization hosted in shear zone; two channel samples across different portions of the vein collected by the Company assayed 2.30 oz Au/ton across 2.5 ft. and 0.82 oz Au/ton across 3.0 ft.; vein traced 1,500 ft. in 2004 soil samples; there are also two parallel veins but no assays reported
4	Pallasgren	reconnaissance random chip sample by the Company of 30-ft. wide quartz outcrop ran trace gold
5	Grubstake	a 1981 sample from 1.6 ft. vein assayed 0.32 oz Au/ton according to records in our possession
6	Grubstake East	caved adit explored quartz vein with mineralized vein material found in the mine dump; sampling by the Company verified the presence of anomalous gold in quartz
7	Prospector East	3-ft. quartz vein exposed for about 400 ft.; samples taken by the Company show highly anomalous silver associated with galena
8	Indicate-Tonapah	several quartz veins and numerous workings; old unverified assays show strongly anomalous gold values
9	Chandalar	vein parallel to Eneveloe vein; reports in our possession include a 2-ft. channel sample from a 6-ft. vein that assayed 2.26 oz Au/ton; a 1.5-ft. channel sample collected by the Company across a 5-ft. vein assayed 1.1 oz Au/ton; .
10	Jupiter	a 10-ft. quartz vein is exposed in road cut with disseminated sulfide minerals, and a second vein discovery was reported in 1981; the Company took a sample across the 10-ft. that assayed 0.11 oz Au/ton
11	Bonanza	three continuous channel samples collected by the Company of a 9-ft. zone of quartz, schist and clay assayed 0.5-ft. at 0.06 oz Au/ton, 3.0-ft. at 0.06 oz Au/ton and 6.0-ft. at 0.10 oz Au/ton
12	Drumlummon	reports in Company's files refer to several veins and gold-bearing quartz; apparently no further work has been done since early 20th century
13	St. Mary's	10-ft. thick vein and fault; reports in Company's possession indicate 0.24 oz Au/ton from an 11-ft. vein
14	Star Group	several veins; old unverified assays with one of 1.34 oz Au/ton, and 1981 trenching program reported trace to 0.74 oz Au/ton; vein can be traced for 4,000 ft.
15	Star No. 3	reports in Company's possession include a trench sample of 0.24 oz Au/ton across a 3.5-ft. vein
16	Shamrock	samples collected by the Company indicate anomalous values of gold
17	Wildcat	poorly exposed quartz vein at least 6-ft. thick with no visible mineralization
18	Jackpot	a tunnel exposes a 1.5-ft. vein of ribbon quartz; a reconnaissance of vein material collected by the Company on the dump assays 1.97 oz Au/ton
19	Woodchuck	a 3- to 6-ft. vein exposed in shaft; records in our possession indicate highly anomalous gold values
20	Little Kiska	records in our possession indicate presence of gold and antimony
21	Pedro	records in Company's possession indicate presence of gold; a quartz vein can be seen on high slope, but has not yet investigated
22	Grubstake West	reports in Company's possession of old prospect pit with gold mineralization in quartz
23	Big Creek Bowl	numerous boulders of sulfide-quartz vein traced for 800 ft. indicate several mineralized quartz veins
24	Mercury	a 2-ft. vein the Company found on the high ridge west of Big Squaw Creek; possible west extension of the Eneveloe veins that assayed 0.01 oz Au/ton.
25	Rock Glacier	large area of vein and associated rock occurs on a rock glacier that gouges the valley bottom of Little Squaw Creek where a number of quartz veins and shear zones intersect valley bedrock (Figure 4)
26	Big Tobin	soil sampling by the Company defines a gold-arsenic anomaly & possible presence of quartz vein
27	Uranus	reports in Company's possession indicate presence of two quartz veins exposed in two prospect pits; the site was relocated by the Company and a reconnaissance sample collected by the Company of vein material in the prospect pits assayed 1.45 oz Au/ton
28	McLellan	old unreported prospect pits found by the Company; 4 to 6 veins present; reconnaissance sampling by the Company of one of the veins in an old trench assays 1.10 oz Au/t.
	Little Squaw Mine	according to records in our possession about 380 tons of development material were produced at a grade of 1.65 oz Au/ton; drill intercepts, including one of 10 ft. at 0.66 oz Au/ton, show deeper underlying untested mineralization
	Mikado Mine	gold occurs within fractured rock and quartz lenses of a shear zone; according to records in our possession past production totaled 10,418 tons at a grade of 0.99 oz Au/ton
	Summit Mine	at least two gold-quartz veins are present; according to records in our possession, 142 tons of development material were produced at a grade of 4.82 oz Au/ton; overall, a total of 1,401 tons at 1.29 oz Au/ton were produced; drill holes cut more veins
	Eneveloe Mine	at least two gold-quartz veins are present; according to records in our possession, a zone of 1.0 oz Au/ton or greater was encountered on both levels, but there is no record of production
	Little Squaw Placer Mine	according to information in our possession reported production from drift mining on Mello Bench is 29,237 oz gold at a grade of 0.96 oz Au/cubic yard; 10.6 oz gold nugget recovered; significant volumes of unmined gold-bearing gravel remain

Values shown in this column include only samples collected by us in 2004 as channel samples or representative chip samples. Assays performed by ALS Chemex

Summary of Prospects

Set forth below is a summary of our material prospects.

***Little Squaw Vein*:** This gold-quartz vein is partially explored by trenches and two short tunnels decades old. According to records in our possession, previous operators defined an existing shoot of mineralized material containing approximately 2,000 tons at a grade of 1.55 oz Au/t. A reconnaissance sample taken by us from a quartz vein exposed in one of the trenches assayed 5.24 oz Au/t. Channel sampling by us in a tunnel below that trench yielded 19.98 oz Au/t over 3.54 feet of true width. This sample run includes a 0.84 foot interval of "ribbon quartz" that assays 89.12 oz Au/t with 15.85 oz Au/t. Another channel sample of this ribbon quartz taken ten feet farther along in the tunnel assayed 5.16 oz Au/t over 0.85 feet. The ribbon quartz derives its appearance from lenticular seams of dark colored iron sulfides and mica minerals within white quartz. We have concluded that the previously defined shoot of mineralized material is open to expansion by drilling, and we believe that previous operators may have underestimated the gold grade of the shoot because of technical difficulties in properly sampling zones within the quartz vein that contain wires and nuggets of native gold.

Crystal Prospect: In 1909 four tons of ore were extracted from an 8-foot-deep shaft driven into an 8-foot-wide quartz vein that was processed in a crude (three-stamp) mill. Historic records in our possession show that the four tons assayed 47.08 oz Au/t. The location of the Crystal Prospect was uncertain until we re-discovered it this year. The old shaft and associated trenches are completely sloughed in, but a set of veins can be traced over a strike length of at least 400 feet. Thick soil cover hampered efforts to find the limits of the veins. The main quartz vein is at least 5-to-6 feet thick, and a channel sample taken by us of a 0.67-foot-thick footwall portion of ribbon quartz assayed 3.64 oz Au/t. The Crystal vein appears to be very similar to the Little Squaw vein located along strike projection 1.5 miles away, but a correlation cannot be established because the intervening area is entirely covered. Extensive dozer trenching and soil sampling is planned to define the lateral extensions and possible linkage of these veins.

McLellan Prospect: This area contains a swarm of 5 previously unreported quartz veins that are poorly exposed, that we have traced for a distance of at least 1,000 feet along strike. Ribbon quartz has so far been found associated with two of the veins. The ribbon quartz characteristically weathers recessively because of the effect of decomposing sulfide minerals, and it is typically not exposed without trenching. A reconnaissance sample of this material gathered from the surface by us assayed 1.10 oz Au/t. The McLellan Prospect is located about 1,500 feet from the Crystal Prospect, and we believe that it may be a faulted offset of the Crystal vein. Follow-up soil sampling and trenching is planned at the McLellan Prospect.

Pioneer Prospect: The Pioneer quartz vein, which saw limited development in the early 1900's, is partially exposed in old trenches and prospect pits. The Pioneer prospect contains very high-grade gold values of undetermined extent, but it is associated with a major shear zone that is at least three miles long. A channel sample collected by us across the vein assayed 2.30 oz Au/t over a width of 2.5 feet, and another channel sample of a 3-foot-wide quartz vein taken 35 feet along strike from the first channel sample assayed 0.82 oz Au/t. Six anomalous soil samples taken by us from a depth of 4 to 5 feet along the soil covered projections of the vein average 0.260 parts per million (ppm) gold and are interpreted to indicate the possible presence of a buried vein extending outward from both ends of the trench, suggesting a possible vein strike length in excess of 1,500 feet with at least 150 feet of vertical relief exposed. Additional soil sampling and dozer trenching are planned to further define drilling targets at the Pioneer prospect.

Prospector East Prospect: Mineralization detected at this prospect is unusual for the Chandalar district because the prospect is characterized by high silver values relative to gold. It is located on north side of the property in low hills where few other veins have been found, probably because of thick soil cover. Two reconnaissance samples collected by us from the dump of an old caved tunnel assayed 23.8 oz Ag/t, 0.08 oz Au/t and 11.7 % Pb, and the other sample assayed 5.5 oz Ag/t, 0.09 oz Au/t and 2.2% Pb. The vein appears to be about 3 feet thick and is exposed in some old prospect pits over a strike length of 400 feet. So far, we have not been able to collect channel samples directly from the vein. The results of the dump samples can only be interpreted as an indication that important mineralization is present. Highly anomalous values in bismuth, silver and lead, along with the absence of zinc give this prospect a very distinct geochemical signature, which may be indicative of district scale metal zoning. Follow up trenching and soil sampling are planned.

Rock Glacier Prospect: A jumbled mass of ice bound soil, cobbles and boulders exceeding a million tons contains abundant rubble of vein quartz fragments that are highly anomalous in gold. Assays of eleven rock chip reconnaissance samples taken by us that were collected randomly of numerous quartz cobbles and boulders average 2.71 ppm gold, and the average geochemical assay of three the soil samples taken by us of material binding the slide material is 0.48 ppm gold. The rock glacier originates in a large meadow about a thousand feet up a mountainside. Soil samples taken in this source area show strong gold anomalies indicating buried mineralized quartz veins. An extensive soil sampling program is planned in this area, and geophysical techniques, such as ground magnetics and induced potential, may be useful to trace the veins below the thick cover.

**Uranus Prospect**: A series of previously unreported and closely spaced gold-quartz veins was found high on a ridge opposite the Rock Glacier Prospect. Random chips of decomposed mineralized quartz are strewn in discrete streaks over the ground. A reconnaissance sample of this material taken by us assayed 1.47 oz Au/t. The mineralized zone is of unknown width as there is no exposed bedrock, making this prospect especially intriguing for further exploration.

**Big Tobin Prospect:** Soil sampling has revealed an important set of mineralized shears in the Big Tobin area. They are important because they strike northeast in contrast to all other known mineralized structures, and they trend directly toward the Mikado gold deposit about 1,000 feet away. The projected structural intersection is a target that merits additional follow-up work.

**Mikado Mine:** Records in our possession indicate that this mine has produced about 10,000 tons at an average grade of one ounce of gold per ton. Twenty-five-year-old mining engineering records show that significant un-mined mineralized material remains in the portion of the mine that was previously developed but that is now caved in. The previously mined vein carried extraordinary grades in some places. Two reconnaissance rock samples collected by us gathered from the mine dump in 2004 assayed 23.28 oz Au/t with 5.24 oz Ag/t and 1.57 oz Au/t with 0.83 oz Ag/t. Our consulting geologists have concluded that there are at least two shoots of strongly mineralized material which are open to extension at depth, and we intend to test these possible extensions by drilling during the 2006 field program.

Our Chandalar mining claims cover all or major portions of three main drainages and lesser parts of a fourth drainage that radiate from the areas in which the gold-bearing quartz veins and associated shear zones are located. They include most of the areas where placer mining operations occurred in the past, as well as substantial portions of these drainages that have never been mined. The placer gold deposits in the Chandalar district are characterized by high-grade concentrations of native gold that occur in multiple horizons in second and third order streams in the vicinity of auriferous quartz lodes. At least 76,000 ounces of gold are known to have been produced from four placer deposits at Chandalar, with recovery of some nuggets, the largest of which was 10.6 ounces according to records in our possession. The placer gold deposits were exploited by both open-cut and underground drift mining methods limited to unconsolidated but frozen gravels. Limited drilling by previous operators indicates that certain areas on the property, especially along Little Squaw and Big Squaw Creeks have potential for the discovery of significant quantities of placer gold. Substantial drilling and engineering work will be required to determine if such potential deposits exist in commercially viable quantities.

Progress was made during the 2004 and 2005 summer field seasons in defining geological features helpful in planning future drilling campaigns. The discovery of hydrothermal alteration haloes that envelop locations of strong gold mineralization within the major shear zones may be significant. We are methodically building a considerable suite of substantive drilling targets on the Chandalar property. The drill targets include both high-grade underground deposits and targets for lower-grade deposits amenable to surface bulk methods, as well as for significant placer gold deposits. We do not currently have sufficient funds to undertake such drilling programs, and there is no assurance any efforts by us to raise those funds during the next six months will be successful.

Risks Related to the Chandalar Project

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. We compete for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than us. In addition, we compete with others in efforts to obtain financing to acquire, explore and develop mineral properties.

Employees

We have no employees. We have always relied on contracting our management and administrative personnel needs. Two part-time consultants provide management services for us under contracts that will expire on January 31, 2006, when they are scheduled for renewal reviews by the Compensation Committee of our board of directors..

Regulation

Our activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on our business, causing those activities to be economically reevaluated at that time.

Environmental Risks

Minerals exploration and mining are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to us (or to other companies in the minerals industry) at a reasonable price. To the extent that we become subject to environmental liabilities, the remediation of any such liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Our Chandalar property contains an inactive small mining mill site withl tailings impoundments, last used in 1983. A December 19, 1990 letter from the Alaska Department of Environmental Conservation ("Alaska D.E.C.") to the Division of Mining of the Department of Natural Resources ("Alaska D.N.R.") states: "Our samples indicate the tailings impoundments meet Alaska D.E.C. standards requirements and are acceptable for abandonment and reclamation." The Alaska DNR conveyed acknowledgement of receipt of this report to us in a letter dated December 24, 1990. We subsequently reclaimed the tailings impoundments, and expect that no further remedial action will be required. Concerning a related matter, the Alaska D.E.C. has identified a small area of low-level mercury contamination in a graveled staging area next to the mill and has designated it to be a medium priority assessment site in its state contaminated sites database. We have accrued a $50,000 expense liability to execute a remediation plan proposed by us and approved by the Alaska D.E.C. (See note 6 to our audited consolidated financial statements in our 10KSB/A for the year ended December 31, 2004). Other than this minor mercury contamination, we know of no matters of concern to the Alaska D.E.C. regarding our and our predecessors' exploration and production activities on the properties.

Title to Properties

Our only mining property (Chandalar) lies on Alaska state land, except for the patented mining claims owned by us. The major portion of our property consists of State of Alaska unpatented mining claims. The validity of unpatented state mining claims is often uncertain, and such validity is subject to contest. Unpatented mining claims are unique property interests and are generally considered subject to greater title risk than patented mining claims, which are real property interests that are owned in fee simple. An important part of our property is patented federal mining claims held in fee simple.

The State of Alaska requires locators and holders of unpatented state mining claims to complete annual assessment work and to pay an annual cash rental on the claims in order to keep the claimant's title to the mining rights in good standing. We are not in default of any annual assessment work filing or annual claim rental payment.

State of Alaska unpatented mining claims are subject to a title reservation of 3% net profits royalty for all mineral production on net mining income of $100,000 or more.

Our management has done a title chain search of the Company's patented federal mining claims. They believe we are the owner of the private property, and that the property is free and clear of liens and other third party claims except for a 2% mineral production royalty held by former management.

We have attempted to acquire and maintain satisfactory title to our undeveloped Chandalar mining property, but we do not normally obtain title opinions on our properties in the ordinary course of business, with the attendant risk that title to some or all segments our properties, particularly title to the State of Alaska unpatented mining claims, may be defective.

Alaska Taxes Pertaining to Mining

Alaska has tax and regulatory policies that are widely viewed by the mining industry as offering one of the most favorable environments for new mines development in the United States. The mining taxation regime in Alaska has been stable for many years. There is discussion of taxation issues in the legislature but no changes have been proposed that would significantly alter the current state mining taxation structure. Although management has no reason to believe that new mining taxation laws which could adversely impact our Chandalar property will materialize, such event could and may happen in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

During 2004 and the first nine months ended September 30, 2005, we focused on advancing exploration of the Chandalar property through surface prospecting and geologic mapping and sampling methods. No drilling or underground exploration work was involved. In 2004, Pacific Rim Geological Consulting Inc. of Fairbanks, Alaska completed a comprehensive independent technical report on the Chandalar property. Pacific Rim reviewed all of Little Squaw's extensive data on the Chandalar property that we built up over the years, which includes data from various operators dating back to the early 1900's. They concluded the gold mineralization is of the mesothermal type, and the property has multi-million ounce gold discovery potential. Pacific Rim recommended additional exploration, some of which was completed in two phases during the 2004 summer field season by an independent certified professional geologist, James C. Barker, under contract to us. The summer field program was augmented by a structural geology study of the Chandalar district using existing high altitude aerial photography. BlueMap Geomatics identified numerous pronounced linears that it interpreted to represent deep-seated faults. This work has been useful in defining targets for future exploration.

The objective of the 2004 exploration field program was to assess the validity of historic records, refine known drilling targets and identify new drilling targets. Several prospects of previously unevaluated or unknown gold mineralization were found, including six previously unknown gold-bearing quartz veins. During the 2004 summer field program we conducted a reconnaissance surface and underground sampling program of numerous gold-bearing veins on the property. We also conducted a soil geochemical sampling program using a deep penetrating sampling technique we developed to identify gold anomalies that may reflect hidden gold-quartz veins. Two previously unknown prospects containing six gold-quartz veins were discovered as a result of the field work, bringing the total number of known gold-bearing quartz veins and vein swarms on the property to more than 28. We expect to find more mineralized structures as exploration progresses because more than 80% of the property is covered by soil and landslide debris.

During the first quarter of 2005, we had planned to conduct the seasonal exploration program on the Chandalar property that was recommended by our geologic consultant, James C. Barker. His proposed program was budgeted at $1.4 million. We expected to raise sufficient capital to hire Mr. Barker and other qualified independent geologic consultants to complete a two phase program, which would have included infrastructure repairs, geological field work, taking 600 rock and 4,000 soil samples, and doing ground-based and aerial geophysics surveys, aerial topographic surveys, and 5,000 feet of reverse air circulation drilling.

The planned 2005 summer program was to have been conducted in two staged phases as follows:

- PHASE I would be geological investigations primarily to pin-point proposed drill sites throughout the district. This work would consist of various exploration activities, including the use of targeted soil sampling grids and ground and aerial geophysics.

- PHASE II would be a reverse circulation drill program of 5,000 feet or more.

Phase I geophysical and geochemical surveys were anticipated to better define the fault structures, initially defined by BlueMap Geomatics, that host mineralized quartz veins. A technical assessment was then expected to be made of locations where drilling was thought to be warranted during phase II. Several sites where old drill holes indicate the downward extensions of quartz vein gold mineralization were targeted for verification drilling. The wide-spread occurrences of gold mineralization in large, through-going structures, at least four of which have a mining history, was reasoned to justify the work proposed in Phases I and II.

We were unable to obtain the financing required to undertake this phased exploration program due to unfavorable stock market conditions for the mining sector in early 2005. Instead, we undertook a modest surface exploration of the Chandalar property during the month of July 2005. A small field crew concentrated work on ten of the gold quartz vein prospects, where geologic maps were produced of each and 189 rock, soil and stream sediment samples were taken for analysis. Importantly, their geologic reconnaissance found a close special association between many of the gold bearing quartz veins and intrusive bodies of mafic igneous rock masses (greenstones). Our geologists believe there may be a genetic link between the greenstones and the gold mineralization that can be used as an exploration tool.

We also retained the services of a licensed consulting geologist, Melvin Klohn, during the 2005 field season to review our extensive Chandalar property data and make a comprehensive week-long visit to site. Mr. Klohn examined most of the significant gold prospects on the property and said that he found the gold bearing quartz veins to be very similar to the important category of gold deposits often called "lode gold" or greenstone gold, which are major contributors to world gold production. He noted the district's prospects are aligned along a series of sub-parallel structural belts in a structural pattern similar to that of the famous Red Lake district in Ontario, Canada. He concluded that the Chandalar property presents a unique and appealing gold exploration opportunity. This most recent technical report by Mr. Klohn report is posted on our Web site at www.littlesquawgold.com.

Our work during the 2005 summer field season investigated old reports of quartz vein showings at the Pallasgreen and Drumlummon prospects. These sites had not been evaluated since their discovery by prospectors early in the 1900s. At the Pallasgreen, mineralization was found along a multiple quartz vein system for approximately 400 feet. Soil samples geochemically anomalous in gold and an extensive "iron bleed" zone are indicative of mineralization in this area. The iron bleed, or ferricrete, is considered to be caused by ground water dissolution of buried metallic sulfides and re-participation of the metal ions in the surface hydrologic bleed zone. Additionally, gold in soil values were found about 4,000 feet westward along strike, which will be further evaluated in 2006 as a possible extension of the Pallasgreen veins. Anomalous soil and rock results were also found in the Drumlummon area and in an unnamed site of vein quartz north of the Pallasgreen. An additional 160-acre state mining claim was located to include this area in our property holding.

In 2005, we also completed further prospect definition work at the Pioneer, Crystal and Uranus sites, which established proposed drill targets at each.

Pre-drilling prospect mapping was also initiated during the 2005 field season at the Little Squaw, Eneveloe, Grubstake West, Rock Glacier and Summit areas. Little Squaw quartz vein rubble was traced about 2,500 feet eastward from the known exposures, and geologic mapping indicates that at least two mineralized quartz veins continue in that direction. The two Summit quartz veins were projected about 2,000 feet westward where they are believed to be partially covered by active accumulations of slide rock. Nevertheless, stream sediment sampling together with deep penetration soil sampling results from sites along and below its projection were highly anomalous in gold.

During the nine month period ended September 30, 2005, we raised $141,975 net of offering costs, and $100,000 from the issuance of convertible promissory notes. Subsequent to September 30, 2005, we raised an additional $1,175,000 in financing. See "Liquidity and Capital Resources," below. We anticipate that we will need to raise an additional $2,000,000 during the next six months to fund our plans for the year ending December 31, 2006. We cannot guarantee that we will successfully raise the additional financing on terms acceptable to us, if at all.

Plans

The planned 2006 seasonal exploration program for the Chandalar property is very similar to Mr. Barker's Phase I and Phase II project plan for 2005. However, the quantity of proposed drilling in Phase II has been increased from 5,000 feet or more to 10,000 feet or more, and the project's projected cost is now approximately $1.7 million dollars as shown in the table below. The table combines Phase I and Phase II budgets, which are not contingent on each other.

Proposed 2006 Chandalar Exploration Program Budget

EXPENSE CATAGORY		
Planning, Permitting, Hiring	$	43,000
Equipment Purchases, Leases, Rentals (ATVs, Tractors, Vehicles		266,000
Mobilization/Demobilization and interim charter Air Support		141,000
Contracted Geological and Technician Services		307,000
Contracted Camp Services		163,000
Contracted Aerial Geophysical Survey		150,000
Contracted Geological Studies		46,000
Contracted Drilling Services		165,000
Contracted Assaying Services		142,000
Site Fuel Consumption		50,000
Travel		40,000
Final Analyses and Report		40,000
Sub Total	$	1,553,000
Company Overhead (Management, Office support, Taxes & Insurance)		147,000
TOTAL	$	1,700,000

We plan to begin the program during the second quarter of 2006, and expect to complete it in late 2006, assuming adequate funding has been made available.

Currently we do not have sufficient cash to conduct the intended 2006 seasonal exploration program on the Chandalar property. We anticipate that we will need to raise an additional $2,000,000 during the next six months to fund our plans through the year ending December 31, 2006. We intend to raise sufficient financing through debt and/or equity financing. However, there can be no assurance that we will be successful in our plans to raise capital or complete the 2006 field exploration program on the Chandalar property. There is no assurance that should exploration proceed according to the recommended program, it will lead to the discovery and delineation of ore reserves that will conform to the criteria specified in SEC Industry Guide 7. Our contingency plan should no further funding be achieved, is to carry out a reduced scale exploration program at Chandalar that deletes Phase II (drilling). Such a down-sized program would involve expanding Phase I. Geochemical soil sample surveys around known prospects, geophysical surveys of the quartz veins using ground magnetics, and seismic applications on the buried placer gold channels would be expanded.

Liquidity and Capital Resources

On September 30, 2005 we had total liabilities of $244,427, and total assets of $427,388. This compares to total liabilities of $87,792 and total assets of about $367,560 on December 31, 2004. As of September 30, 2005, our liabilities consist of $100,000 of convertible notes due to a director and two shareholders, $3,000 accrued interest, $50,000 for environmental clean up, $11,129 in outstanding accounts payable and $80,298 accounts payable – to officers and directors for services (related parties). As of September 30, 2005, we had current assets of $96,430, including cash of $81,643; current liabilities of $194,427; and working capital deficit of $97,997.

Our principal source of liquidity during the year ended December 31, 2004 and the nine month period ended September 30, 2005, has been through debt and equity financing. Financing activities provided cash of $ 288,313 during the year ended December 31, 2004 and $241,875 during the nine months ended September 30, 2005. We used cash in operating activities of $ 346,915 during the year ended December 31, 2004, and $190,001 during the nine month period ended September 30, 2005.

On September 23, 2005, we engaged an exclusive placement agent to assist us with raising financing. On November 21, 2005, we raised $1,000,000 in the private placement of 6% Convertible Debentures in the principal amount of $1,000,000 and 2,500,000 Class A Warrants issued to one institutional investor. We paid an aggregate placement fee of $100,000 in connection with this private placement, for net proceeds of approximately $900,000. We also incurred approximately $ 6,500 in expenses in connection with the financing.

On October 17, 2005, we finished a private placement of our securities from which we netted $175,000 in the fourth quarter.

We are currently attempting to raise additional capital to fund our planned 2006 seasonal exploration program at the Chandalar property and for general corporate and working capital requirements.

We are an exploration stage company and have incurred losses since our inception. We have no recurring source of revenue and our ability to continue as a going concern is dependant on our ability to raise capital to fund our planned exploration and working capital requirements. Our plans for the continuation of our company as a going concern include financing our operations through sales of its common stock and/or debt and the eventual profitable development of its mining properties. Our financial statements do not contain any adjustments, which might be necessary, if we were unable to continue as a going concern.

Private Placement Offering

On August 12, 2005 our Board of Directors authorized a direct private placement offering of 1,200,000 units at $0.25 per Unit. Each unit consists of one share of common stock, and a three-year full share purchase warrant exercisable at $0.30, $0.35 and $0.40 in the respective successive years. During the nine months ended September 30, 2005, we sold a total of 500,000 units for proceeds of $125,000. Additionally, 700,000 units were sold during the fourth quarter of 2005 for proceeds of $175,000. No fees or commissions were paid, and net proceeds to us were $300,000. We used the proceeds of the offering for working capital and to retire all debt.

On November 21, 2005, we closed a private placement of 6% Convertible Debentures in the principal amount of one million United States dollars (US$1,000,000) and 2,500,000 Class A Warrants to raise one million dollars ($1,000,000). The placement was made to one institutional investor outside the United States. The Debentures are convertible into shares of Common Stock, $0.10 par value, at US$0.20 per share, subject to certain adjustments, and each Warrant is exercisable to acquire one share of common stock at an exercise price of US$0.30 per share until November 21, 2008. The 6% convertible debentures and the Class A Warrants contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%. Under the terms of a Placement Agent Agreement, we paid an agent, a U.S. registered broker-dealer, a placement agent fee an amount equal to ten percent (10%) ($100,000) of the aggregate gross proceeds of the Placement. The agent also received Warrants to purchase common shares equal to ten percent (10%) (500,000 Warrants) of the total number of common shares (or common stock equivalents) sold by us in the Placement. The terms, conditions and exercise price of the warrants to be issued to the agent shall be economically equivalent to the terms, conditions and exercise price of the securities issued by us in a placement. We also agreed to grant the agent the same registration rights granted to investors in a placement, if any, and reimburse the agent for all expenses incurred by it in the performance of the agent's obligations, including but not limited to the fees and expenses of our counsel and accountants and the cost of qualifying the placement, and the sale of the securities, in various states or obtaining an exemption from state registration requirements. We will reimburse the agent for actual expenses, including but not limited to accounting, legal and professional fees, incurred by the agent in connection with the Placement, not to exceed one-half percent (0.5%) of the gross offering proceeds.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

We had no contractual obligations as of September 30, 2005.

Inflation

We do not believe that inflation has had a significant impact on our consolidated results of operations or financial condition.

Critical Accounting Policies

Critical accounting principles upon which our financial status depends are those requiring estimates of the recoverability of the carrying value of our mining assets and expenses and disclosure associated with accounting for stock based compensation. Additionally, estimates of our environmental liabilities are considered critical due to the assumptions and estimates inherent in accruals of such liabilities, including uncertainties relating to specific reclamation and remediation methods and costs and the application and changing of environmental laws, regulations and interpretations by regulatory authorities.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information. The OTC Bulletin Board is not considered a "national exchange."

Our Common stock is traded on the NASDAQ Over The Counter Bulletin Board under the symbol "LITS". The following table shows the high and low bid information for the Common stock for each quarter since January 1, 2003. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2003		
First Quarter	$0.13	$0.06
Second Quarter	$0.15	$0.08
Third Quarter	$0.90	$0.12
Fourth Quarter	$0.75	$0.45
2004		
First Quarter	$0.75	$0.51
Second Quarter	$0.72	$0.37
Third Quarter	$0.47	$0.28
Fourth Quarter	$0.55	$0.35
2005		
First Quarter	$0.50	$0.34
Second Quarter	$0.45	$0.30
Third Quarter	$0.33	$0.23

The above quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

As of December 23, 2005, the closing bid quotation for our common stock was $0.30 per share as quoted by the NASD OTCBB.

HOLDERS OF RECORD

As of December 29, 2005 there were 3,366 shareholders of record of our common stock and approximately 858 additional shareholders whose shares are held through brokerage firms or other institutions.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent for our common shares is Columbia Stock Transfer Company, 1602 E. Seltice Way, Suite A PMB#303, Post Falls, ID 83854, U.S.A. Phone: (208) 664-3544; Fax: (208) 777-8998.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling shareholders.

LEGAL MATTERS

The law firm of Payne, Hamlin, Coffin & Brooke has acted as our counsel by providing an opinion on the validity of the securities.

EXPERTS

The financial statements as of December 31, 2004 and 2003, included in this prospectus and elsewhere in the registration statement have been audited by DeCoria, Maichel & Teague P.S., independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

The information contained in the report titled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information Review and Recommendations" was prepared by Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska.

The information contained the report titled "Summary of Field Investigations 2004" was prepared by James C. Barker, a Certified Professional Geologist licensed to practice in Alaska.

The information contained in the report titled "Interim Summary Report: Little Squaw Gold Mining Company, Properties in the Chandalar Mining district, Alaska" was prepared by Melvin Klohn, a geologist licensed to practice in the state of Washington.

The information contained in the report titled "Structural and Lithological Features Observed From Air Photo Mosaic" was prepared by BlueMap Geomatics Ltd., of Vancouver British Columbia.

EXPERTS AND CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

LeMaster & Daniels PLLC ("Former Accountant"), Spokane, Washington, served as our independent auditors from the year ending 1972 through the year ending 2002. On December 19, 2003 our shareholders ratified our director's selection of the Spokane, Washington professional services firm of DeCoria Maichel & Teague P.S. to be our independent public accountants for the fiscal year 2003. Our financial statements included in this prospectus have been audited DeCoria Maichel & Teague P.S. ("New Accountant"), independent certified public accountants, as stated in its report appearing elsewhere herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

No adverse opinion or disclaimer of opinion was issued during the past two years by the Former Accountant, and no opinion of the Former Accountant was qualified or modified as to uncertainty, audit scope or accounting principles.

The change in auditors was recommended by our Board of Directors.

During the two most recent fiscal years and the interim period preceding such dismissal, we are not aware of any disagreements with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the Former Accountant, would have caused it to make references to the subject matter of the disagreement(s) in connection with its report.

We are not aware of any reportable events (as defined in Item 304 (a) (1) (B) of Regulation S-B) that have occurred during the two most recent fiscal years and the interim period preceding the dismissal of the Former Accountant.

During the two most recent fiscal years and the interim period preceding the appointment of the New Accountant, we have not consulted the New Accountant regarding either:

- The application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that we considered an important factor in reaching a decision as to the accounting or financial reporting issue; or

- Any matter that was either the subject of a disagreement or event (as defined in Regulation S-B, Item 304(a)(1)(B)).

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form SB-2 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at One Station Place, 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.

_____

AUDITED FINANCIAL STATEMENTS

TABLE OF CONTENTS

DECORIA,
MAICHEL
& TEAGUE
A PROFESSIONAL SERVICES FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Little Squaw Gold Mining Company

We have audited the accompanying balance sheets of Little Squaw Gold Mining Company, (An Exploration Stage Company) ("the Company") as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended and from the date of inception on March 26, 1959 through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Little Squaw Gold Mining Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended and from the date of inception on March 26, 1959 through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague P.S.

DeCoria, Maichel & Teague P.S.
March 2, 2005

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Balance Sheets
December 31, 2004 and 2003

	2004	2003
ASSETS		
Current assets:		
Cash	$ 32,855	$ 98,834
Prepaid expenses	6,198	6,252
Total current assets	39,053	105,086
Plant, equipment, and mining claims:		
Other equipment, net of depreciation	4,441	
Mining and mineral properties	321,041	318,597
Other assets	3,025	
Total assets	**$ 367,560**	**$ 423,683**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Current liabilities:		
Accounts payable	$ 5,020	$ 22,360
Accounts payable – related parties	32,772	
Total current liabilities	37,792	22,360
Long-term liabilities:		
Accrued remediation costs	50,000	36,000
Convertible accrued compensation - Walters LITS		82,437
Convertible success award - Walters LITS		88,750
Total long-term liabilities	50,000	207,187
Total liabilities	87,792	229,547
Stockholders' equity		
Preferred stock; no par value, 10,000,000 shares authorized; no shares issued or outstanding		
Common stock; $0.10 par value, 200,000,000 and 12,000,000 shares authorized, respectively; 15,364,117 and 11,998,636 issued and outstanding, respectively	1,536,411	1,199,863
Additional paid-in capital	752,458	454,880
Deficit accumulated during the development stage	(2,009,101)	(1,455,923)
	279,768	198,820
Less treasury stock, 0 and 117,103 shares, at cost, respectively		(4,684)
Total stockholders' equity	279,768	194,136
Total liabilities and stockholders' equity	**$ 367,560**	**$ 423,683**

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Operations

	Years Ended December 31,		From Inception (March 26, 1959) Through
	2004	2003	December 31, 2004
Revenue:			
Royalties, net			$ 398,752
Lease and rental			99,330
Gold sales and other	$	$ 5,799	31,441
		5,799	529,523
Expenses:			
Other costs of operations		$ 4,904	$ 8,030
Management fees and salaries	$ 70,525	10,575	952,057
Directors' fees – cash	17,200		82,975
Directors' fees – share based	143,200		143,200
Professional services	236,082	164,418	678,577
Other general and administrative expense	53,824	11,329	214,218
Mineral property maintenance	8,097	4,820	12,917
Office supplies and other expense	10,344	15,388	238,549
Depreciation	493		5,248
Reclamation and miscellaneous	14,000	16,000	115,102
Loss on partnership venture			53,402
Equipment repairs			25,170
	553,765	227,434	2,529,445
Other (income) expense:			
Interest expense		315	36,301
Interest income	(587)	(178)	(27,122)
Total other (income) expense	(587)	137	9,179
Net loss	**$ 553,178**	**$ 221,772**	**$ 2,009,101**
Net loss per common share – basic	**$ 0.04**	**$ 0.02**	**$ 0.32**
Weighted average common shares outstanding-basic	**14,811,488**	**9,898,792**	**6,233,587**

The accompanying notes are an integral part of these financial statements.

F-3

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2004

Year	Transaction	Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Treasury Stock	Total
1959	Issuance of shares	X			441,300	$ 44,130				
	Net loss							$ (428)		$ 43,702
1960	Issuance of shares	X			433,780	43,378				
	Net loss							(769)		42,609
1961	Issuance of shares	X			306,620	30,662				
	Issuance of shares	X			25,010	2,501	$ 5,002			
	Net loss							(12,642)		25,523
1962	Issuance of shares	X			111,239	11,124				
	Issuance of shares	X			248,870	24,887	49,773			
	Issuance of shares		Mining leases	Par value of stock issued	600,000	60,000				
	Net loss							(5,078)		140,706
1963	Issuance of shares	X			223,061	22,306				
	Issuance of shares	X			27,000	2,700	5,400			
	Sale of option						110			
	Net loss							(5,995)		24,521
1964	Net loss							(8,913)		(8,913)
1965	Issuance of shares	X			19,167	1,917	3,833			
	Issuance of shares		Salaries	Price per share issued for cash during period	19,980	1,998	3,996			
	Net loss							(9,239)		2,505
1966	Issuance of shares	X			29,970	2,997				
	Issuance of shares	X			5,200	520	520			
	Net loss							(7,119)		(3,082)
1967	Issuance of shares	X			3,700	370	740			
	Issuance of shares		Engineering and management fees	Par value of stock issued	24,420	2,442				
	Issuance of shares		Accounting fees		2,030	203	406			
	Net loss							(5,577)		(1,416)
1968	Issuance of shares	X			64,856	6,486	12,971			
	Issuance of shares		Salaries	Price per share issued for cash during period	19,980	1,998	3,996			
	Issuance of shares		Directors' fees		30,000	3,000	6,000			
	Net loss							(7,322)		27,129

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2004

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Treasury Stock	Total
1969	Issuance of shares	X			12,760	$ 1,276	$ 2,552			
	Issuance of shares	X			338,040	33,804	85,432			
	Issuance of shares		Salaries	Approximate price per share issued for cash during period	24,000	2,400	4,800			
	Issuance of shares		Consideration for co-signatures		50,004	5,000	10,001			
	Net income							$ 2,272		$ 147,537
1970	Issuance of shares	X			1,000	100	400			
	Issuance of shares		Salaries	Price per share issued for cash in prior period	1,500	150	300			
	Issuance of shares		Salaries	Price per share issued for cash in current period	444	44	178			
	Net loss							(8,880)		(7,708)
1971	Issuance of shares	X			13,000	1,300	1,500			
	Issuance of shares		Purchase of assets of Chandalar Mining & Milling Co.	Par value of stock issued	336,003	33,600				
	Net loss							(2,270)		34,130
1972	Issuance of shares		Purchase of assets of Chandalar Mining & Milling Co.	Par value of stock issued	413,997	41,400				
	Issuance of shares		Additional exploratory and development costs through payment of Chandalar Mining & Milling Co. liabilities	Dollar value of liabilities paid	55,657	5,566	15,805			
	Receipt of treasury stock in satisfaction tof accounts receivable and investment in Chandalar Mining & Milling Co.				(125,688)	(12,569)	(977)		$ (13,546)	
	Issuance of shares		Mining claims	Par value of stock issued	2,240,000	224,000			13,527	
	Net loss							(65,175)		208,031
1973	Net loss							(16,161)		(16,161)
1974	Net loss							(13,365)		(13,365)

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company

(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2004

Year	Transaction	Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Treasury Stock	Total
1975	Net loss							$ (15,439)		$ (15,439)
1976	Net loss							(5,845)		(5,845)
1977	Issuance of shares		Purchase of assets of Mikado Gold Mines	Par value of stock issued	1,100,100	$ 110,010				
	Net loss							(15,822)		94,188
1978	Issuance of shares		Mining claims	Par value of stock issued	400,000	40,000				
	Issuance of shares		Directors' fees		40,000	4,000	$ 3,200			
	Issuance of shares		Management fees, notes payable, and accrued interest	Approximate market price per share	109,524	10,952	8,762			
	Net loss							(39,144)		27,770
1979	Net loss							(18,388)		(18,388)
1980	Net loss							(34,025)		(34,025)
1981	Net loss							(32,107)		(32,107)
1982	Issuance of shares		Directors' fees	Approximate market price per share	40,000	4,000	20,000			
	Net loss							(70,165)		(46,165)
1983	Net loss							(10,416)		(10,416)
1984	Net loss							(63,030)		(63,030)
1985	Issuance of shares		Directors' fees	Approximate market price per share	40,000	4,000	12,000			
	Net loss							(78,829)		(62,829)
1986	Issuance of shares	X			44,444	4,444	5,556			
	Net loss							(32,681)		(22,681)
1987	Issuance of shares		Officer salary		166,000	16,600	18,500			
	Issuance of stock option		Legal fees	Approximate market price per share			12,360			
	Issuable shares		Directors' fees				4,095			
	Issuance of stock option		Equipment	Value of equipment			60,000			
	Net loss							(48,057)		63,498

The accompanying notes are an integral part of these financial statements.

F-6

Little Squaw Gold Mining Company

(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2004

Year	Transaction	Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Par Value	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Treasury Stock	Total
1988	Issuance of shares		Officer salary		194,444	$ 19,444	$ (1,944)			
	Issuance of stock option		Legal fees	Approximate market price per share			6,200			
	Issuable shares		Directors' fees				1,080			
	Issuance of shares		Settlement of stock option	Approximate market price when option was granted	58,860	5,886	(5,886)			
	Issuance of shares		Settlement of stock right	Approximate market price when right was granted	19,500	1,950	(1,950)			
	Net loss							$ (46,961)		$ (22,181)
1989	Issuance of shares		Settlement of stock option	Approximate market price when option was granted	68,888	6,889	(6,889)			
	Issuance of shares		Settlement of stock right	Approximate market price when right was granted	12,000	1,200	(1,200)			
	Net loss							(59,008)		(59,008)
1990	Net loss							(37,651)		(37,651)
1991	Issuance of shares		Directors' fees	Approximate market price per share	24,000	2,400				
	Purchase of 20,000 treasury shares	X							$ (1,500)	
	Net loss							(42,175)		(41,275)
1992	Purchase of 32,000 treasury shares	X							(1,680)	
	Net loss							(41,705)		(43,385)
1993	Net loss							(71,011)		(71,011)
1994	Issuance of stock option		Officer compensation	Approximate market price per share			6,250			
	Net loss							(43,793)		(37,543)
1995	Issuance of shares		Officer compensation	Approximate market price per share	153,846	15,385	4,615			
	Purchase of 65,000 treasury shares	X							(4,975)	
	Net loss							(30,728)		(15,703)
1996	Net loss							(39,963)		(39,963)

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2004

Year	Transaction	Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Par Value	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Treasury Stock	Total
1997	Expiration of stock option						$ (6,250)			$ (6,250)
	Net loss							$ (31,828)		(31,828)
1998	Net loss							(30,681)		(30,681)
1999	Net loss							(57,812)		(57,812)
2000	Net loss							(37,528)		(37,528)
2001	Net loss							(20,007)		(20,007)
	Balances, December 31, 2001				8,468,506	$ 846,850	351,237	(1,221,460)	$ (8,174)	(31,547)
2002	Net loss							(12,691)		(12,691)
	Balances, December 31, 2002				8,468,506	846,850	351,237	(1,234,151)	(8,174)	(44,238)
2003	Issuance of shares and warrants		Conversion of related party debts	Fair value of shares issued	1,930,130	193,013	19,323			212,336
	Issuance of shares and warrants		To reimburse payment of professional service fees	Fair value of shares issued	150,000	15,000				15,000
	Issuance of shares and warrants		X		1,100,000	110,000	80,310			190,310
	Issuance of treasury shares (50,000)		Officer signing bonus	Fair value of shares issued			4,010		3,490	7,500
	Issuance of shares and warrants		Mining claims	Fair value of shares issued	350,000	35,000				35,000
	Net loss							(221,772)		(221,772)
	Balances, December 31, 2003				11,998,636	1,199,863	454,880	(1,455,923)	(4,684)	194,136
2004	Issuance of shares and warrants		Conversion of related party debts	Fair value of shares issued	824,370	82,437				82,437
	Issuance of shares and warrants		Success award	Fair value of shares issued	887,500	88,750				88,750
	Issuance of shares through warrant exercise ($0.20)	X			1,090,000	109,000	109,000			218,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity
From Inception (March 26, 1959) Through December 31, 2004

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Treasury Stock	Total
	Issuance of shares through warrant exercise of ($0.40)	X			173,611	17,361	52,952			70,313
	Issuance of treasury shares (67,103)		Officer promotion	Fair value of shares issued			2,026		4,684	6,710
	Issuance of stock options		Directors compensation	Intrinsic method			59,200			59,200
	Issuance of shares		Directors compensation	Fair value of shares issued	300,000	30,000	54,000			84,000
	Issuance of shares		Professional services	Fair value of shares issued	90,000	9,000	20,400			29,400
	Net loss							(553,178)		(553,178)
	Balance, December 31, 2004				**15,364,117**	**$ 1,536,411**	**$ 752,458**	**$ (2,009,101)**	**$ 0**	**$ 279,768**

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows

	Year Ended December 31,		From Inception (March 26, 1959) Through December 31,
	2004	2003	2004
Cash flows from operating activities:			
Net loss	$ (553,178)	$ (221,772)	$ (2,009,101)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	493		5,741
Common stock, warrants, and options issued for salaries and fees	179,310	22,500	386,594
Change in:			
Prepaid expenses	54	(6,252)	(6,198)
Accounts receivable, related party		421	
Gold inventory	(3,025)	4,904	(3,025)
Accounts payable, other	(17,341)	22,360	5,019
Accounts payable, related party	32,772		52,772
Accrued compensation, related party			255,450
Accrued payroll taxes			19,323
Convertible success award, Walters LITS		88,750	88,750
Accrued remediation costs	14,000	16,000	50,000
Net cash used - operating activities	(346,915)	(73,089)	(1,154,675)
Cash flows from investing activities:			
Receipts attributable to unrecovered promotional, exploratory, and development costs			626,942
Proceeds from the sale of equipment			60,000
Additions to property, plant, equipment, and unrecovered promotional, exploratory, and development costs	(7,377)	(19,597)	(370,342)
Net cash - investing activities	(7,377)	(19,597)	316,600
Cash flows from financing activities:			
Issuance of common stock, net of offering costs	288,313	190,310	879,104
Acquisitions of treasury stock			(8,174)
Net cash - financing activities	288,313	190,310	870,930
Net increase in cash	(65,979)	97,624	32,855
Cash, beginning of year	98,834	1,210	0
Cash, end of year	$ 32,855	$ 98,834	$ 32,855
Supplemental disclosures of cash flow information:			
Non-cash investing activities:			
Mining claims purchased - common stock	$ 35,000	$ 35,000	
Non-cash financing activities:			
Related party liability converted to common stock	$ 88,750	$ 212,336	$ 301,086
Cash paid for interest	$ 15	$ 315	

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Little Squaw Gold Mining Company was incorporated in the state of Alaska on March 26, 1959. The Company was formed to develop and mine patented and unpatented mining properties in Alaska. In prior years, the Company engaged in limited mining operations on its properties and leased certain placer mining claims to a lessee/operator. During 2003, the Company significantly restructured its management with individuals committed to actively developing the Company's mining properties. The Company's primary industry segment is mining.

The Company has incurred losses since its inception and has no recurring source of revenue. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its common stock and the eventual profitable development of its mining properties. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Exploration Stage Enterprise

The Company's financial statements are prepared using the accrual method of accounting and according to the provisions of Statement of Financial Accounting Standards No. 7, "Accounting for Development Stage Enterprises," as it devotes substantially all of its efforts to acquiring and exploring mining interests that will eventually provide sufficient net profits to sustain the Company's existence. Until such interests are engaged in commercial production, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the exploration stage.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates used in preparing these financial statements include those assumed in estimating the recoverability of the cost of mining claims, accrued remediation costs, and deferred tax assets and related valuation allowances. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the balance sheet and statement of cash flows, the Company considers all highly liquid investments purchased, with an original maturity of three months or less, to be a cash equivalent.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Plant, Equipment, and Accumulated Depreciation

Plant and equipment are stated at cost, cost is determined by cash paid or shares of the Company's common stock issued. The mine, mill buildings and equipment are located on the Company's unpatented state mining claims located in the Chandalar mining district of Alaska. All such assets are fully depreciated. A small amount of office equipment is located at Company offices in Spokane, Washington. Depreciation is expensed monthly on the equipment.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. At December 31, 2004 and 2003, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

Mining and Mineral Properties

Cost of acquiring and developing mineral properties are capitalized by the project area. Costs to maintain mineral rights and leases are expensed as incurred. Exploration costs are expensed in the period in which they occur. When a property reaches the production stage, the related capitalized costs are amortized using the units-of-production method on the basis of periodic estimates of ore reserves. Mineral properties are periodically assessed for impairment of value, and any subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations.

Reclassifications

Certain reclassifications have been made to conform to prior year's data to the current presentation. These reclassifications have no effect on the results of reported operations or stockholders' equity as previously reported.

Fair Values of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, prepaid expenses and accounts payable approximated their fair values as of December 31, 2004 and 2003. Related party liabilities approximated their fair values based upon the terms of payment at December 31, 2004.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Reclamation and Remediation

The Company's operations have been, and are subject to, standards for mine reclamation that have been established by various governmental agencies. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which the Company incurs a legal obligation for the retirement of tangible long-lived assets. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement of the asset retirement obligation, the liability will be adjusted at the end of each reporting period to reflect changes in the estimated future cash flows underlying the obligation. Determination of any amounts recognized upon adoption is based upon numerous estimates and assumptions, including future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates.

Remediation liabilities on non operating properties are recognized according to the provisions of Statement of Position 96-1.

The Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Such costs are based on management's estimate of amounts expected to be incurred when the remediation work is performed.

New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards, or Statement, No. 123 (revised 2004), Share-Based Payment ("Statement 123(R)"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Statement 123(R) supersedes Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. Statement 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an option. Statement 123(R) is effective for small business issuers at the beginning of the first interim or annual period beginning after December 15, 2005.

As permitted by Statement 123, management currently accounts for share-based payments to employees using APB 25's intrinsic value method. Management expects to adopt Statement 123(R) on January 1, 2006 using the modified prospective method and is unable to estimate stock-based compensation expense to be recorded in 2006.

Stock-based Compensation: At December 31, 2004 and 2003, the Company had a stock plan for key employees and non-employee directors, which is more fully described in Note 5. The Company accounts for stock options as prescribed by Accounting Principles Board Opinion No. 25 and disclose pro forma information as provided by Statement 123, "Accounting for Stock Based Compensation."

Pro forma net loss presented below was determined as if the Company had accounted for their employee stock options under the fair value method of Statement 123. The fair value of these options was estimated at the date of grant using an option pricing model. Such models require the input of highly subjective assumptions including the expected volatility of the stock price which may be difficult to estimate for small business issuers traded on micro-cap stock exchanges. The pro forma net loss presented below considers the stock-based employee compensation expense already recognized in accordance with APB 25. The affect of Statement 123 stock option expense on basic loss per share is nil.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:**

New Accounting Pronouncements, Continued:

December 31, 2004		
Net loss as reported	$	553,178
Statement 123 stock option expense		58,400
Pro forma net loss	**$**	**611,578**

If the Company accounted for its employee stock options under Statement 123, compensation expense would have been $117,600 for the year ended December 31, 2004.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31, 2004
Risk-free interest rate	3.50%
Expected stock price volatility	80.00%
Expected dividend yield	---

In December 2004 the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 with earlier adoption permitted. The provisions of this statement shall be applied prospectively. The Company's adoption of SFAS 153 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

3.   **MINING AND MINERAL PROPERTIES**

Mining Claims

In May 1972, the Company acquired certain patented and unpatented mining claims located in the Chandalar Gold Mining District of Alaska ("the Chandalar District"), from a corporation and various individuals. Under the terms of the acquisition agreement, the Company issued 2,240,000 shares and transferred certain placer mining equipment in exchange for the claims. Effective January 1, 1974, management assigned a value of $224,000 to the claims, based on the par value of the common stock issued as any other basis for assigning value was not determinable. In April 1978, the Company acquired certain other patented and unpatented mining claims located in the Chandalar District from a partnership, a member of which was a former officer and director of the Company. In exchange for the mining claims, the Company issued 400,000 shares of its previously unissued common stock. In connection with the purchase, the partnership retained a 2% Net Smelter Return ("NSR") royalty on the claims. Management assigned a value of $40,000 to the claims, based on the par value of the common stock issued, as any other basis for assigning values was not determinable. The aforementioned claims ("the Chandalar claims") consist in the aggregate of twenty-one 20-acre patented lode claims, one 15-acre patented placer claim, one 5-acre patented mill site, and nineteen 40-acre unpatented state claims.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

3.   **MINING AND MINERAL PROPERTIES, CONTINUED:**

During 2003, in connection with a Debt and Stock Purchase Agreement, the Company purchased seven unpatented claims from Walters LITS, LLC, ("Walters LITS") a related party entity (See Note 4). The claims are located in the Chandalar District and were purchased in exchange for 350,000 shares of the Company's restricted common stock and 175,000 stock purchase warrants exercisable at $0.20 per share. In addition to the Company's purchase of the claims it was also assigned an option to purchase the 2% NSR royalty on the claims upon a $250,000 payment to the royalty holder (See Note 4). Management assigned a value of $35,000 to the claims based upon their estimate of the value of the claims and stock exchanged at the time of the sale. In 2003, there were fifty-five 160 acre unpatented Alaska State mining claims. In addition, during 2004, the Company staked eight unpatented Alaska State mining claims of 160 acres each in the Chandalar District. None of the claims staked in 2003 and 2004 are subject to the 2% NSR.

At December 31, 2004 and 2003, the Company's mining properties were as follows:

	2004	2003
Chandalar claims	$ 264,000	$ 264,000
2003 purchased claims	35,000	35,000
Unpatented state claims staked	22,041	19,597
Total	**$ 321,041**	**$ 318,597**

Buildings and Equipment

Located on the Company's patented mining property in the Chandalar District are certain mining and milling buildings and other mining equipment that have long since been fully depreciated and have no value. Accordingly, the Company has removed their cost basis and the associated accumulated depreciation from its financial statements.

4.   **CONVERSION OF RELATED PARTY DEBTS**

Debt and Stock Purchase Agreement

On June 20, 2003, Eskil Anderson, the Company's president, Ellamae Anderson, a director (and Eskil Anderson's spouse), and Hollis H. Barnett, the Company's secretary and a director, collectively entered into a Debt and Stock Purchase Agreement ("the Agreement") with Walters LITS, a Washington limited liability company managed by Richard R. Walters, the Company's current president and successor to Mr. Anderson. The Agreement provided for, among other things including Mr. and Mrs. Anderson's and Mr. Barnett's sale of their personal holdings in the Company's common stock, the sale of certain obligations due Mr. and Mrs. Anderson and Mr. Barnett from the Company for prior management and legal services rendered. The Agreement also provided for the sale of 7 unpatented mining claims in the Chandalar District to Walters LITS, for $35,000, and granted the Company a option to purchase a 2% NSR royalty on any precious metals production from the Chandalar claims. The option extends for a period of 10 years and is exercisable upon a payment of $250,000 to Mr. Anderson on behalf of a partnership (See Note 3).

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

4.   CONVERSION OF RELATED PARTY DEBTS, CONTINUED:

Conversion of Related Party Debts to Common Stock

At a special meeting of the board of directors held June 24, 2003, Mr. and Mrs. Anderson, Mr. Barnett and two remaining directors resigned their respective management and board of director positions. Concurrent with their resignations, Mr. Walters was appointed as the Company's president and director and two other directors were also appointed. On June 30, 2003, another special meeting of the board of directors took place and two additional directors were appointed. During the special meeting held June 30, 2003, the Company's directors agreed to convert the related party liabilities purchased by Walters LITS consisting of $255,450 due Mr. and Mrs. Anderson for accumulated prior management services and $20,000 due Mr. Barnett for past legal services, into 2,754,500 shares of the Company's unissued common stock and 1,377,250 warrants to purchase the Company's common stock at $0.20 per share. As a result during 2003, the Company issued 1,930,130 shares of common stock and warrants to purchase 965,065 shares of common stock for $0.20 per share to Walters LITS and extinguished $193,013 of related party debt plus related accrued payroll taxes of $19,323. At December 31, 2003 the remaining unconverted related party debt was $82,437. This debt was converted in 2004 into 824,370 shares of restricted common stock and warrants to purchase 412,185 shares common stock at $0.20 per share. All of those warrants expired on May 18, 2004 without being exercised under the mandatory exercise provision of the warrant agreement.

5.   STOCKHOLDERS' EQUITY:

At December 31, 2003, the Company had one class of $0.10 par value common stock outstanding with 12,000,000 shares available for issue. At a special meeting of shareholders originally convened December 19, 2003, then adjourned to January 23, 2004, (due to the absence of a voting majority necessary to ratify certain proposals), the shareholders voted to increase the Company's authorized shares of common stock to 200,000,000 and to create a class of preferred stock with 10,000,000 shares authorized for issue.

Common Stock Issued to Reimburse Related Parties

During 2003, 150,000 shares of the Company's restricted common stock and 75,000 stock purchase warrants exercisable at $0.20 per share were issued to reimburse Richard R. Walters, the Company's president, and another shareholder for $15,000 of legal fees incurred by them on the Company's behalf.

Common Stock Issued as a Success Award

At the June 30, 2003 special board of directors meeting, the directors resolved to issue Walters LITS 887,500 shares of the Company's restricted common stock and warrants to purchase 443,750 shares of common stock for $0.20 per share as consideration for its success in negotiating the Debt and Stock Purchase Agreement and the Royalty Purchase Option Agreement with the Company's prior management. In connection with the issue, the Company recognized $88,750 of expense and an equal amount of corresponding liability in its 2003 financial statements based on management's estimate of the value of the stock and warrants it agreed to issue. In 2004, the shares and warrants were issued and the liability was extinguished. All of the warrants related to this transaction expired on May 18, 2004 under the mandatory exercise provision of the warrant agreement without being exercised.

5.   **STOCKHOLDERS' EQUITY, CONTINUED:**

Common Stock Issued to Officer

On March 4, 2004, the Company issued Becky Corigliano 67,103 shares of the Company's restricted common stock from its treasury following her appointment as Chief Financial Officer. In connection with the issue, the Company recognized $6,710 of compensation expense in its 2004 financial statements based on management's estimate of the value of the stock issued.

Common Stock Issued to Directors

On December 31, 2004, the Company issued each of its six independent directors 50,000 shares of the Company's restricted common stock under the 2003 Share Incentive Plan. As a result the Company recognized $150,000 share based expense for director's fees estimated by the fair value of the shares issued.

Director	Options	Expense	Shares	Expense	Cash Paid	Cash Accrued
Charles G. Bigelow	50,000	$ 9,000	50,000	$14,000	$ 1,000	$ 1,500
	5,000	$ 1,300				
James K. Duff	50,000	$ 9,000	50,000	$14,000	$ 1,600	$ 1,800
	5,000	$ 1,300				
Kenneth S. Eickerman	50,000	$ 9,000	50,000	$14,000	$ 1,600	$ 1,800
James A. Fish	50,000	$ 9,000	50,000	$14,000	$ 1,600	$ 2,400
	5,000	$ 1,300				
Jackie E. Stephens	50,000	$ 9,000	50,000	$14,000	$ 800	$ 1,300
	5,000	$ 1,300				
William Orchow	50,000	$ 9,000	50,000	$14,000	$ 0	$ 1,800
Total	320,000	$59,200	300,000	$84,000	$ 6,600	$10,600

Common Stock and Options Issued to Consultants

On October 25, 2004, the Company issued 60,000 shares of the Company's restricted common stock to Sussex Avenue Partners, LLC for consulting services relating to management advisement, strategic planning and marketing in connection with its business, together with advisory and consulting related to shareholder management and public relations. The Company issued an additional 30,000 shares of restricted common stock to Sussex Avenue Partners, LLC on December 13, 2004. The expense of $29,400 was recorded in connection with the issuance based on the estimate value of the shares issued.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

5. **STOCKHOLDERS' EQUITY, CONTINUED:**

Private Placement

In August 2003, the Company offered restricted shares of its common stock and common stock purchase warrants for sale, in a private placement, to certain accredited investors. The offering, which was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D, resulted in the sale of 1,100,000 units for $0.20 per unit, or $220,000. Each unit consisted of one share of the Company's common stock and one common stock purchase warrant to purchase one share of the Company's restricted common stock for $0.45 within 24 months of the unit purchase date. Net proceeds received by the Company, after underwriter commissions and legal expenses, were $190,310.

Stock Warrants

At December 31, 2004, the Company had two types of stock purchase warrants outstanding.

The first type were issued in connection with the Company's private placement of its common stock, and are exercisable at $0.45 per share ("$0.45 warrants") and expire on September 19, 2005. At December 31, 2003, there were 1,210,000 of the $0.45 warrants issued, 173,611 were exercised and 1,036,389 were outstanding at December 31, 2004.

The second type of warrants were issued in connection with the purchase of mining claims; conversion of related party debts; reimbursing related parties for expenses incurred by them on the Company's behalf; and in connection with a success award granted certain related parties (See Note 3 and 4). The warrants are exercisable at $0.20 per share ("$0.20 warrants"). The $0.20 warrants are exercisable on or before January 23, 2007, notwithstanding the mandatory exercise provision of the warrant agreement. The mandatory exercise provision requires the holder of the warrants to exercise them within 15 days following any consecutive 21 trading day period during which the sales price of the Company's common stock (as quoted on the NASDAQ Over the Counter Bulletin Board) exceeds $0.25 per share. As of December 31, 2003, 1,215,065 of the $0.20 warrants were issued, 1,090,000 were exercised and the remaining 125,065 have expired.

The following is a summary of warrants:

	Shares	Exercise Price	Expiration Date
December 31, 2003	–	–	
Warrants granted	1,210,000	0.45	September 19, 2005
Warrants exercised	(173,611)	0.45	September 19, 2005
Outstanding and exercisable at December 31, 2004	1,036,389	0.45	
Weighted average exercise of options granted during the year ended December 31, 2004		$ 0.45	

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

5.   STOCKHOLDERS' EQUITY, CONTINUED:

	Shares	Exercise Price	Expiration Date
December 31, 2003	–	–	
Warrants granted	1,215,065	0.20	Expired
Warrants exercised	(1,090,000)	0.20	
Warrants forfeited	(125,065)	–	
Outstanding and exercisable at December 31, 2004	–	–	

2003 Share Incentive Plan:

At a special meeting of shareholders originally convened December 19, 2003, then adjourned until January 23, 2004, the shareholders voted to adopt the Little Squaw Gold Mining Company 2003 Share Incentive Plan ("the Plan"). The Plan permits the grant of nonqualified stock options, incentive stock options and shares of common stock to participants of the Plan. The purpose of the Plan is to promote the success of the Company and enhance the value by linking the personal interests of the participants to those of the Company's shareholders, by providing participants with an incentive for outstanding performance. Pursuant to the terms of the Plan, 1,200,000 shares of the Company's authorized but unissued common stock were reserved for issue. Options granted to participants under the Plan must be exercised no later than the tenth employment anniversary of the participant.   Eligible participants in the Plan include the Company's employees, directors and consultants. During 2004, 620,000 shares of common stock and options to purchase common stock were issued under the Plan.

The following is a summary of options:

	Shares	Exercise Price	Expiration Date
December 31, 2004	–	–	
Options granted	300,000	0.22	Ten year expiration
Options granted	20,000	0.29	Ten year expiration
Outstanding and exercisable at December 31, 2004	320,000		
Weighted average exercise price of options granted during the year ended December 31, 2004			$ 0.23

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6. REMEDIATION LIABILITY

In 1990, the Alaska Department of Environmental Conservation ("Alaska DEC") notified the Company that soil samples taken from a gravel pad adjacent to the Company's Tobin Creek mill site contained elevated levels of mercury. In response to the notification, the Company engaged a professional mining engineer to evaluate the cost and procedure of remediating the affects of the possible contamination at the site. In 1994, the engineer evaluated the contamination and determined it to consist of approximately 200 cubic yards of earthen material and estimated a cost of approximately $25,000 to remediate the site. In 2000, the site was listed in the Alaska DEC's contaminated sites database as a "medium" priority contaminated site. During 2003, the Company's management reviewed its estimate of the cost that would be ultimately required to fulfill its remediation obligations at the site and determined that its accrual for remediation should be adjusted, based upon estimated general and administrative costs that would be included in the remediation effort and the affect of inflation on the 1994 cost estimate and increased the accrual to $36,000. During 2004, management updated its estimate of undiscounted cash costs to remediate the site, and increased the accrual for remediation costs to $50,000 at December 31, 2004. The Company's remediation cost accrual is classified as a non-current liability, as management believes its remediation activities will not occur during the upcoming year.

The Company's management believes that the Company is currently in substantial compliance with environmental regulatory requirements and that its accrued environmental remediation costs are representative of management's estimate of costs required to fulfill its obligations. Such costs are accrued at the time the expenditure becomes probable and the costs can reasonably be estimated. The Company recognizes, however, that in some cases future environmental expenditures cannot be reliably determined due to the uncertainty of specific remediation methods, conflicts between regulating agencies relating to remediation methods and environmental law interpretations, and changes in environmental laws and regulations. Any changes to the Company's remediation plans as a result of these factors could have an adverse affect on the Company's operations. The range of possible losses in excess of the amounts accrued cannot be reasonably estimated at this time.

7. INCOME TAXES

At December 31, 2004 and 2003, the Company had deferred tax assets which were fully reserved by valuation allowances. The deferred tax assets were calculated based on an expected future tax rate of 15%. Following are the components of such assets and allowances at December 31, 2004 and 2003:

	2004	2003
Deferred tax assets arising from:		
Unrecovered promotional, exploratory, and development costs	$ 56,000	$ 56,000
Net operating loss carryforwards	121,000	38,000
	177,000	94,000
Less valuation allowance	(177,000)	(94,000)
Net deferred tax assets	**$ 0**	**$ 0**

At December 31, 2004 and 2003, the Company had federal tax-basis net operating loss carryforwards totaling approximately $803,000 and $250,000, respectively, which will expire in various amounts from 2004 through 2023.

The tax basis net operating loss carryforwards prior to 2004 have been reduced by the effects of the provisions of Internal Revenue Code section 382 regarding changes in ownership and the statutory expiration of certain prior years' net operating loss carry forwards. Changes in the deferred tax asset valuation allowance for 2004 and 2003 relate only to corresponding changes in deferred tax assets for those years.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

8.   SUBSEQUENT EVENTS

Convertible Promissory Notes

Subsequent to year-end the Company issued three convertible promissory notes ("the Notes") in order to finance the Company until it is able to raise additional capital. Two of the Notes were to shareholders for $25,000 and $50,000, respectively, and one of the Notes was to a director for $25,000. The Notes are dated January 21, 2005, and are payable on demand, or if no demand is made, on July 20, 2005. The Notes accrue interest at 6% per annum and interest only payments are due on the unpaid balances on the quarterly anniversary dates with the first payment due on April 21, 2005.

The Company has the right to, at any time prior to the maturity date and without notice to convert the Notes into restricted shares of the Company's common stock and warrants. The conversion rate is $0.30 per share and includes one warrant per share initially at $0.45. The exercise price of the warrants escalates to $0.55 and $0.75 in the second and third year from the date of issuance.

Placement Agent Agreement

On March 1, 2005 the Company entered into a Placement Agent Agreement, ("the Agreement") with a broker-dealer to act as a placement agent for the Company, with respect to the sale of 9,166,666 units of the Company's securities. The Company intends to offer to prospective investors an aggregate of two million seven hundred fifty thousand dollars (U.S. $2,750,000) of its shares of common stock and warrants as a unit at U.S. $0.30 per unit. The units will consist of one share of common stock of the Company and one warrant entitling the holder of the common stock to acquire one additional share of common stock of the Company at U.S. $0.45 per share for the period of one year from the date of issue of the common shares to the holder. The exercise price for the warrants will increase to U.S. $0.55 for the period of the second year from the date of issue and further increase to U.S. $0.75 for the period of the third year from the date of issue. The Company reserves the right to use the closing date for the offering or date of last sale as the "issue date" for the exercise periods for the warrants. The private placement will be offered on a best efforts basis and the Company ultimately may not be successful in selling its securities. The securities that may be sold are subject to registration rights to the purchasing investors with liquidated damage penalties accruing to the Company in the event it is unable to effect a registration statement within a certain time period. Funds received from the private placement will be used to develop the Company's Alaska gold property.

INDEX TO INTERIM FINANCIAL STATEMENTS

PART I – FINANCIAL INFORMATION

Item 1: Financial Statements

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Balance Sheets
September 30, 2005 and December 31, 2004

	(unaudited) September 30, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash	$ 81,643	$ 32,855
Prepaid expenses	11,787	6,198
Other receivable	3,000	
Total current assets	96,430	39,053
Plant, equipment, and mining claims:		
Other equipment, net of depreciation	3,806	4,441
Mining and mineral properties	321,041	321,041
Other assets	6,111	3,025
Total assets	$ 427,388	$ 367,560
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,129	$ 5,020
Accounts payable – related parties	80,298	32,772
Accrued interest	3,000	
Notes payable	100,000	
Total current liabilities	194,427	37,792
Long-term liabilities:		
Accrued remediation costs	50,000	50,000
Total liabilities	244,427	87,792
Stockholders' equity:		
Preferred stock; no par value, 10,000,000 shares authorized; no shares issued or outstanding		
Common stock; $0.10 par value, 200,000,000 shares authorized; 16,133,420 and 15,364,117 issued and outstanding, respectively	1,613,342	1,536,411
Additional paid-in capital	862,708	752,458
Deficit accumulated during the development stage	(2,293,089)	(2,009,101)
Total stockholders' equity	182,961	279,768
Total liabilities and stockholders' equity	$ 427,388	$ 367,560

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(A Development Stage Company)
Statements of Operations
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		From Inception (March 26, 1959) Through September 30,
	2005	2004	2005	2004	2005
Revenue:					
Royalties, net					$ 398,752
Lease and rental					99,330
Gold sales and other	-	-	-	-	31,441
	-	-	-	-	529,523
Expenses:					
Other costs of operations					8,030
Management fees and salaries	$ 13,500	$ 15,825	$ 48,050	$ 49,225	1,000,107
Directors' fees	3,900	6,900	10,900	18,700	263,043
Professional services	51,578	62,996	166,371	193,613	818,980
Other general and administrative expense	18,838	18,062	41,829	31,083	256,047
Mineral property maintenance	1,947	2,024	5,212	6,464	18,129
Office supplies and other expense	2,226	1,993	5,104	9,200	243,654
Depreciation	211	212	635	282	5,882
Reclamation and miscellaneous					115,102
Loss on partnership venture					53,402
Equipment repairs					25,170
	92,200	108,012	278,101	308,567	2,807,546
Other (income) expense:					
Interest expense	3,000		6,055		42,356
Interest income	(59)	(151)	(168)	(527)	(27,290)
Total other (income) expense	2,941	(151)	5,887	(527)	15,066
Net loss	$ 95,141	$ 107,861	$ 283,988	$ 308,040	$ 2,293,089
Net loss per common share	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Weighted average common shares outstanding-basic	15,835,594	14,974,117	15,573,728	14,564,747	6,633,063

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows (unaudited)

	Nine Months Ended September 30,		From Inception (March 26, 1959) Through September 30,
	2005	2004	2005
Cash flows from operating activities:			
Net loss	$ (283,988)	$ (308,040)	$ (2,293,089)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	635	282	6,376
Common stock, warrants, and options issued for salaries and fees	45,306	11,910	431,900
Change in:			
Prepaid expenses	(5,589)	(2,544)	(11,787)
Gold inventory		(3,025)	(3,025)
Other receivable	(3,000)		(3,000)
Accounts payable, other	6,109	21,988	11,128
Accounts payable, related party	47,526		100,298
Accrued compensation, related party			255,450
Accrued payroll taxes			19,323
Accrued interest	3,000		3,000
Convertible success award, Walters LITS			88,750
Accrued remediation costs			50,000
Net cash used - operating activities	(190,001)	(279,429)	(1,344,676)
Cash flows from investing activities:			
Receipts attributable to unrecovered promotional, exploratory, and development costs			626,942
Proceeds from the sale of equipment			60,000
Additions to property, plant, equipment, and unrecovered promotional, exploratory, and development costs	(3,086)	(4,934)	(373,428)
Net cash used - investing activities	(3,086)	(4,934)	313,514
Cash flows from financing activities:			
Issuance of common stock, net of offering costs	141,875	288,313	1,020,979
Proceeds from notes payable	100,000		100,000
Acquisitions of treasury stock			(8,174)
Net cash provided - financing activities	241,875	288,313	1,112,805
Net increase in cash	48,788	3,950	81,643
Cash, beginning of period	32,855	98,834	0
Cash, end of period	$ 81,643	$ 102,784	$ 81,643
Supplemental disclosures of cash flow information:			
Non-cash investing activities:			
Mining claims purchased - common stock		$ 35,000	$ 35,000
Non-cash financing activities:			
Related party liabilities compensation converted to common stock		$ 88,750	$ 301,086

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
Notes to Financial Statements (Unaudited)

1.   BASIS OF PRESENTATION:

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information, as well as the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the three-month and nine-month periods ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005.

For further information refer to the financial statements and footnotes thereto in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For the periods ended September 30, 2005 and 2004, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

2.   2003 SHARE INCENTIVE PLAN:

During the third quarter of 2005, the Company did not issue any stock options. The Company's 2003 Share Incentive Plan (the "Plan) permits the granting of nonqualified stock options, incentive stock options and shares of common stock to employees, directors and consultants. In November 2005 our Board of Directors ratified changes to the Plan that brought it into compliance with new IRS laws (principally Code 409A) that require companies to recognize the fair market value of stock options and other share based payments awarded to employees and associates as compensation expense. The new law becomes effective for our Company on January 1, 2006. Any new shares issued under our Plan will be based on their then current market price or higher. The Plan is now referred to as the Restated 2003 Share Incentive Plan.

3.   STOCKHOLDERS' EQUITY:

Common Stock

On July 1, 2005 the Company issued 31,400 shares of common stock to Strata Partners, LLC as reimbursement for $5,338 of expenses incurred on the Company's behalf in the process of obtaining financing.

Stock Warrants
Warrants were issued in connection with a private placement of the Company's common stock during 2004, and were exercisable at $0.45 per share ("$0.45 warrants") and expired on September 19, 2005. On May 18, 2005, directors consented to authorize the Company to reduce the warrant exercise price to $0.25 through June 24, 2005. As a result, 75,000 warrants were exercised during June of 2005. There were no warrants exercised in the third quarter and, at September 30, 2005 all outstanding warrants expired, except for the warrants issued in connection with the private placement described below in Item 2.

Little Squaw Gold Mining Company
Notes to Financial Statements (Unaudited)

4.   RELATED PARTY TRANSACTIONS:

In January of 2005 the Company issued three convertible promissory notes ("the Notes") in order to provide working capital for the Company until it is able to raise additional capital. Two of the Notes were to shareholders for $25,000 and $50,000, respectively, and one of the Notes was to a director for $25,000. The Notes are dated January 21, 2005, and were payable on demand, or if no demand was made, on July 20, 2005.

The Company has the right, any time prior to the maturity date and without notice, to convert the Notes into restricted shares of the Company's common stock and warrants. The initial conversion rate is $0.30 per share and includes one warrant per share initially at $0.45. The exercise price of the warrants escalates to $0.55 and $0.75 in the second and third year from the date of issuance. On July 20, 2005, all parties to the notes agreed to extend the term of the Notes to an indefinite period until the Company has the financial resources to repay them. In connection with the agreement to extend the term of the Notes the parties also agreed that the interest rate on the notes would increase from 6% to 12%. At September 30, 2005, the Company had accrued $3,000 of interest related to the Notes.

On October 18, 2005 a principal payment of $25,000 was paid on one of the convertible promissory notes in the amount of $50,000 leaving a total balance due of $75,000. On December 20, 2005, the remaining $75,000 was paid in full.



LITTLE SQUAW GOLD MINING COMPANY

10,431,400 Shares of Common Stock

PROSPECTUS

_____, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution.

	Amount
Securities and Exchange Commission Registration Fee	$ 282
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	5,000
Printing and Engraving Expenses	1,000
Miscellaneous Expenses	1,000
Total	$ 32,282

Item 14. Indemnification of Directors and Officers

Pursuant to our bylaws, we are required to indemnify all of our officers and directors for such expenses and liabilities, in such manner, under such circumstances to such extent as permitted by the Alaska Corporations Code, as now enacted or hereafter amended. Unless otherwise approved by our board of directors, we shall not indemnify any of our employees who are not otherwise entitled to indemnification pursuant to our bylaws.

Alaska law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, that is, one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our Articles of Incorporation and Bylaws also contain provisions stating that no director shall be liable to our company or any of our shareholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under the Alaska Corporations Code (for unlawful payment of dividends, or unlawful stock purchases or redemptions) or (4) a transaction from which the director derived an improper personal benefit. The intention of the foregoing provisions is to eliminate the liability of our directors to our shareholders to the fullest extent permitted by the Alaska Corporations Code.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we have offered and sold the following securities in unregistered transactions pursuant to exemptions under the Securities Act of 1933, as amended.

On November 21, 2005, the Company closed a private placement to raise one million dollars ($1,000,000). We issued 6% Convertible Debentures in the principal amount of One Million United States Dollars (US$1,000,000) and 2,500,000 Class A Warrants to one institutional investor, who was a non-U.S. person outside the United States. The securities were issued in an "off-shore transaction" in reliance upon an exception from registration available under Rule 905 of Regulation S of the Securities Act of 1933, as amended. The Debentures are convertible into shares of Common Stock, $0.10 par value, at US$0.20 per share, subject to certain adjustments, and each Warrant is exercisable to acquire one share of common stock at an exercise price of US$0.30 per share until November 21, 2008. The 6% convertible debentures and the Class A Warrants contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%. In connection with the placement, the Company issued a placement agent 500,000 Class A Warrants under the terms of a Placement Agent Agreement. The warrants were issued to the agent in reliance upon Section 4(2) of the Securities Act.

On August 12, 2005 the Company's Board of Directors authorized a direct private placement offering of 1,200,000 units at $0.25 per Unit. Each unit consists of one common share of the Company, and a three-year full share purchase warrant exercisable at $0.30, $0.35 and $0.40 in the respective successive years. During the quarter ended September 30, 2005, the Company sold a total of 500,000 units for proceeds of $125,000. The remaining 700,000 units were sold to during the fourth quarter of 2005, for proceeds of $175,000. Five accredited investors (as such term is defined in Rule 501(a) of Regulation D) participated in the offering. No fees or commissions were paid, and net proceeds to the Company were $300,000. The Company issued the units in private placement transactions solely to "accredited investors" (as defined in Rule 501(a) of Regulation D under the Securities Act). The Company issued the units in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On July 1, 2005, the Company issued 31,400 shares of its common stock to Strata Partners, LLC as reimbursement for expenses incurred under the terms of a Placement Agent Agreement that terminated July 1, 2005. The shares were issued to the agent in reliance upon Section 4(2) of the Securities Act.

On May 18, 2005, the Company's Board of Directors authorized a reduction of the exercise price of warrants, expiring on September 19, 2005, previously issued by the Company in a private placement from $0.45 per share to $0.25 through June 24, 2005. As a result of the price reduction 75,000 warrants were exercised during the second quarter ended June 30, 2005, yielding net cash proceeds of $16,875. The warrants were exercised by two accredited investors (as such term is defined in Rule 501(a) of Regulation D) in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On May 13, 2005 the Company, by resolution of its Board of Directors, issued 112,903 restricted common shares to Mr. James Duff, for his services as Chairman of the Board of Directors and in connection with working with the Company's management in attempts to finance the Company. Mr. Duff's value of services was determined by the other directors to be $35,000, and the shares were issued on the basis of their current market price of $0.31 per share. The shares were issued under the Company's 2003 Share Incentive Plan and in reliance upon Section 4(2) of the Securities Act.

On February 14, 2005, the Company issued 30,000 restricted common shares to Sussex Avenue Partners, LLC of Carlsbad, CA as partial and final payment for consulting services performed under a Consulting Agreement dated October 19, 2004. The shares were issued under in reliance upon Section 4(2) of the Securities Act.

On January 6, 2005, the Company issued 20,000 restricted common shares to Mr. Terry Swanger in partial fulfillment of payment for consulting services by Swanger Eriksen and Associates as provided for in a Letter Agreement dated October 14, 2004. The consulting services were related to the development and implementation of a marketing plan to introduce the Company to U.S. markets. The Letter Agreement was terminated on February 28, 2005. The shares were issued under in reliance upon Section 4(2) of the Securities Act.

On December 31, 2004, the Company issued 50,000 common shares and 50,000 options to purchase shares of common stock to its six non-executive, independent directors pursuant to its 2003 Share Incentive Plan (the "Plan"), as approved by its shareholders. The Plan permits the granting of nonqualified stock options, incentive stock options and shares of common stock to employees, directors and consultants. In each case the options are exercisable for a ten year period from the date of issuance at an exercise price of $0.22 per share. The options were valued using the average closing price of the last five trading days of 2004 at a 45% discount. The shares and options were issued to the following directors:

Director	Common Shares	Option Shares	Vesting
Charles G. Bigelow	50,000	50,000	Immediately
James K. Duff	50,000	50,000	Immediately
Kenneth S. Eickerman	50,000	50,000	Immediately
James A. Fish	50,000	50,000	Immediately
William Orchow	50,000	50,000	Immediately
Jackie E. Stephens	50,000	50,000	Immediately

Each of the directors is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the shares were issued and options were granted in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On December 13, 2004 the Company issued 30,000 restricted common shares to Sussex Avenue Partners, LLC of Carlsbad, CA as partial payment for consulting services performed under a Consulting Agreement dated October 19, 2004. The shares were issued under in reliance upon Section 4(2) of the Securities Act.

On October 27, 2004 the Company issued 60,000 restricted common shares to Sussex Avenue Partners, LLC of Carlsbad, CA as partial payment for consulting services relating to management advisement, strategic planning and marketing in connection with the Company's business, together with advisory and consulting related to shareholder management and public relations under terms of a Consulting Agreement dated October 19, 2004. The Consulting Agreement required the Company to issue tranches of restricted common shares totaling 120,000 shares before its termination on February 5, 2005. The shares were issued under in reliance upon Section 4(2) of the Securities Act.

On March 4, 2004, the Company issued 5,000 nonqualified stock options to purchase shares of common stock to four of its non-executive, independent directors for services performed in 2003 pursuant to its 2003 Share Incentive Plan (the "Plan"), as approved by its shareholders. The Plan permits the granting of nonqualified stock options, incentive stock options and shares of common stock to employees, directors and consultants. In each case the share purchase options are exercisable for a ten year period from the date of issuance at an exercise price of $0.29 per share. The options were valued using the average closing price of the last five trading days of 2003 at a 45% discount. The options were issued to the following directors:

Director	Option Shares	Vesting
Charles G. Bigelow	5,000	Immediately
James K. Duff	5,000	Immediately
James A. Fish	5,000	Immediately
Jackie E. Stephens	5,000	Immediately

Each of the directors is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the options were granted in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

Between March 12 and March 31, 2004 the Company issued 588,611 restricted common shares to five share holders and two directors, Mr. Charles Bigelow and Mr. James Fish, on their exercise of $0.20 per share purchase warrants. The Company realized $114,750 on these transactions; a 10% commission was payable on two transactions to Pennaluna & Company, Inc., Coeur d'Alene, Idaho. All seven individuals are accredited investors (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On March 4, 2004 the Company's Board of Directors voted to advance Becky Corigliano from Acting CFO to CFO of the Company. Ms. Corigliano's employment agreement of November 1, 2003 with the Company included a provision that if she became the CFO of the Company by April 1, 2004, she would be awarded the remaining 67,103 treasury shares as part of her compensation. The Company issued 67,103 restricted shares to Ms Corigliano on March 27, 2004. The shares were issued under in reliance upon Section 4(2) of the Securities Act.

Between February 6 and February 26, 2004 the Company issued 175,000 restricted common shares to two shareholders and a director, Mr. James Duff, on their exercise of $0.20 per share purchase warrants. The Company realized $34,500 on these transactions; a 10% commission was payable on one transaction to Pennaluna & Company, Inc., Coeur d'Alene, Idaho. All three individuals are accredited investors (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On February 20, 2004, the Company issued 824,370 restricted shares of common stock at an agreed value of $0.10 per share and warrants to purchase 412,186 shares at an exercise price of $0.20 to Walters LITS, LLC as nominee; the shares of common stock and warrants were issued in exchange for and in consideration of cancellation of a debt in the amount of $82,437. Walters LITS LLC as nominee had acquired this debt from Eskil and Ellamae Anderson and Hollis Barnett on June 24, 2003. The shares of common stock subsequently were re-issued to the beneficial owners by Walters LITS LLC. Richard R. Walters received 412,185 restricted shares of common stock. Mr. Walters also received a warrant to purchase 206,093 shares of common stock at an exercise price of $0.20 per share. On March 31, 2004, Mr. Walters relinquished his right to exercise that warrant and that warrant has been cancelled. Mr. Walters is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On February 20, 2004, 887,500 restricted shares of common stock were issued to Walters LITS LLC as nominee pursuant to the resolution adopted by the Board of Directors on June 30, 2003 authorizing the issuance of those shares, together with warrants to purchase 443,750 shares of common stock at $0.20 to Walters LITS LLC as nominee as consideration for its success in negotiating the debt and stock purchase agreement and royalty purchase option agreement with the Company's prior management. Walters LITS LLC as nominee then re-issued the shares of common stock and warrants to the beneficial owners. Richard R. Walters received a certificate for 221,875 restricted shares of common stock of the Company and a warrant to purchase 221,875 shares of common stock of the Company at $0.20 per share. On March 31, 2004, Mr. Walters relinquished his right to purchase all but 100,000 shares of that warrant; the right to purchase 121,875 shares, pursuant to that warrant, has been cancelled. Subsequently, a mandatory conversion provision of that warrant caused Mr. Walters' remaining right to purchase 100,000 shares to expire on May 9, 2004. Mr. Walters is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On February 4, 2004 the Company issued 500,000 restricted common shares on a warrant exercise to person considered to be a Company insider. The warrant exercise price was $0.20 per share; the Company realized $100,000 from the transaction. A Schedule 13G was filed pursuant to Rule 13d-1(c) with the SEC.

On November 1, 2003 the Company issued to Becky Corigliano 50,000 restricted common shares as partial compensation for services to be rendered as Acting CFO in accordance with Ms. Corigliano's employment agreement of November 1, 2003. These 50,000 shares were drawn from the Company's 117,103 treasury shares (controlled shares) that had been re-purchased in the open market by former management. The shares were issued under in reliance upon Section 4(2) of the Securities Act.

On October 8, 2003 the Company issued 350,000 shares of common stock and warrants to purchase 175,000 shares of common stock for $0.20 per share to the beneficial owners of Walters LITS, LLC at $0.10 per share in exchange for the transfer and assignment to the Company of seven unpatented mining claims. Walters LITS, LLC had purchased these claims from Eskil Anderson, former president of the Company. Certificates evidencing the issuance of restricted shares of common stock were issued to Walters LITS, LLC as nominee on September 24, 2003. In this transaction, Richard R. Walters received 50,000 shares of common stock and a 25,000 share purchase warrant and James A. Fish, a director of the Company, received 50,000 shares of common stock and a 25,000 share purchase warrant. Mr. Walters transferred his share purchase warrant to a shareholder on January 26, 2004, and Mr. Fish exercised his warrant on March 15, 2004. Richard R. Walters, the beneficial owner of Walters LITS, LLC, and Mr. Fish are accredited investors (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On September 16, 2003, 150,000 shares of the Company's common stock and warrants to purchase 75,000 shares of the Company's common stock were issued as reimbursements for $15,000 of legal fees incurred on the Company's behalf. The warrants authorized the holder to purchase one-half share for each share received. The warrant exercise price is $0.20 for one whole share and its expiry, subject to certain mandatory conversion provisions, is on the last business day of the thirty-sixth month following the date upon which the shareholders approve the increase in authorized capital. The shareholders approved the increase in authorized capital on January 23, 2004. The issuance of these securities included 75,000 common shares and 37,500 share purchase warrants to St. Louis Drumlummon Mines, Inc. and 75,000 shares and 37,500 share purchase warrants to Richard R. Walters as reimbursement for fees and expenses they incurred in the transactions. Subsequently on February 3, 2004, Mr. Walters transferred these warrants to purchase 37,500 common shares to another shareholder. Mr. Walters is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act. The securities were issued in private transactions not involving a public offering pursuant to Section 4(2) of the Securities Act.

In August 2003, the Company conducted an offering (the "Offering") of restricted shares of its common stock and common stock purchase warrants for sale, in a private placement, to 23 accredited investors. The Offering resulted in the sale of 1,100,000 units for $0.20 per unit, or $220,000. Each unit consisted of one share of the Company's common stock and one common stock purchase warrant to purchase one share of the Company's restricted common stock for $0.45 within 24 months of the unit purchase date. The warrants expire on various dates between September 20, 2005 and October 1, 2005, if not exercised prior thereto. Certificates for these shares of common stock and the attached warrants were issued on or about October 10, 2003. In addition to a cash commission of $0.02 per share (10% of the unit price) Pennaluna & Company, Inc., Coeur d'Alene, Idaho, the Selling Agent for the private placement, received warrants to purchase 110,000 shares of common stock at the same price and upon the same terms and conditions. The Offering was exempt from registration under the Securities Act pursuant to Section 4(2) and Rule 506 of Regulation D,

On June 30, 2003 at a special meeting of the Company's Board of Directors the directors agreed to convert related party liabilities purchased by Walters LITS from Eskil and Ellamae Anderson (this obligation had been acquired from the Andersons and Mr. Barnett by Walters LITS, LLC on June 24, 2003) for accumulated prior management services and from Hollis Barnett for past legal services, into 2,754,500 shares of the Company's common stock with additional warrants to purchase 1,377,250 of the Company's common stock at $0.20 per share. As a result during 2003, the Company issued 1,930,130 shares of common stock and warrants to purchase 965,065 shares of common stock for $0.20 per share to Walters LITS and extinguished $193,013 of related party debt plus related accrued payroll taxes of $19,323. Mr. Walters received 25,000 restricted common shares and a warrant to purchase 12,500 shares. Mr. Walters subsequently transferred these warrants to a shareholder on January 26, 2004. At December 31, 2003 the remaining unconverted related party debt was $82,437; this debt was subsequently cancelled by the issuance of 824,370 shares and attached warrants to Walters LITS, LLC as nominee on February 20, 2004. Additionally, at this special meeting of the directors, the directors resolved to issue Walters LITS 887,500 shares of the Company's restricted common stock and warrants to purchase 443,750 shares of common stock for $0.20 per share as consideration for its success in negotiating the Debt and Stock Purchase Agreement and the Royalty Purchase Option; these restricted shares and warrants were issued on February 20, 2004. Additionally, at this special meeting of the directors, the directors authorized issuance of 350,000 shares of common stock and warrants to purchase 175,000 shares of common stock for $0.20 per share to Walters LITS, LLC as nominee at an agreed value of $0.10 per share as of June 30, 2003 in exchange for the transfer and assignment to the Company of seven unpatented mining claims. Walters LITS, LLC had purchased these claims from Eskil Anderson. Certificates evidencing the issuance of restricted shares of common stock were issued to Walters LITS, LLC as nominee on September 24, 2003. On October 8, 2003, these shares of common stock were transferred by Walters LITS, LLC to the beneficial owners. In this transaction, Richard R. Walters received 50,000 shares of common stock and a 25,000 share purchase warrant and James A. Fish, a director of the Company, received 50,000 shares of common stock and a 25,000 share purchase warrant. Richard R. Walters, the beneficial owner of Walters LITS, LLC, and Mr. Fish are accredited investors (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

Item 16. Exhibits

Other than contracts made in the ordinary course of business, the following are the material contracts that we have entered into within the two years preceding the date of this Registration Statement:

(a) Exhibits

Exhibit Number	Description
3.1 (1)	Amendment to Articles of Incorporation of Little Squaw Gold Mining Company dated January 27, 2004
3.2	Articles of Incorporation and Amendments through 1977.
3.3	Bylaws
5.1	Opinion of Payne, Hamlin, Coffin & Brooke
10.1 (2)	Independent Contractor Agreement, dated as of June 30, 2003, between Little Squaw and Richard R. Walters
10.2 (1)	Independent Contractor Agreement, dated as of November 1, 2003, between Little Squaw and Becky Corigliano
10.3 (1)	2003 Share Incentive Plan, dated October 11, 2003, and effective January 27, 2004
10.4 (1)	2003 Share Incentive Plan Stock Option Agreement, Richard Walters
10.5 (3)	Placement Agent Agreement with Strata Partners, LLC, dated February 25, 2005
10.6 (3)	Convertible Promissory Note dated January 21, 2005, Orchow
10.7 (3)	Convertible Promissory Note dated January 21, 2005, Hallauer
10.8 (4)	Placement Agent Agreement with Strata Partners, LLC, dated February 25, 2005, as amended
10.9	Private Placement Agreement with Strata Partners dated September 23, 2005, as amended.
10.10	Securities Purchase Agreement by and between Little Squaw Gold Mining Company and RAB Special Situations (Master) Fund Limited dated November 21, 2005
10.11	Form of 6% Convertible Debenture
10.12	Form of Class A Warrant
10.13	Form of Subscription Agreement related to private place of units (2005)
10.14	Form of Warrant Certificate
10.15	Restated 2003 Share Incentive Plan, dated November 7, 2005.
14	Code of Ethics
23.1	Consent of Melvin Klohn, a licensed professional geologist
23.2	Consent of Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska
23.3	Consent of James C. Barker, a Certified Professional Geologist
23.4	Consent of BlueMap Geomatics Ltd. located in Vancouver, British Columbia
23.5	Consent of DeCoria, Maichel & Teague P.S.
	Consent of Payne, Hamlin, Coffin & Brooke (included in Exhibit 5.1)
24	Power of Attorney included with signature page.

(1) Incorporated by reference to Form 10KSB as filed March 29, 2004.
(2) Incorporated by reference to Form 10QSB as filed November 13, 2003.
(3) Incorporated by reference to Form 10KSB as filed March 29, 2005.
(4) Incorporated by reference to Form 10QSB as filed May 16, 2005

Item 17. Undertakings.

(a)   The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

        (i)   Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii)   Include any additional or changed material information on the plan of distribution;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Spokane.

LITTLE SQUAW GOLD MINING COMPANY

/s/ Richard R. Walters

By: Richard R. Walters
      President (Principal Executive Officer)

Date: December 29, 2005

LITTLE SQUAW GOLD MINING COMPANY

By: Becky Corigliano
      Chief Financial Officer (Principal Financial Officer)

Date: December 29, 2005

In accordance with the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.



/s/ Charles G. Bigelow
Charles G. Bigelow, Director

Date: December 29, 2005



/s/ James K. Duff
James K. Duff, Director

Date: December 29, 2005

/s/ Kenneth S. Eickerman
Kenneth S. Eickerman, Director

Date: December 29, 2005

/s/ James A. Fish
James A. Fish, Director

Date: December 29, 2005



/s/ Richard R. Walters
Richard R. Walters, Director

Date: December 29, 2005

/s/ William Orchow
William Orchow, Director

Date: December 29, 2005

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Richard R. Walters and Becky Corigliano his or her attorney-in-fact and agent, with the full power of substitution and resubstitution and full power to act without the other, for them in any and all capacities, to sign any and all amendments, including post-effective amendments, and any registration statement relating to the same offering as this registration that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



/s/ Charles G. Bigelow
Charles G. Bigelow, Director

Date: December 29, 2005



/s/ James K. Duff
James K. Duff, Director

Date: December 29, 2005

/s/ Kenneth S. Eickerman
Kenneth S. Eickerman, Director

Date: December 29, 2005

/s/ James A. Fish
James A. Fish, Director

Date: December 29, 2005



/s/ Richard R. Walters
Richard R. Walters, Director

Date: December 29, 2005

/s/ William Orchow
William Orchow, Director

Date: December 29, 2005

Exhibit 3.2

STATE

~~Territory~~ of Alaska

Department of Finance

Juneau

CERTIFICATE OF INCORPORATION

The undersigned, as Assistant Director of Finance of the ~~Territory~~ State of Alaska, hereby certifies that duplicate originals of Articles of Incorporation of THE LITTLE SQUAW MINING COMPANY

duly signed and verified pursuant to the provisions of the Alaska Business Corporation Act, have been received in this office and are found to conform to law.

ACCORDINGLY the undersigned, as such Assistant Director of Finance, and by virtue of the authority vested in him by law, ~~hereby~~ issues this Certificate of Incorporation of

THE LITTLE SQUAW MINING COMPANY

and attaches hereto a duplicate original of the Articles of Incorporation.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my official seal, at Juneau, the Capital, this 26th day of March, A.D. 1959.

Richard Greer

Assistant DIRECTOR OF FINANCE

ARTICLES OF INCORPORATION

OF

THE LITTLE SQUAW MINING COMPANY

* * * * * * * * *

We, the undersigned natural persons of the age of
twenty-one years or more, acting as incorporators of a
corporation under the Alaska Business Corporation Act
do hereby adopt the following Articles of Incorporation
for such corporation:

ARTICLE ONE

The name of the corporation is

THE LITTLE SQUAW MINING COMPANY

ARTICLE TWO

The period of its duration is perpetual.

ARTICLE THREE

The purpose or purposes for which the corporation
is organized are:

> (a) To acquire by appropriation, discovery,
location, lease, license, grant, bond, option, devise,
purchase agreement or otherwise and to hold, own,
possess, enjoy, develop, mine, work, operate and ex-
ploit copper, silver, gold, and other mineral lode or
placer mines or deposits, tunnels, mining and tunnel-
ing property, and any right, title or interest therein
and also such lands, mills, mill sites, tunnel sites,
buildings, constructions, plants, appliances, equipments, fixtures, machinery, discoveries, improvements,

dumps and dump rights, ditches, flumes, pipes and
pipe lines, reservoirs, water, ditch and reservoir
rights or priorities, railways, tramways, rights of
way, easements, appurtenances, privileges, franchises
and other property or property rights, real or personal, as may be deemed by the directors for the time
being of said corporation to be necessary or desirable
for the practical working development, mining, ex-
ploitation or enjoyment of all or any of the corpora-
tion's properties acquired.

(b) Bo purchase, construct, lease or
otherwise acquire, operate, maintain and repair
milling, concentration, reducing, smelting and refining works for the treatment, reduction, smelting
or refining, for hire or otherwise, of metalliferous
or other ores, and the extraction or concentration
of the metals contained therein.

(c) To purchase, erect, lease or otherwise
acquire, maintain and operate buildings, machinery,
constructions, works and plants for the sampling
and treatment of metalliferous or other ores; and
to buy, reduce, smelt, mill, sell and generally
deal in all kinds of ores, concentrates, tailings,
mill or smelter products, bullion, metals and
minerals, either on its own account or on commission
or otherwise for other persons or corporations.

(d) To acquire by appropriation, location,
purchase, lease or otherwise, water and water rights,
ditches and ditch rights and water priorities and
apply the same to beneficial uses, and to purchase
or construct, operate and maintain ditches and flumes
for the distribution of water for irrigation, sani-
tary, domestic and other uses.

(e) To acquire by purchase, occupation,
lease, gift, exchange, or otherwise, and to hold,
occupy, improve, develop, subdivide, use and enjoy,
and to rent, lease, convey, contract to sell, sell
or otherwise dispose of and deal in real property
improved or unimproved, of every kind and description and all interests and estates therein of whatsoever nature, and to erect buildings and structures
of every kind and description.

(f) To purchase, construct, lease, operate
and maintain buildings, constructions, machinery,
appliances, equipments, fixtures, easements and
appurtenances for compressing air and other gases,

and for the proper distribution of the same by means of pipes, pipe lines or otherwise.

(g) To acquire, and pay for in cash, stock or bonds of this corporation or otherwise, the good will, rights, assets and property, and to undertake or assume the whole or any part of the obligations or liabilities of any person, firm, association or cproration.

(h) To acquire, hold, use, sell, assign, grant licenses in respect of, mortgage or otherwise dispose of letters patent of the United States or any foreign country, patent rights, licenses and privileges, inventions, improvements and processes, copyrights, trade-marks and trade names, relating to or useful in connection with any business of this corporation.

(i) To purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of shares of the capital stock of, or any bonds, securities or evidences of indebtedness created by any other corporation or corporations organized under the laws of this state or any other state, country, nation or government, and while the owner thereof to exercise all the rights, powers and privileges of ownership.

The corporate powers enumerated in the Business Corporation Act are by reference thereto adopted as part of the powers of this corporation, and the several clauses contained in the foregoing statement of purposes shall be construed both as purposes, and powers in addition thereto, and the statements contained in each clause shall, except where otherwise expressed, be in no wise limited or restricted by reference to or inference from the terms of any other clauses, but shall be regarded as independent purposes and powers. The business or purpose of this corporation, is from time to time to do any one or more

4

of the acts and things herein set forth and it is hereby
expressly provided that the enumeration of specific purposes and powers shall not be held to limit or restrict
in any manner the powers of this corporation.

ARTICLE FOUR

The total number of shares of stock which the
corporation shall have authority to issue is six million
(6,000,000), of the par value of Ten Cents ($ .10) each,
amounting in the aggregate to Six Hundred Thousand Dollars
($600,000.00).

ARTICLE FIVE

The corporation will not commence business until
it has received for the issuance of its shares consideration
of the value of One Thousand Dollars ($1,000.00).

ARTICLE SIX

The address of the initial registered office of
the corporation is 200 Seward Building, c/o C T Corporation
System, Juneau, Alaska and the name of its registered agent
is C T Corporation System.

ARTICLE SEVEN

The number of directors constituting the initial
board of directors is three (3), and the names and addresses
of the persons who are to serve as directors until the first

annual meeting of shareholders or until their successors
are elected and qualified are:

NAMES	ADDRESSES
Eskil Anderson	310 Radio Central Bldg. Spokane, Washington
E. K. Barnes	310 Radio Central Bldg. Spokane, Washington
Karl W. Jasper	310 Radio Central Bldg. Spokane, Washington

ARTICLE EIGHT

The names and addresses of the incorporators are:

NAMES	ADDRESSES
Eskil Anderson	310 Radio Central Bldg. Spokane, Washington
E. K. Barnes	310 Radio Central Bldg. Spokane, Washington
Karl W. Jasper	310 Radio Central Bldg. Spokane, Washington

IN WITNESS WHEREOF, we have hereunto set our
hands, this 20th day of March, 1959.

Eskil Anderson
_____

E. K. Barnes
_____

Karl W. Jasper
_____

STATE OF WASHINGTON)
) SS:
COUNTY OF SPOKANE)

       I, Alan O'Kelly, a notary public do hereby certify that on this 20th day of March, 1959, personally appeared before me, Eskil Anderson, E. K. Barnes and Karl W. Jasper, who each being by me first duly sownr, severally declared that they are the persons who signed the foregoing document as incorporators, and that the statements therein contained are true.

                                   Alan P. O'Kelly
                                   Notary Public in and for the State
                                   of Washington residing at Spokane.

OATH OF DIRECTORS

STATE OF WASHINGTON)
                   : SS.
COUNTY OF SPOKANE)

     KARL W. JASPER, E. K. BARNES, ESKIL ANDERSON, ALAN P. O'KELLY, and JOHN HUNEKE, being first duly sworn each for himself and not one for the other, deposes and says: I am the person who has been elected as one of the Directors of THE LITTLE SQUAW MINING COMPANY; that I will perform the duties of said office according to the constitution and laws of the State of Alaska and of the United States to the best of my ability.



_____
Karl W. Jasper

_____
E. K. Barnes

_____
Eskil Anderson

_____
Alan P. O'Kelly

_____
John Huneke

Subscribed and sworn to before me this _____29th_____ day of April, 1959.



_____
Notary Public in and for the State of Washington, residing at Spokane

State of Alaska

Department of Commerce

Juneau

CERTIFICATE OF AMENDMENT

The undersigned, as Commissioner of Commerce of the State of Alaska, hereby certifies that duplicate originals of Articles of Amendment to the Articles of Incorporation of The Little Squaw Mining Company

duly signed and verified pursuant to the provisions of the Alaska Business Corporation Act, have been received in this office and are found to conform to law.

ACCORDINGLY the undersigned, as such Commissioner of Commerce, and by virtue of the authority vested in him by law, hereby issues this Certificate of Amendment to the Articles of Incorporation of

THE LITTLE SQUAW MINING COMPANY

and attaches hereto a duplicate original of the Articles of Amendment changing the corporate name to Little Squaw Gold Mining Company.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my official seal, at Juneau, the Capital, this

7th. day of May A.D. 19 68

GEORGE SHARROCK
COMMISSIONER OF COMMERCE

A F F I D A V I T

STATE OF WASHINGTON)
: ss.
County of Spokane)

The undersigned swears and affirms that at a special meeting of the stockholders of the Little Squaw Gold Mining Company, held at 309 Radio Central Building, Spokane, Washington, on April 5, 1968, at the hour of 10:00 A.M., for the purpose of amending Article I of the Articles of Incorporation, which read: "The name of the Corporation is the Little Squaw Mining Company", the following action was approved.

RESOLVED, that Article I of the Articles of Incorporation of this Corporation be changed to read: "The name of the Corporation is the Little Squaw Gold Mining Company."

And, further, that there are 2,521,347 shares all of one class and all entitled to vote issued and outstanding and that there were represented at the meeting 2,214,021 shares, which were represented in person or by proxy, and that all shares were voted in the affirmative to approve the name change.

ATTEST:

Maynard Irving
Its Secretary

LITTLE SQUAW GOLD MINING COMPANY

By Karl W. Jasper
Its President

I, Ila Cox, a Notary Public, do hereby certify that on this 6th day of May, 1968, personally appeared before me, Karl W. Jasper, its President, and Maynard Irving, its Secretary, who being by me first duly sworn, declared that they are the President and Secretary respectively of the Little Squaw Gold Mining Company; that they signed the foregoing document as President and Secretary of the Corporation, and that the statements therein contained are true.

Ila Cox
Notary Public in and for the State of Washington, residing at Spokane.

STATE OF ALASKA
DEPT. OF COMMERCE
DIV. OF INS.

RECEIPT

27091-323

I № 34423

DATE: May 14, 1968

AMOUNT: Ten and no/100--------------------------

DOLLARS: $ 10.00

FOR:

Filing Certificate of Amendment to the Articles of Incorporation of The Little Squaw Mining Company for record May 7, 1968.

AMOUNT: RECEIPT CODE:

RECEIVED OF:

Little Squaw Mining Co.
309 Radio Central Bldg.
Spokane, Washington 99204

STATE OF ALASKA

[signature]

DIRECTOR OF INSURANCE



State of Alaska

Department of Commerce and Economic Development

Certificate

The undersigned, as Commissioner of Commerce and Economic Development of the State of Alaska, hereby certifies that duplicate originals of Articles of Amendment to the Articles of Incorporation of LITTLE SQUAW GOLD MINING COMPANY duly signed and verified pursuant to the provisions of the Alaska Business Corporation Act, have been received in this office and are found to conform to law.

ACCORDINGLY the undersigned, as Commissioner of Commerce and Economic Development, and by virtue of the authority vested in him by law, hereby issues this Certificate of Amendment to the Articles of Incorporation of

LITTLE SQUAW GOLD MINING COMPANY

and attaches hereto a duplicate original of the Articles of Amendment.



IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my official seal, at Juneau, the Capital, this

____9th____ *day of* ___June___ *A.D. 19* 77

H. PHILLIP HUBBARD
COMMISSIONER OF COMMERCE
AND ECONOMIC DEVELOPMENT

12

FILED FOR RECORD
STATE OF ALASKA
JUN 8 1977
DEPARTMENT OF COMMERCE
& ECONOMIC DEVELOPMENT

AMENDMENT TO ARTICLES OF INCORPORATION

OF

LITTLE SQUAW GOLD MINING COMPANY

This is to certify that at a meeting of the shareholders of Little Squaw Gold Mining Company held at the Davenport Hotel, Spokane, Washington, on May 13, 1977, pursuant to notice legally given, the shareholders of said corporation, by a vote of more than two-thirds of the shares outstanding, adopted the following amendment to the Articles of Incorporation:

Article Four shall be amended to provide as follows:

The total number of shares of stock which the corporation shall have authority to issue is twelve million (12,000,000), of the par value of Ten Cents ($.10) each, amounting in the aggregate to One Million Two Hundred Thousand Dollars ($1,200,000).



Eskil Anderson
President

John L. Neff
Secretary

Subscribed and sworn to before me this 26th day of May, 1977.

Notary Public in and for the State of Washington, residing at Spokane

13

Exhibit 3.3


THE LITTLE SQUAW MINING COMPANY

*****

BY-LAWS

*****

ARTICLE I

OFFICES


Section 1. The registered office shall be located at 200 Seward Building, Juneau, Alaska.

Section 2. The corporation may also have offices at such other places both within and without the State of Alaska as the board of directors may from time to time determine or the business of the corporation may require.


ARTICLE II

MEETINGS OF SHAREHOLDERS


Section 1. All meetings of the shareholders for the fl election of directors shall be held at 310 Radio Central Building, Spokane, Washington, or at such place as may be fixed from time to time by the board of directors. Meetings of shareholders for any other purpose may be held at such time and place within or without the State of Alaska as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

1

Section 2. Annual meetings of shareholders, commencing with the year 1960, shall be held on the second Monday of April if not a legal holiday, and if a legal holiday, then on the next secular day following, at 10:00 A. M., at which they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

Section 3. Written or printed notice of the annual meeting stating the place, day and hour of the meeting shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.

Section 4. Special meetings of the shareholders, for any purpose or purposes may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of shareholders owning one-tenth of all the outstanding shares of the corporation. Such request shall state the purpose or purposes of the proposed meeting and business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 5. Written or printed notice of a special meeting stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.

Section 6. The holders of a majority of the outstanding shares, represented in person or by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by statute or by the articles of incorporation. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the shareholders present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 7. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting shall be the act of the shareholders unless the vote of a greater number of shares is required by law or the articles of incorporation.

Section 8. Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy or fixed by statute.

In all elections for directors every shareholder shall have the right to vote, in person or by proxy, the number of shares owned by him, for as many persons as there are directors to be elected, or to cumulate said shares, and give one candidate as many votes as the number of directors multiplied by the number of his shares shall equal, or to distribute them on the same principle among as many candidates as he shall think fit.

Section 9. Any action required to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

DIRECTORS

Section 1. The number of directors shall be five. Directors need not be residents of the State of Alaska nor shareholders of the corporation. The directors, other than the first board of directors, shall be elected at the annual meeting of the shareholders, and each director elected shall serve until the next succeeding annual meeting and until his successor shall have been elected and qualified. The first board of directors elected at the first meeting of shareholders shall hold office until the first annual meeting of shareholders.

Section 2. Any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. A director elected to fill a vacancy shall be elected for the unexpired portion of the term of his predecessor in office.

Any directorship to be filled by reason of an increase in the number Of directors shall be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose.

Section 3. The business affairs of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the articles of incorporation or by these by-laws directed or required to be exercised or done by the shareholders.

Section 4. The directors may keep the books of the corporation, except such as are required by law to be kept within the state, outside of the State of Alaska, at such place or places as they may from time to time determine.

MEETINGS OF THE BOARD OF DIRECTORS

Section *5.* Meetings of the board of directors, regular or special, may be held either within or without the State of Alaska.

Section 6. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the shareholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or it may convene at such place and time as shall be fixed by the consent in writing of all the directors.

Section 7. Regular meetings of the board of directors may be held upon such notice, or without notice, and at such time and at such place as shall from time to time be determined by the board.

Section 8. Special meetings of the board of directors may be called by the president on five days' notice to each director, either personally or by mail or by telegram; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors.

Section 9. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

Section 10. A majority of the directors shall constitute a quorum for the transaction of business unless a greater number is required by law or by the articles of incorporation. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, unless the act of a greater number is required by statute or by the articles of incorporation. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 11. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof.

EXECUTIVE COMMITTEE

Section 12. The board of directors, by resolution adopted by a majority of the number of directors fixed by the by-laws or otherwise, may designate two or more directors to constitute an executive committee, which committee, to the extent provided in such resolution, shall have and exercise all of the authority of the board of directors in the management of the corporation, except as otherwise required by law. Vacancies in the membership of the committee shall be filled by the board of directors at a regular or special meeting of the board of directors. The executive committee shall keep regular minutes of its proceedings and report the same to the board when required.

COMPENSATION OF DIRECTORS

Section 13. The board of directors, by the affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, shall have authority to establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise.

ARTICLE IV

NOTICES

Section 1. Whenever, under the provisions of the statutes or of the articles of incorporation or of these by-laws, notice is required to be given to any director or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or shareholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

Section 2. Whenever any notice whatever is required to be given under the provisions of the statutes or under the provisions of the articles of incorporation or these by-laws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE V

OFFICERS

Section 1. The officers of the corporation shall be chosen by the board of directors and shall be a president, a vice-president, a secretary and a treasurer. The board of directors may also choose additional vice-presidents, and one or more assistant secretaries and assistant treasurers. Two or more offices may be held by the same person, except the offices of president and secretary.

Section 2. The board of directors at its first meeting

after each annual meeting of shareholders shall choose a president from among the directors, and shall choose one or more vice-presidents, a secretary and a treasurer, none of whom need be a member of the board.

Section 3. The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be deter-mined from time to time by the board of directors.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section *5*. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

THE PRESIDENT

Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of the shareholders and the board of directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect.

Section 7. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

THE VICE-PRESIDENTS

Section 8. The vice—president, or if there shall be more than one, the vice-presidents in the order determined by the board of directors, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARIES

Section 9. The secretary shall attend all meetings of the board of directors and all meetings of the shareholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

Section 10. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors, shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS

Section 11. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

Section 12. He shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 13. If required by the board of directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 14. The assistant treasurer, or, if there shall be more than one, the assistant treasurers in the order determined by the board of directors, shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

ARTICLE VI

CERTIFICATES FOR SHARES

Section 1. The shares of the corporation shall be represented by certificates signed by the president or a vice-president and the secretary or an assistant secretary of the corporation, and may be sealed with the seal of the corporation or a facsimile thereof.

When the corporation is authorized to issue shares of more than one class, every certificate shall set forth upon the face or back of such certificate a statement of the designations, preferences, limitations and relative rights of the shares of each class authorized to be issued, as required by the laws of the State of Alaska.

Section 2. The signatures of the president or vice-president and the secretary or assistant secretary upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the corporation itself or an employee of the corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

LOST CERTIFICATES

Section 3. The board of directors may direct a new certificate to be issued in place of any certificate theretofore issued by the corporation alleged to have been lost or destroyed. When authorizing such issue of a new certificate, the board of directors, in its discretion and as a condition precedent to the issuance thereof, may prescribe such terms and conditions as it deems expedient, and may require such indemnities as it deems adequate, to protect the corporation from any claim that may be made against it with respect to any such certificate alleged to have been lost or destroyed.

TRANSFERS OF SHARES

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto, and the old certificate cancelled and the transaction recorded upon the books of the corporation.

CLOSING OF TRANSFER BOOKS

Section 5. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the board of directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall be applied to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of closing has expired.

REGISTERED SHAREHOLDERS

Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Alaska.

LIST OF SHAREHOLDERS

Section 7. The officer or agent having charge of the transfer books for shares shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of each and the number of shares held by each, which list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of the shareholders.

ARTICLE VII

GENERAL PROVISIONS

DIVIDENDS

Section 1. Subject to the provisions of the articles of incorporation relating thereto, if any, dividends may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to any provisions of the articles of incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

CHECKS

Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

FISCAL YEAR

Section 4. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

SEAL

Section *5.* The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Alaska". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

ARTICLE VIII

AMENDMENTS

Section 1. These by-laws may be altered, amended, or repealed or new by-laws may be adopted by the affirmative vote of a majority of the board of directors at any regular meeting of the board or at any special meeting of the board if notice of the proposed alteration, amendment or repeal be contained in the notice of such special meeting.

Exhibit 5.1

THE LAW OFFICE OF

PAINE, HAMBLEN, COFFIN, BROOKE & MILLER LLP

717 WEST SPRAGUE AVENUE
SUITE 1200
SPOKANE, WASHINGTON 99201-3505
(509) 455-6000
FAX: (509) 838-0007
www.painehamblen.com

Lawrence R. Small
lawrence.small@painehamblen.com

December 30, 2005

Little Squaw Gold Mining Company
Att: Richard R. Walters
3412 S. Lincoln Drive
Spokane, Washington   99203

> **Re:** *Little Squaw Gold Mining Company*

Dear Ladies and Gentlemen:

We are acting as counsel to Little Squaw Gold Mining Company (the "Company") for legal matters in connection with the proposed issuance by the Company of up to 10,431,400 shares of its Common Stock, par value $0.10 per share (the "Shares"), as contemplated by the Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission on or about the date hereof under the Securities Act of 1933, as amended (the "Act"), said Registration Statement, as it may be amended, being hereinafter called the "Registration Statement".

We have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Registration Statement, (ii) a Certificate of Good Standing issued by the Alaska Department of Commerce, Community and Economic Development, and (iii) the Company's Amended Articles of Incorporation. We also have examined such other documents and satisfied ourselves as to such other matters as we have deemed necessary in order to render this opinion. As to various facts material to the opinions expressed below, we have relied upon certificates of public officials and representations contained in the documents referred to above.

Based upon the foregoing and subject to the qualifications hereinafter expressed, we are of the opinion that when:

(a) with respect to the Shares to be issued upon the conversion of the 6% Convertible Debentures (the "Debentures"), or for the payment of interest at the discretion of the Company, the notice of conversion of the Debentures has been received by the Company in accordance with the conversion terms of the Debentures and/or the Company elects to issue Shares for interest on Debentures on the interest due date;

(b) with respect to the Shares to be issued upon exercise of any of the Warrants, after (i) the Warrants have been exercised in accordance with their terms and (ii) the applicable exercise price therefore has been received by the Company; and

(c) the Shares shall have been issued and delivered by the Company;

then, the Shares referred to above will have been legally issued fully paid and non-assessable. No further approval, authorization, consent or other order of or filing with any governmental agency in the state of Alaska will be required for the legal issuance by the Company of the Shares as contemplated in the Registration Statement or in order for the Shares to be considered fully paid and non-assessable.

The Company is an Alaska corporation. To the extent that this opinion relates to or is dependent upon matters governed by the internal law of the state of Alaska, we are not members of the Bar of the state of Alaska; therefore, we are not able to express opinions concerning the internal law of the state of Alaska. For purposes of this opinion, however, we have provided advice and assistance to the Company and its Board of Directors from time to time concerning proper procedures for amending the Articles of Incorporation and Bylaws of the Company and the resolutions adopted by the Directors to authorize the issuance of Shares.

These opinions are given as of the date hereof, without any obligation to update these opinions or to advice the addressee hereof, or any other party of any changes in circumstances or laws that may hereafter be brought to our attention or occur which may affect this opinion.

We hereby consent to the filing of this Opinion as Exhibit 5 to the Registration Statement and to the references to our firm under the headings "Legal Matters" in the Prospectus which forms part of the Registration Statement. Except as expressly permitted hereby, this Opinion may not be used, delivered, circulated, filed, quoted or otherwise referred to.

Very truly yours,

PAINE, HAMBLEN, COFFIN,
BROOKE & MILLER LLP

Lawrence R. Small

Exhibit 10.9

PLACEMENT AGENT AGREEMENT

This Placement Agent Agreement ("Agreement") is entered into this 23rd day of September, 2005, by and between **LITTLE SQUAW GOLD MINING COMPANY,** an Alaska corporation (the "Company") and **STRATA PARTNERS, LLC,** a Washington limited liability company (the "Agent"). The Company desires to engage the Agent to provide consulting and other services in connection with a proposed financing transaction. The Agent will serve as lead agent on a best efforts basis in connection with the financing transaction on general terms and conditions to be determined. The purpose of this Agreement is to set forth the terms and conditions of the agency relationship between the Company and the Agent.

1. **Engagement of Agent**. The Company engages Agent as adviser and lead placement agent for the Company, with respect to the sale by the Company in connection with the proposed financing transaction to investors (the "Offering").

2. **Termination of Agency Agreement**. This Agreement shall terminate, subject to its provision 7.3, on January 31, 2006, or sooner upon subscriptions for the entire Offering.

3. **Offering**. The terms of the Offering will be determined by the Company's board of directors after evaluation of market conditions. The Offering will be more fully described in the minutes of the board of directors.   The securities offered and sold in the Offering shall be offered and sold pursuant to an applicable exemption from registration available under the Securities Act of 1933, as amended (the "1933 Act").

4. **Agent's Compensation**. In consideration for the services to be performed by the Agent, the Company shall pay to the Agent, or cause the Agent to be paid, compensation as provided in this section.

 4.1 <u>Non-refundable Retainer</u>. The Company shall pay to the Agent a cash non-refundable retainer in the amount of $20,000 for consulting and other services rendered in connection with the proposed financing (the "Retainer"). The Company shall be entitled to off set an amount equal to the Retainer from the Lead Agent Commission, if any; provided that the Company has reimbursed the Agent for all expenses contemplated in Section 8 of this Agreement.

 4.2 <u>Lead Agent Compensation</u>. The Company shall pay to the Agent a cash lead agent compensation fee in an amount equal to two percent (2%) of the aggregate gross proceeds of the Offering received by the Company (the "Lead Agent Commission").   The Lead Agent Commissions shall be paid directly from the proceeds of the Offering, subject to the off set contemplated in Section 3.1 above.

4.3   Selling Agent Compensation. The Company shall pay to the Agent and any other agents acting as agent for the Company in connection with the Offering a cash selling agent compensation fee in an amount equal to eight percent (8%) of the aggregate gross proceeds of the Offering received by the Company (the "Selling Agent Commissions"). The Selling Agent Commissions shall be paid directly from the proceeds of the Offering.

4.4   Lead Agent Warrants. The Agent also will receive Warrants to purchase additional restricted shares of common stock of the Company equal to three percent (3%) of the total number of shares of common stock (or common stock equivalents) sold by the Company in the Offering. The terms, conditions and exercise price of the warrants to be issued to the Agent shall be economically equivalent to the terms, conditions and exercise price of the securities issued by the Company in the Offering. The Company hereby agrees to grant the Agents the same registration rights granted to investors in the Offering, if any.

4.5   Selling Agent Warrants. The Company shall issue to the Agent and any other agents acting as agent for the Company in connection with the Offering Warrants to purchase additional restricted shares of common stock of the Company equal to seven percent (7%) of the total number of shares of common stock (or common stock equivalents) sold by the Company in the Offering. The terms, conditions and exercise price of the warrants to be issued to the Agent shall be economically equivalent to the terms, conditions and exercise price of the securities issued by the Company in the Offering. The Company hereby agrees to grant the Agents the same registration rights granted to investors in the Offering, if any.

5.   **Representations and Warranties of the Company**. The Company represents and warrants that:

5.1   The Company is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Alaska with power and authority to own assets and to conduct its business.   The Company does not have any subsidiaries.

5.2   The Company has an authorized and outstanding capitalization, including common shares, preferred stock, options, warrants and convertible securities, as set forth on Exhibit A. The Common Shares, when issued and delivered, shall be duly and validly issued, fully paid and non-assessable.

5.3   Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated in this Agreement (in compliance with the terms and provisions of this Agreement), shall conflict with, or result in a breach of, the Articles of Incorporation of the Company, Bylaws of the Company, or any other agreement or instrument to which the Company is a party or by which it is bound.

5.4   This Agreement has been duly authorized, executed, and delivered on behalf of the Company, and is the valid, binding, and enforceable obligation of the Company, except to the extent that obligations concerning indemnification under this Agreement may be limited by applicable securities laws or federal bankruptcy provisions.

5.5   No authorization, approval, or consent of any regulatory body or authority will be required for the valid authorization, issuance, sale, and delivery of the Securities, or, if so required, all authorizations, approvals, and consents will be obtained and will be in full force and effect as of the issuance date for the Securities.

5.6   The Company owns, possesses or has obtained, all governmental, administrative and third party licenses, permits, certificates, registrations, approvals, consents and other authorizations (collectively, "Permits") necessary to own or lease (as the case may be) its properties, and to conduct its businesses as currently conducted, except such Permits the failure of which to obtain would not have a material adverse effect on the business, properties, operations, financial condition or results of operations of the Company; the Company has not received any notice of proceedings relating to the revocation, modification or suspension of any Permits which would have a material adverse effect on the Company, or notice of any circumstance which would lead it to believe that such proceedings are reasonably likely.

The Company will obtain such Permits as are necessary for the future operations, prior to commencement of any such operations.

5.7   The business and operations of the Company to its knowledge have been conducted in accordance with all applicable laws, rules and regulations of all governmental authorities, except for such violations which would not, individually or in the aggregate, have a material adverse effect on the financial condition or business of the Company.

5.8   The issuance of the Securities will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Company or to which the Company is bound.

5.9   The Company has complied and will comply fully with the requirements of all applicable corporate and securities laws in all matters relating to the Offering.

5.10   There are no legal or governmental actions, suits, proceedings or investigations pending or, to the Company's knowledge, threatened, to which the Company is or may be a party or of which property owned or leased by the Company is or may be the subject, or related to environmental, title, discrimination or other matters, which actions, suits, proceedings or investigations, individually or in the aggregate, could have a material adverse effect on the Company.

5.11   There are no judgments against the Company which are unsatisfied, nor is the Company subject to any injunction, judgment, decree or order of any court, regulatory body, administrative agency or other governmental body.

5.12 The Company is not in violation of its organizational or incorporating documents nor in violation of, or in default under, any lien, mortgage, lease, agreement or instrument, except for such defaults which would not, individually or in the aggregate, have a material adverse effect on the financial condition, properties or business of the Company.

5.13 Subject to the accuracy of the representations and warranties of the Agent contained in this Agreement, and in the subscription agreements to be executed by investors in connection with the Offering, the offer, sale and issuance of the Securities as contemplated by this Agreement are exempt from the registration requirements of the 1933 Act and from the registration or qualifications requirements of the state securities or "blue sky" laws and regulations of any applicable state or other applicable jurisdiction.

5.14 The Company' shares of common stock are quoted for trading on the National Association of Securities Dealers over-the-counter electronic bulletin board (the "OTCBB").

5.15 No order ceasing, halting or suspending trading in securities of the Company nor prohibiting the sale of such securities has been issued to and is outstanding against the Company or its directors, officers or promoters, and, to the best of the Company knowledge, no investigations or proceedings for such purposes are pending or threatened.

5.16 Neither the Company nor any subsidiary thereof will have taken any action which would be reasonably expected to result in the delisting or suspension of quotation of the Common Shares on or from the OTCBB and the Company will have complied, in all material respects, with any rules and regulations of eligibility on the OTCBB.

5.17 The Company is a "reporting issuer" under section 12 of the Securities Exchange Act of 1934, as amended (the "1934 Act") and is not in default of any of the requirements of the 1934 Act.

5.18 As of their respective filing dates, each report, schedule, registration statement and proxy filed by the Company with the United States Securities and Exchange Commission ("SEC") after June 30, 2003 (each, an "SEC Report" and collectively, the "SEC Reports") (and if any SEC Report filed prior to the date of this Agreement but after June 30, 2003 was amended or superseded by a filing prior to the date of this Agreement, then also on the date of filing of such amendment or superseding filing), (i) where required, were prepared in all material respects in accordance with the requirements of the 1933 Act, or the 1934 Act, as the case may be, and the rules and regulations promulgated under such Acts applicable to such SEC Reports, (ii) did not contain any untrue statements of a material fact and did not omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (iii) are all the forms, reports and documents required to be filed by the Company with the SEC since June 30, 2003. Each set of audited consolidated financial statements and unaudited interim financial statements of the Company (including any notes thereto) for the fiscal years ended December 31, 2003 and December 31, 2004 included in the SEC Reports (i) complies as to form in all material respects with the published rules and regulations of the SEC with respect thereto, and (ii) have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present, in all material respects, the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end adjustments which were not or are not expected to be material in amount. To the Company's knowledge, no events or other factual matters exist which would require the Company to file any amendments or modifications to any filed SEC Reports.

5.19 Each SEC Report containing financial statements that has been filed with or submitted to the SEC since June 30, 2003, was accompanied by the certifications required to be filed or submitted by the Company's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"); at the time of filing or submission of each such certification, to the best knowledge of the chief executive officer and chief financial officer, such certification was true and accurate and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither the Company nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification.

5.20 There is no fact known to the Company which the Company has not publicly disclosed which materially adversely affects, or so far as the Company can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of the Company or the ability of the Company to perform its obligations under this Agreement.

5.21 Except as disclosed in the SEC Reports, the Company has filed all federal, state, local and foreign tax returns which, to the Company's knowledge, are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for such assessments, fines and penalties which are currently being contested in good faith.

5.22   There are no liens for taxes on the assets of the Company except for taxes not yet due, and there are no audits of any of the tax returns of the Company which are known by the Company' management to be pending; there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Company.

5.23   The Company is not an "investment company" within the meaning of the Investment Company Act of 1940.

5.24   Neither the Company nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any "directed selling efforts" (as such term is defined in Regulation S of the 1933 Act) in the United States, or (ii) has engaged in or will engage in any form of "general solicitation" or "general advertising" (as such terms are defined in Rule 502 (c) under Regulation D of the 1933 Act) in the United States with respect to offers or sales of the Securities.

5.25   The Company has not, for a period of six months prior to the date hereof, sold, offered for sale or solicited, and will not for a period of six months after the Closing Date, offer, sell or solicit, any offer to buy any of its securities in a manner that would be integrated with the offer and sale of the Securities and which would cause the exemption from registration set forth in Rule 506 of Regulation D or Rule 903 of Regulation S of the 1933 Act to become unavailable with respect to the offer and sale of the Securities. "Closing Date" for the purposes of this Agreement means the date on which the last closing of the Securities are issued under the Offering.

5.26   The warranties and representations in this section are true and correct and will remain so as of the Closing Date.

6.   **Representations and Warranties of the Agent.**   The Agent represents and warrants that:

(a)   The Agent is a limited liability company formed under the laws of the State of Washington, validly existing and in good standing, with all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder.

(b)   This Agreement has been duly authorized, executed and delivered by the Agent and is a valid and binding agreement enforceable in accordance with its terms.

(c)   The Agent is duly registered pursuant to the provisions of the 1934 Act, as a broker-dealer and is a member in good standing of the National Association of Securities Dealers, Inc. ("NASD") and duly registered as a broker-dealer in those states in which the Agent is required to be so registered in order to carry out the Offering.

(d)   The Agent will use its best efforts to conduct the Offering in compliance with the requirements of Regulation D and in this regard the Agent will have:

> (i)   During the course of the Offering, and to the extent any representations are made concerning the Offering, not made any untrue statement of a material fact and not omitted to state a material fact required to be stated or necessary to make any statement not misleading;

> (ii)   Not offered, offered for sale, or sold the securities, except to the extent permitted by Regulation D, by means of:

>> (A)   Any advertisement, article, notice, or other communication mentioning the securities published in any newspaper, magazine or similar medium or broadcast over television or radio;

>> (B)   Any seminar or meeting, the attendees of which have been invited by any general solicitation or general advertising; or

> (iii)   Prior to the sale of any of the securities, reasonably believed that each subscriber and his or her purchaser representative, if any, met the suitability and other investor standards set forth in the Blue Sky Survey prepared by Company Counsel pursuant to Section 9.(c) of this Agreement; the Agent will prepare and maintain memoranda and other appropriate records substantiating the foregoing;

> (iv)   Only used sales materials which have been approved for use in this Offering by the Company;

> (v)   Not made any representations on behalf of the Company, nor have acted as an agent of the Company in any other capacity except as expressly set forth herein.

7.   **Covenants of the Company.** The Company covenants that:

7.1   Compliance with Laws. The Company shall use best efforts to comply with, and to continue to comply with, applicable state and federal securities and other laws so as to permit the continuation of the Offering.

7.2   Outstanding Capitalization. On the Closing Date, the Company will deliver to the Agent a certificate of its Chief Executive Officer setting forth the authorized and outstanding capitalization, including common shares, preferred stock, options, warrants and convertible securities, on the Closing Date after giving effect to the Closing.

7.3   Exclusivity. Until 45 days after the termination of this Agreement, the

Company will not, and will cause its directors, officers, employees, agents and representatives not to, directly or indirectly, solicit or entertain offers from, or in any manner encourage, accept, or consider any proposal of, any other person relating to the acquisition of the Company, shares of its capital stock, securities convertible into or exchangeable for shares of its capital stock, or the Company's assets or businesses, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation, original issuance, or otherwise, except in the case that the Company is negotiating to acquire properties or interests from other parties, to the extent that the Company may offer capital stock as part of the acquisition. The Company will immediately notify Agent regarding any contact between the Company, any of its directors, officers, employees, representatives or any other person regarding any offer, proposal, or inquiry during this exclusivity period.

8.   Covenants of the Agent. The Agent will use its best efforts to conduct the Offering in a manner intended to be in compliance with the offering procedures and with the requirements of Regulation D of the 1933 Act, and the 1934 Act. The Agent will:

(a)   During the course of the Offering, and to the extent any representations are made, not make any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make any statement made not misleading concerning the Offering; and

(b)   Take all actions necessary to fulfill its duties under Rule 15c2-4 under the 1934 Act, which duties relate to transmission or maintenance of funds received from potential participants.

9.   Expenses of Offering. The Company will pay all expenses incurred by it in the performance of its obligations, including but not limited to the fees and expenses of the Company's counsel and accountants and the cost of qualifying the Offering, and the sale of the securities, in various states or obtaining an exemption from state registration requirements. The Company will reimburse the Agent for actual expenses, including but not limited to accounting, legal and professional fees, incurred by the Agent in connection with the Offering, not to exceed one-half percent (0.5%) of the gross offering proceeds.

The provisions of this Section shall survive any termination of this Agreement.

10.   Conditions to Agent's Obligations. The obligations of the Agent in this Agreement shall be subject to the accuracy of and compliance with, as of the date hereof, and on each closing date for the sale of the Common Shares, the representations, covenants, and warranties contained in Sections 4 and 6 hereof, the performance by the Company of its obligations hereunder, and to the following further conditions:

(a)   The Agent shall have received on or before the commencement date for the Offering an opinion from Paine, Hamblen, Coffin, Brooke & Miller LLP, Spokane,

Washington (the "Company Counsel") satisfactory in form and substance to the Agent and its counsel, to the effect that:

(i)   Upon the commencement date of the Offering, the Company will be a company in good standing and validly existing under the laws of the State of Alaska, fully authorized to transact the business in which it is engaged, and authorized to enter into this Agreement;

(ii)   The Common Shares, Warrants and Common Shares issuable upon exercise of the Warrants when issued and sold will be validly and legally issued and the offering of the Common Shares, Warrants and Common Shares will be as described in the minutes of the directors meeting authorizing the Offering;

(iii)   The Offering will not result in the breach of any of the terms or conditions of, or constitute a default under any loan commitment, agreement, or other instrument of which such counsel has knowledge and to which the Company is a party or violate any order of any court or any federal or state regulatory body or administrative agency having jurisdiction over the Company or over the Company's property;

(iv)   To the best knowledge of such Company Counsel, upon reasonable inquiry, there is not in existence, pending nor threatened any action, suit or proceeding to which the Company or any director thereof is a party before any court or governmental agency or body, which action, suit or proceeding might, if decided adversely, materially affect the subject matter of this Agreement, the Offering or the financial condition, business or prospects of the Company;

(v)   The disclosures to be made in the Offering, together with the Company's offer to each subscriber to provide access to additional information, are sufficient to satisfy the "information requirements" of Rule 502 of Regulation D;

(vi)   registration under the 1933 Act of the Securities is not required for the offer and sale thereof to the investors in accordance with the provisions of this Agreement

(vii)   In rendering the opinions to be set forth, the Company Counsel, as to factual matters, may rely upon certificates, statements, letters, representations or affidavits of the Company and its officers, any public records of the Company, certificates of public officials and letters of independent certified public accountants.

(b)   The Agent will receive on the commencement of the Offering, a certificate from the Company stating that the representations and warranties made in this Agreement are true and correct, as if made on the commencement date of the Offering; the certificate further will state that the Company has complied with all agreements and covenants.

(c)   The Agent will receive on the commencement date of the Offering a survey prepared by Company Counsel and addressed to the Company and to the Agent relating to the securities laws of the jurisdictions in which the Company and the Agent have agreed to make offers to potential investors. This survey shall be referred to as the "Blue Sky Survey." Company Counsel and the Agent shall agree upon the form and statements to be made in the Blue Sky Survey.

11.   Conditions to Company's Obligations. The obligations of the Company shall be subject to the accuracy as of the date hereof and on the commencement date of the Offering of the representations and warranties made by the Agent in Sections 5 and 7 of this Agreement.

12.   Indemnification.

(a) The Company agrees that it shall indemnify and hold harmless, Agent, its members, directors, officers, employees, agents, affiliates and controlling persons within the meaning of Section 20 of the 1934 Act and Section 15 of the 1933 Act (any and all of whom are referred to as an "Indemnified Party"), from and against any and all losses, claims, damages, liabilities, or expenses, and all actions in respect thereof (including, but not limited to, all legal or other expenses reasonably incurred by an Indemnified Party in connection with the investigation, preparation, defense or settlement of any claim, action or proceeding, whether or not resulting in any liability), incurred by an Indemnified Party: (i) arising out of, or in connection with, any actions taken or omitted to be taken by the Company, its affiliates, employees or agents, or any untrue statement or alleged untrue statement of a material fact contained in any of the financial or other information furnished to the Agent by or on behalf of the Company or the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or (ii) with respect to, caused by, or otherwise arising out of any transaction contemplated by the Agreement or the Agent's performing the services contemplated hereunder; <u>provided</u>, <u>however</u>, the Company will not be liable under clause (ii) hereof to the extent, and only to the extent, that any loss, claim, damage, liability or expense is finally judicially determined to have resulted primarily from the Agent's gross negligence or bad faith in performing such services.

(b)   The Agent will indemnify and hold harmless the Company, its stockholders, directors, officers, employers, agents, affiliates and controlling persons (any and all of whom are referred to as an "Indemnified Party") from and against any losses, claims, damages, or liabilities, joint or several, to which the Indemnified Party may become subject, under the 1933 Act, the 1934 Act, the various state securities acts or otherwise insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the offering documentation or state "blue sky" application prepared on behalf of the Company or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the offering documentation or in any state "blue sky" application prepared on behalf of the Company or such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by the Agent specifically for use in the preparation thereof. The Agent also will reimburse the Indemnified Party for such legal or other expenses reasonably incurred in connection with investigating or defending any such loss, claim, damage, liability or action as to which the Agent is required to indemnify the Indemnified Party. Notwithstanding the foregoing, in no event shall the Agent's obligation to indemnify the Company exceed the net compensation actually received by the Agent under Section 3 of this Agreement.

If the indemnification provided for herein is conclusively determined (by an entry of final judgment by a court of competent jurisdiction and the expiration of the time or denial of the right to appeal) to be unavailable or insufficient to hold any Indemnified Party harmless in respect to any losses, claims, damages, liabilities or expenses referred to therein, then the Company with respect to Section 11(a) or the Agent with respect to Section 11 (b) of this Agreement shall contribute to the amounts paid or payable by such Indemnified Party in such proportion as is appropriate and equitable under all circumstances taking into account the relative benefits received by the Company on the one hand and the Agent on the other, from the transaction or proposed transaction under the Agreement or, if allocation on that basis is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Agent on the other, but also the relative fault of the Company and the Agent; provided, however, in no event shall the aggregate contribution of the Agent and/or any Indemnified Party be in excess of net compensation actually received by the Agent and/or such Indemnified Party pursuant to this Agreement.

Neither the Company nor the Agent shall settle or compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action, claim, suit or proceeding in which any Indemnified Party is or could be a party and as to which indemnification or contribution could have been sought by such Indemnified Party hereunder (whether or not such Indemnified Party is a party thereto), unless such consent or termination includes an express unconditional release of such Indemnified Party, reasonably satisfactory in form and substance to such Indemnified Party, from all losses, claims, damages, liabilities or expenses arising out of such action, claim, suit or proceeding.

The foregoing indemnification and contribution provisions are not in lieu of, but in addition to, any rights which any Indemnified Party may have at common law hereunder or otherwise, and shall remain in full force and effect following the expiration or termination of the Agent's engagement and shall be binding on any successors or assigns of the Company and successors or assigns to all or substantially all of the Company's business or assets.

The provisions of this Section shall survive any termination of this Agreement.

13.   Notices. Any notice, consent, authorization or other communication to be given hereunder shall be in writing and shall be deemed duly given and received when delivered personally, when transmitted by fax, three days after being mailed by first class mail, or one day after being sent by a nationally recognized overnight delivery service, charges and postage prepaid, properly addressed to the party to receive such notice, at the following address or fax number for such party (or at such other address or fax number as shall hereafter be specified by such party by like notice):

(a)   If to the Company, to:

Little Squaw Gold Mining Company
ATTN: Richard R. Walters, President
3412 South Lincoln Drive
Spokane, WA 99203-1650   Fax (509) 624-2878

With copy to:

Paine, Hamblen, Coffin, Brooke & Miller LLP
717 W. Sprague Ave., #1200
Spokane, WA   99201
Attn: Lawrence R. Small, Esq.   Fax (509) 838-0007

(b)   If to the Agent, to:

Strata Partners, LLC
ATTN: Rhett A. Gustafson, President
219 Lake Street South, Suite C
Kirkland, WA 98033   Fax (425) 822-7259

With copy to:

Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, WA 98101
Attn: Kenneth Sam, Esq.   Fax (206) 903-8820

The provisions of this Section shall survive any termination of this Agreement.

14.   Company to Control Transactions. The prices, terms and conditions under which the Company shall offer or sell any securities shall be determined by the Company in its sole discretion. The Company shall have the authority to control all discussions and negotiations regarding any proposed or actual offering or sale of securities. Nothing in this Agreement shall obligate the Company to actually offer or sell any Securities or consummate any transaction. The Company may terminate any negotiations or discussions at any time and reserves the right not to proceed with any offering or sale of Securities; provided, however, that the Company shall reimburse the Agent for actual expenses incurred by the Agent in connection with the Offering upon such termination without respect to the limitations set forth in Section 8. The provisions of this Section shall survive any termination of this Agreement.

15. **Confidentiality of Company Information.** The Agent, and its officers, directors, employees and agents shall maintain in strict confidence and not copy, disclose or transfer to any other party (1) all confidential business and financial information regarding the Company and its affiliates, including without limitation, projections, business plans, marketing plans, product development plans, pricing, costs, customer, vendor and supplier lists and identification, channels of distribution, and terms of identification of proposed or actual contracts and (2) all confidential technology of the Company. In furtherance of the foregoing, the Agent agrees that it shall not transfer, transmit, distribute, download or communicate, in any electronic, digitized or other form or media, any of the confidential technology of the Company. The foregoing is not intended to preclude the Agent from utilizing, subject to the terms and conditions of this Agreement, and/or other documents prepared or approved by the Company for use in the Offering.

All communications regarding any possible transactions, requests for due diligence or other information, requests for facility tours, product demonstrations or management meetings, will be submitted or directed to the Company, and the Agent shall not contact any employees, customers, suppliers or contractors of the Company or its affiliates without express permission. Nothing in this Agreement shall constitute a grant of authority to the Agent or any representatives thereof to remove, examine or copy any particular document or types of information regarding the Company, and the Company shall retain control over the particular documents or items to be provided, examined or copied. If the Offering is not consummated, or if at any time the Company so requests, the Agent and its representatives will return to the Company all copies of information regarding the Company in their possession.

The provisions of this Section shall survive any termination of this Agreement.

16. **Press Releases and Announcements.** The Company shall control all press releases or announcements to the public, the media or the industry regarding any offering, placement, transaction or business relationship involving the Company or its affiliates. Except for communication to Offerees in furtherance of this Agreement, the Agent will not disclose the fact that discussions or negotiations are taking place concerning a possible transaction involving the Company, or the status or terms and conditions thereof.

17. **Assignment Prohibited.** No assignment of this Agreement shall be made

without the prior written consent of the other party.

18.   Amendments. Neither party may amend this Agreement or rescind any of its existing provisions without the prior written consent of the other party.

19.   Governing Law. This Agreement has been made in the State of Washington and shall be construed, and the rights and liabilities determined, in accordance with the law of the State of Washington, without regard to the conflicts of laws rules of such jurisdiction.

20.   Waiver. Neither Agent's nor the Company's failure to insist at any time upon strict compliance with this Agreement or any of its terms nor any continued course of such conduct on their party shall constitute or be considered a waiver by Agent or the Company of any of their respective rights or privileges under this Agreement.

21.   Severability. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or regulatory body having jurisdiction over the subject matter of this Agreement, such provision shall be deemed to be rescinded or modified in accordance with such law, rule or regulation. In all other respects, this Agreement shall continue to remain in full force and effect.

22.   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and will become effective and binding upon the parties at such time as all of the signatories hereto have signed a counterpart of this Agreement. All counterparts so executed shall constitute one Agreement binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the same counterpart. Each of the parties hereto shall sign a sufficient number of counterparts so that each party will receive a fully executed original of this Agreement.

23.   Entire Agreement. This Agreement and all other agreements and documents referred herein constitutes the entire agreement between the Company and the Agent. No other agreements, covenants, representations or warranties, express or implied, oral or written, have been made by any party hereto to any other party concerning the subject matter hereof. All prior and contemporaneous conversations, negotiations, possible and alleged agreements, representations, covenants and warranties concerning the subject matter hereof are merged herein.

24.   Arbitration. The parties agree that this Agreement and all controversies that may arise between the Agent and the Company, whether occurring prior, on or subsequent to the date of this Agreement, will be determined by arbitration in accordance with the rules and procedures of the NASD. The parties understand that:

(a)   Arbitration is final and binding on the parties.

(b)   The parties are waiving their right to seek remedies in court, including the right to a jury trial.

       (c)   Pre-arbitration discovery is generally more limited than and different from court proceedings.

       (d)   The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification or rulings by the arbitrators is strictly limited.

       (e)   The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

The parties agree that any arbitration under this Agreement will be held at the facilities of and before an Arbitration Panel appointed by the NASD. The award of the arbitrators, will be final, and judgments upon the award may be entered in any court, state or federal, having jurisdiction. The parties hereby submit themselves to the jurisdiction of any state or federal court for the purpose of entering such judgment.

Any forbearance to enforce an agreement to arbitrate will not constitute a waiver of any rights under this Agreement except to the extent stated herein.

THIS AGREEMENT IS GOVERNED BY AN ARBITRATION CLAUSE CONTAINED IN SECTION 24 OF THIS AGREEMENT.

****

STRATA PARTNERS, LLC



By: _____
     Rhett A. Gustafson
Its: President

LITTLE SQUAW GOLD MINING COMPANY

By: _____
     Richard R. Walters
Its: President

Exhibit A

Little Squaw Gold Mining Company

Capitalization as of 9/20/05

Outstanding Shares	16,133,420
Warrants	
Exercisable @ $0.30, 0.35 and 0.40	
before April 17, 2006, April 17, 2007	
and April 18 2008, respectively	500,000
Options (all to directors and former director)	
Exercisable at $0.29 before March 3, 2014	20,000
Exercisable at $0.22 Before Dec. 31, 2014	300,000
Fully Diluted Basis	16,953,420

Exhibit 10.10

LITTLE SQUAW GOLD MINING COMPANY

(an Alaska corporation)

3412 S. Lincoln Dr.
Spokane, WA 99203-1650

SUBSCRIPTION AGREEMENT

Instructions

PLEASE COMPLETE AND SIGN <u>TWO</u> COPIES OF THE SUBSCRIPTION AGREEMENT

November 2005

SUBSCRIPTION AGREEMENT

FOR

LITTLE SQUAW GOLD MINING COMPANY

(an Alaska corporation)

1.   Debenture Subscription: The undersigned, **RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED** ("**Subscriber**") hereby subscribes to purchase 6% Convertible Debentures of Little Squaw Gold Mining Company, an Alaska corporation ("**Little Squaw**" or the "**Company**"), in the principal amount of **One Million United States Dollars** (**US$1,000,000**) (the "**Debentures**") and **2,500,000** Class A Warrants (the "**Warrants**") for and in consideration of **One Million United States Dollars** (**US$1,000,000**) to be paid in cash at closing (the "**Purchase Price**")(the "**Offering**"). The Debentures are convertible into shares of Common Stock, $0.10 par value ("**Common Shares**"), at US$0.20 per share, subject to certain adjustments, and each Warrant is exercisable to acquire one Common Share (the "**Warrant Shares**"), at an exercise price of **US$0.30** per share for a period of thirty-six months (36) following the Closing Date (collectively the Debentures, the Common Shares, the Warrants and the Warrant Shares are known as the "**Securities**"). The Debentures will be in substantially the form attached hereto as **Exhibit A** and the Warrants will be in substantially the form attached hereto as **Exhibit B**. All figures are in United States Dollars unless otherwise specified. Such Subscription is subject to the following terms and conditions:

> a.   **Tender of Purchase Price**: Subscriber tenders to Little Squaw the Purchase Price either by a check payable to the order of "Little Squaw Gold Mining Company" or a wire transfer to Dorsey & Whitney LLP for the benefit of Little Squaw, pursuant to the instructions set forth on **Schedule I**.

> b.   **Closing:** Upon receipt by Little Squaw of the Purchase Price, the closing (the **"Closing")** shall occur prior to 12:00 p.m. on **November 15, 2005,** at the offices of **Dorsey & Whitney LLP, Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, CO 80202-5647** or at such other time or place as may be agreed to by the Little Squaw and the Subscriber (the "**Closing Date**"). All funds will be delivered to Little Squaw. The Securities subscribed for herein will not be deemed issued to, or owned by, the Subscriber until the Subscription Agreement has been executed by Subscriber and countersigned by Little Squaw, all payments required to be made herein. The Closing is subject to the fulfillment of the following conditions (the "**Conditions**") which Conditions Little Squaw and the Subscriber covenant to exercise its reasonable best efforts to have fulfilled on or prior to the Closing Date:

> (i)   for the benefit of Little Squaw, the Subscriber shall have tendered the Purchase Price to Little Squaw;

> (ii)   for the benefit of the Subscriber, all relevant documentation and approvals as may be required, by applicable securities statutes, regulations, policy statements and interpretation notes, by applicable securities regulatory authorities and by applicable rules shall have been obtained and, where applicable, executed by or on behalf of the Subscriber;

(iii)   for the benefit of the Subscriber, Little Squaw' board of directors shall have authorized and approved the execution and delivery of this Agreement, the issuance and delivery of the Securities, the allotment and issuance of such Securities;

(iv)   Little Squaw (for the benefit of the Subscriber) and the Subscriber (for the benefit of Little Squaw) shall have complied with its covenants contained in this Agreement to be complied with prior to Closing, and Little Squaw for the benefit of the Subscriber shall have delivered a Certificate of a senior officer of the Company (acting without personal liability) to that effect to the Subscriber; and

(v)   the representations and warranties of Little Squaw (for the benefit of the Subscriber) and the Subscriber (for the benefit of Little Squaw) set forth in this Agreement shall be true and correct as of the Closing Date.

Either party may waive in writing in whole or in part by the party benefiting such party before Closing upon such terms as it may consider appropriate in its sole discretion.

c.   **Issuance of Securities**: After the Closing Date, Little Squaw will deliver the certificates within five (5) days representing the Debentures and the Warrants to the Subscriber at the address set forth in the registration instructions set forth on the signature page (unless Subscriber otherwise instructs Little Squaw in writing).   None of the Debentures, Warrants or Common Shares issuable upon conversion of the Debenture or exercise of the Warrant have been registered under the Securities Act of 1933, as amended ("***U.S. Securities Act***"), or the securities laws of any state in the United States. The Certificates representing the Securities, delivered pursuant to this Subscription shall bear a legend in the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) IF THE SECURITIES HAVE BEEN REGISTERED IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY.   HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH U.S. SECURITIES LAWS.**"**

Notwithstanding the foregoing, Little Squaw or its transfer agent shall issue certificates representing common shares issuable upon conversion of the debentures or warrant shares without a restrictive legend if there is an effective registration statement (as defined by Section

4(a)) and the holder certifies that the conversion or exercise is in connection with a sale and the holder has complied with the applicable prospectus delivery requirements and applicable securities laws.

    d.   If the Certificates representing the Securities have been held for a period of at least one (1) year and if Rule 144 the U.S. Securities Act, is applicable (there being no representations by Little Squaw that Rule 144 is applicable), then the undersigned may make sales of the Securities only under the terms and conditions prescribed by Rule 144 of the U.S. Securities Act or Exemptions therefrom. Little Squaw shall use commercially reasonable efforts to cause its legal counsel to deliver an opinion or such other documentation as may reasonably be required to effect sales of the Securities under Rule 144.

2.   <u>**Representations and Warranties**</u>: Subscriber hereby represents and warrants to Little Squaw:

    a.   SUBSCRIBER UNDERSTANDS THAT THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY.

    b.   Subscriber is not an underwriter and acquired the Securities, solely for investment for its own account and not with a view to, or for, resale in connection with any distribution of securities within the meaning of the U.S. Securities Act; and is not being purchased with a view to or for the resale, distribution, subdivision or fractionalization thereof; and the undersigned has no contract, undertaking, understanding, agreement, or arrangement, formal or informal, with any person to sell, transfer, or pledge to any person the securities for which it hereby subscribes, or any part thereof; and it understands that the legal consequences of the foregoing representations and warranties to mean that it must bear the economic risk of the investment for an indefinite period of time because the Securities have not been registered under the U.S. Securities Act, and, therefore, may be resold only if registered under the U.S. Securities Act or an exemption from such registration is available.

    c.   Subscriber understands the speculative nature and risks of investments associated with Little Squaw, and confirms that the Securities would be suitable and consistent with its investment program and that its financial position enables Subscriber to bear the risks of this investment; and that there may not be any public market for the securities for herein.

    d.   The Securities subscribed for herein may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of to any person, except in compliance with the U.S. Securities Act and applicable state securities or "blue sky" laws. The Subscriber acknowledges that the Securities are "restricted securities," as such term is defined under Rule 144 of the U.S. Securities Act, and may not be offered, sold, transferred, pledged, or hypothecated to any person in the absence of registration under the U.S. Securities Act or an opinion of counsel satisfactory to the Company that registration is not required. Without limiting the generality or application of any other covenants, representations, warranties or acknowledgements of the Subscriber respecting resale of the Securities, if the Subscriber decides to offer, sell or otherwise transfer any of the Securities, it will not offer, sell or otherwise transfer any of such Securities directly or indirectly, unless:

        (i)   the sale is to the Company;

(ii) the sale is made outside the United States in a transaction satisfying the requirements of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

(iii) the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder and in accordance with any applicable state securities or "blue sky" laws;

(iv) the Securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of Securities, and it has prior to such sale furnished to the Company an opinion of counsel to that effect, which opinion and counsel shall be reasonably satisfactory to the Company; or

(v) the Securities are registered under the U.S. Securities Act and any applicable state laws and regulations governing the offer and sale of such Securities,

and the Subscriber understands that the Company may instruct its registrar and transfer agent not to record any transfer of the Securities without first being notified by the Company that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.

e. Little Squaw is under no obligation, except as stated in Section 4 below, to register or seek an exemption the U.S. Securities Act or any or any applicable state laws for the Securities, or to cause or permit the Securities to be transferred in the absence of any such registration or exemption and that Subscriber herein must hold such Securities indefinitely unless the Securities are subsequently registered under U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

f. At the time of subscription, Subscriber reviewed the economic consequences of the purchase of the Securities with its attorney and/or other financial advisor, was afforded access to the books and records of the Company, conducted an independent investigation of the business of the Company, and was fully familiar with the financial affairs of the Company. Subscriber consulted with its counsel with respect to the U.S. Securities Act and applicable federal and state securities laws. Company has not provided Subscriber with any representations, statements, or warranties as to the Securities. Subscriber has the Company's Form 10-KSB/A for the year ended December 31, 2004, the Company's Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005, the Company's proxy statement on Schedule 14A dated November 24, 2003 and the Company's current reports on Form 8-K filed since January 1, 2005, all of which are filed electronically on EDGAR.

g. Subscriber had the opportunity to ask questions of the Company and receive additional information from the Company to the extent that the Company possessed such information, or could acquire it without unreasonable effort or expense, necessary to evaluate the merits and risks of an investment in Little Squaw.

h. Subscriber confirms that it is able (i) to bear the economic risk of the investment, (ii) to hold the Securities for an indefinite period of time, and (iii) to afford a complete loss of its investment; and represents that it has adequate means of providing for its current needs and possible personal contingencies, and that it has no need for liquidity in this investment; (iv) this investment is suitable for Subscriber based upon his investment holdings and financial situation and needs, and this investment does not exceed ten percent of Subscriber 's net worth; (v) Subscriber has by reason of its business or financial experience could be reasonably assumed to have the capacity to protect its own interests in connection with this transaction.

i.   The Subscriber has not purchased the Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

j.   Subscriber confirms that this transaction is intended to be exempt from registration under the U.S. Securities Act by virtue of section 4(2) of the U.S. Securities Act, the provisions of Rule 506 of Regulation D promulgated thereunder, or the exception from the registration requirements available under Regulations S of the U.S. Securities Act and confirms that it is an "accredited investor" (as that term is defined under Rule 501(a) as promulgated under Regulation D of the U.S. Securities Act).

k.   Subscriber represents it is not a "U.S. person", as defined in Regulation S under the U.S. Securities Act (which definition includes but is not limited to (A) any individual resident in the United States, (B) any partnership or corporation organized or incorporated under the laws of the United States, (C) any partnership or corporation formed by a U.S. person under the laws of any foreign jurisdiction principally for the purpose of investing in securities not registered under the U.S. Securities Act, or (D) any estate or trust of which any executor, administrator or trustee is a U.S. person), and is not purchasing the Securities for the account or benefit of a "U.S. person."

l.   Subscriber represents that it was not offered any of the Securities in the United States, did not receive any materials relating to the offer of the Units in the United States, and did not execute this Agreement or any other materials relating to the purchase of the Units in the United States.

All information which the Subscriber has provided concerning the Subscriber is correct and complete as of the date set forth below, and if there should be any change in such information prior to the acceptance of this Agreement by the Company, the Subscriber will immediately provide such information to the Company.

3.   **Company Representations, Warranties and Covenants.**   Little Squaw represents, warrants and covenants that, at the Closing Date (and acknowledges that the Subscriber is relying on such representations, warranties and covenants):

a.   each of Little Squaw and each of its subsidiaries is a valid and subsisting corporation duly incorporated and in good standing under the laws of its jurisdiction of incorporation, and Little Squaw has no subsidiaries other than as set forth in the Company's annual report on Form 10-K for the year ended December 31, 2004;

b.   each of Little Squaw and each of its subsidiaries is duly registered and licensed to carry on business in the jurisdictions in which it carries on business or owns property where so required by the laws of that jurisdiction;

c.   Little Squaw and its subsidiaries own, possess or has obtained, and is operating in compliance with, all governmental, administrative and third party licenses, permits, certificates, registrations, approvals, consents and other authorizations (collectively, "**Permits**") necessary to own or lease (as the case may be) and operate its properties, and to conduct its businesses or operations as currently conducted, except such Permits the failure of which to obtain would not have a material adverse effect on the business, properties, operations, financial condition or results of operations of Little Squaw, and neither Little Squaw nor any of its subsidiaries has received any notice of proceedings relating to the revocation, modification or suspension of any Permits), if such proceedings would have a material adverse effect on Little Squaw, or any circumstance which would lead it to believe that such proceedings are reasonably likely;

d. the business and operations of Little Squaw and its subsidiaries have been conducted in accordance with all applicable laws, rules and regulations of all governmental authorities, except for such violations which would not, individually or in the aggregate, have a material adverse effect on the financial condition or business of Little Squaw and its subsidiaries;

e. the authorized capital of Little Squaw consists of (i) 10,000,000 shares of preferred stock, of which no shares were issued and outstanding and (ii) 200,000,000 shares of common stock, of which there were (A) 16,833,420 shares issued and outstanding as of October 31, 2005 as fully paid and non-assessable shares and (B) options and/or warrants to purchase up to 1,520,000 shares of common stock were outstanding as of October 31, 2005;

f. Little Squaw will reserve or set aside sufficient shares of common stock in its treasury to issue the Common Shares issuable upon conversion of the Debentures and exercise of the Warrants, and all such Securities will upon payment of the recited consideration and issuance be duly and validly issued as fully paid and non-assessable;

g. the issuance of the Securities will not be subject to any pre-emptive right or other contractual right to purchase securities granted by Little Squaw or to which Little Squaw is bound;

h. the issue and sale of the Securities by Little Squaw does not and will not conflict with, and does not and will not result in a breach of, any of the terms of its incorporating documents or any agreement or instrument to which Little Squaw is a party;

i. Little Squaw has complied and will comply fully with the requirements of all applicable corporate and securities laws in all matters relating to the Offering;

j. there are no legal or governmental actions, suits, proceedings or investigations pending or, to Little Squaw's knowledge, threatened, to which Little Squaw or any of its subsidiaries is or may be a party or of which property owned or leased by Little Squaw or any of its subsidiaries is or may be the subject, or related to environmental, title, discrimination or other matters, which actions, suits, proceedings or investigations, individually or in the aggregate, could have a material adverse effect on Little Squaw;

k. there are no judgments against Little Squaw or any of its subsidiaries, if any, which are unsatisfied, nor is Little Squaw or any of its subsidiaries, if any, subject to any injunction, judgment, decree or order of any court, regulatory body, administrative agency or other governmental body;

l. this Agreement has been or will be by the Closing Date, duly authorized by all necessary corporate action on the part of Little Squaw, and Little Squaw has full corporate power and authority to undertake this offering;

m.	this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

n.	neither Little Squaw nor any of its subsidiaries is in violation of its organizational or incorporating documents nor in violation of, or in default under, any lien, mortgage, lease, agreement or instrument, except for such defaults which would not, individually or in the aggregate, have a material adverse effect on the financial condition, properties or business of Little Squaw or it subsidiaries;

o.	subject to the accuracy of the representations and warranties of the Subscriber contained in this Agreement, the offer, sale and issuance of the Securities as contemplated by this Agreement are exempt from the registration requirements of the U.S. Securities Act, from the registration or qualifications requirements of the state securities or "blue sky" laws and regulations of any applicable state or other applicable jurisdiction;

p.	Little Squaw's shares of common stock are quoted for trading on the National Association of Securities Dealers over-the-counter electronic bulletin board (the "**OTCBB**"),

q.	no order ceasing, halting or suspending trading in securities of Little Squaw nor prohibiting the sale of such securities has been issued to and is outstanding against Little Squaw or its directors, officers or promoters, and, to the best of Little Squaw knowledge, no investigations or proceedings for such purposes are pending or threatened;

r.	neither Little Squaw nor any subsidiary thereof will have taken any action which would be reasonably expected to result in the delisting or suspension of quotation of Little Squaw' shares of common stock on or from the OTCBB and Little Squaw will have complied, in all material respects, with the rules and regulations of eligibility on the OTCBB;

s.	except for the commission in the amount of 10% and agent's warrants equal to 10% of the common shares acquirable upon the conversion of the Debentures payable to Strata Partners, no person, firm or corporation acting or purporting to act at the request of Little Squaw is entitled to any brokerage, agency or finder's fee in connection with the purchase and sale of the Securities described herein;

t.	Little Squaw is a "reporting issuer" under section 12 of the Securities Exchange Act of 1934, as amended (the "**1934 Act**") and is not in default of any of the requirements of the 1934 Act;

u.	as of their respective filing dates, each report, schedule, registration statement and proxy filed by Little Squaw with the United States Securities and Exchange Commission ("**SEC**")(each, an "**SEC Report**" and collectively, the "**SEC Reports**") (and if any SEC Report filed prior to the date of this Agreement was amended or superseded by a filing prior to the date of this Agreement, then also on the date of filing of such amendment or superseding filing), (i) where required, were prepared in all material respects in accordance with the requirements of the U.S. Securities Act, or the 1934 Act, as the case may be, and the rules and regulations promulgated under such Acts applicable to such SEC Reports, (ii) did not contain any untrue statements of a material fact and did not omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (iii) are all the forms, reports and documents required to be filed by Little Squaw with the SEC since that time. Little Squaw' subsidiaries are not required to file any reports or other documents with the SEC. Each set of audited consolidated financial statements and unaudited interim financial statements of Little Squaw (including any notes thereto) included in the SEC Reports (i) complies as to form in all material respects with the published rules and regulations of the SEC with respect thereto, and (ii) have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present, in all material respects, the financial position of Little Squaw as of the dates thereof and the results of its operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end adjustments which were not or are not expected to be material in amount. To Little Squaw's knowledge, no events or other factual matters exist which would require Little Squaw to file any amendments or modifications to any SEC Reports which have not yet been filed with the SEC but which are required to be filed with the SEC pursuant to the U.S. Securities Act or the 1934 Act;

v.   Each SEC Report containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by Little Squaw' chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**"); at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Little Squaw nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification;

w.   there is no fact known to Little Squaw which Little Squaw has not publicly disclosed which materially adversely affects, or so far as Little Squaw can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of Little Squaw or the ability of Little Squaw to perform its obligations under this Agreement;

x.   Except as disclosed in the SEC Reports, Little Squaw and its subsidiaries, if any, have filed all federal, state, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for such assessments, fines and penalties which are currently being contested in good faith;

y.   Little Squaw has established on its books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of Little Squaw or its subsidiaries, if any, except for taxes not yet due, and there are no audits of any of the tax returns of Little Squaw which are known by Little Squaw' management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of Little Squaw;

z.   is not an "investment company" within the meaning of the Investment Company Act of 1940;

aa.   neither Little Squaw nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any "directed selling efforts" (as such term is defined in Regulation S of the U.S. Securities Act) in the United States, or (ii) has engaged in or will engage in any form of "general solicitation" or "general advertising" (as such terms are defined in Rule 502 (c) under Regulation D of the U.S. Securities Act) in the United States with respect to offers or sales of the Securities;

bb.   Little Squaw has not, for a period of six months prior to the date hereof, sold, offered for sale or solicited, and will not for a period of six months after the Closing Date, offer, sell or solicit, any offer to buy any of its securities in a manner that would be integrated with the offer and sale of the Securities and would cause the exemption from registration set forth in Rule 506 of Regulation D or Rule 903 of Regulation S of the U.S. Securities Act to become unavailable with respect to the offer and sale of the Securities;

cc.   the warranties and representations in this section are true and correct and will remain so as of the Closing Date; and

dd.   Little Squaw shall indemnify, defend and hold the Subscriber (which term shall, for the purposes of this Section, include the Subscriber or its shareholders, managers, partners, directors, officers, members, employees, direct or indirect investors, agents and affiliates and assignees and the stockholders, partners, directors, members, managers, officers, employees direct or indirect investors and agents of such affiliates and assignees) harmless against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with an untrue, inaccurate or breached statement, representation, warranty or covenant of Little Squaw contained herein. Little Squaw undertakes to notify the Subscriber immediately of any change in any representation, warranty or other material information relating to Little Squaw set forth in this Agreement which takes place prior to the Closing Date.

4.   Registration Rights

a.   Little Squaw shall (i) prepare and file with the SEC within **sixty** (**60**) calendar days after the Closing Date a registration statement (on Form S-3, SB-1, SB-2, S-1, or other appropriate registration statement form reasonably acceptable to the Subscriber) under the U.S. Securities Act (the "***Registration Statement***"), at the sole expense of Little Squaw (except as specifically provided in Section c hereof), in respect of the Subscriber, so as to permit a public offering and resale of the Common Stock acquirable upon conversion of the Debenture and exercise of the Warrants (collectively, the "***Registrable Securities***") in the United States under the U.S. Securities Act by the Subscriber as selling stockholder and not as underwriter; and (ii) use commercially reasonable efforts to cause a Registration Statement to be declared effective by the SEC as soon as possible, but in any event not later than the earlier of (a) **one hundred twenty** (**120**) days following the Closing Date (or **one hundred fifty** (**150**) in the event of an SEC review of the Registration Statement), and (b) the fifth trading day following the date on which Little Squaw is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments. Little Squaw will notify the Subscriber of the effectiveness of the Registration Statement (the "***Effective Date***") within three (3) Trading Days (days in which the OTCBB is open for quotation) (each, a "***Trading Day***").

b. Little Squaw will maintain the Registration Statement or post-effective amendment filed under this Section 4 effective under the U.S. Securities Act until the earlier of the date (i) all of the Registrable Securities have been sold pursuant to such Registration Statement, (ii) the Subscriber receives an opinion of counsel to Little Squaw, which opinion and counsel shall be reasonably acceptable to the Subscriber, that the Registrable Securities may be sold under the provisions of Rule 144 without limitation as to volume, (iii) all Registrable Securities, (or all Common Stock and Warrants, in the case of Warrants not then exercised) have been otherwise transferred to persons who may trade the Registrable Securities without restriction under the U.S. Securities Act, and Little Squaw has delivered a new certificate or other evidence of ownership for such Registrable Securities not bearing a restrictive legend, (iv) all Registrable Securities may be sold without any time, volume or manner limitations pursuant to Rule 144(k) or any similar provision then in effect under the U.S. Securities Act in the opinion of counsel to Little Squaw, which counsel shall be reasonably acceptable to the Subscriber, (v) Little Squaw obtains the written consent of the Subscriber, or (vi) three (3) years from the Effective Date (the "**Effectiveness Period**").

c. All fees, disbursements and out-of-pocket expenses and costs incurred by Little Squaw in connection with the preparation and filing of the Registration Statement and in complying with applicable securities and "blue sky" laws (including, without limitation, all attorneys' fees of Little Squaw, registration, qualification, notification and filing fees, printing expenses, escrow fees, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration) shall be borne by Little Squaw. The Subscriber shall bear the cost of underwriting and/or brokerage discounts, fees and commissions, if any, applicable to the Registrable Securities being registered and the fees and expenses of its counsel. The Subscriber and its counsel shall have a reasonable period, not to exceed five (5) Trading Days, to review the proposed Registration Statement or any amendment thereto, prior to filing with the SEC. Little Squaw shall qualify any of the Registrable Securities for sale in such states as the Subscriber reasonably designates. However, Little Squaw shall not be required to qualify in any state which will require an escrow or other restriction relating to Little Squaw and/or the sellers, or which will require Little Squaw to qualify to do business in such state or require Little Squaw to file therein any general consent to service of process. Little Squaw at its expense will supply the Subscriber with copies of the applicable Registration Statement and the prospectus included therein and other related documents in such quantities as may be reasonably requested by the Subscriber.

d. Prior to the effectiveness of the Registration Statement filed pursuant to Section 4(a), the rights to cause Little Squaw to register Registrable Securities granted to the Subscriber by Little Squaw under this Section 4 may be assigned in full by a Subscriber in connection with a transfer by such Subscriber of not less than 1,000,000 Common Shares or not less than 500,000 Warrants, in either case in a single transaction to a single transferee purchasing as principal, provided, however, that (i) such transfer is otherwise effected in accordance with applicable securities laws; (ii) such Subscriber gives prior written notice to Little Squaw; and (iii) such transferee agrees to comply with the terms and provisions of this Agreement, and such transfer is otherwise in compliance with this Agreement.

e. If at any time or from time to time after the Effective Date, Little Squaw notifies the Subscriber in writing of the existence of a Potential Material Event (as defined in Section (f) below), the Subscriber shall not offer or sell any Registrable Securities or engage in any other transaction involving or relating to Registrable Securities, from the time of the giving of notice with respect to a Potential Material Event until the Subscriber receives written notice from Little Squaw that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event. If a Potential Material Event shall occur prior to the date a Registration Statement is required to be filed, then Little Squaw's obligation to file such Registration Statement shall be delayed without penalty for not more than thirty (30) calendar days. Little Squaw must, if lawful, give the Subscriber notice in writing at least two (2) Trading Days prior to the first day of the blackout period.

f. "***Potential Material Event***" means any of the following: (i) the possession by Little Squaw of material information not ripe for disclosure in a registration statement, as determined in good faith by the Chief Executive Officer, President or the Board of Directors of Little Squaw that disclosure of such information in a Registration Statement would be detrimental to the business and affairs of Little Squaw; or (ii) any material engagement or activity by Little Squaw which would, in the good faith determination of the Chief Executive Officer, President or the Board of Directors of Little Squaw, be adversely affected by disclosure in a registration statement at such time, which determination shall be accompanied by a good faith determination by the Chief Executive Officer, President or the Board of Directors of Little Squaw that the applicable Registration Statement would be materially misleading absent the inclusion of such information; provided that, (i) Little Squaw shall not use such right with respect to the Registration Statement for more than an aggregate of 90 days in any 12-month period; and (ii) the number of days Little Squaw is required to keep the Registration Statement effective shall be extended by the number of days for which the Company shall have used such right..

g. The Subscriber will cooperate with Little Squaw in all respects in connection with this Agreement, including timely supplying all information reasonably requested by Little Squaw (which shall include all information regarding the Subscriber and proposed manner of sale of the Registrable Securities required to be disclosed in any Registration Statement) and executing and returning all documents reasonably requested in connection with the registration and sale of the Registrable Securities and entering into and performing its obligations under any underwriting agreement, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter or underwriters of such underwritten offering. Any delay or delays caused by the Subscriber, or by any other purchaser of securities of Little Squaw having registration rights similar to those contained herein, by failure to cooperate as required hereunder shall not constitute a breach or default of Little Squaw under this Agreement.

h. Whenever Little Squaw is required by any of the provisions of this Agreement to effect the registration of any of the Registrable Securities under the U.S. Securities Act, Little Squaw shall (except as otherwise provided in this Agreement), as expeditiously as possible, subject to the assistance and cooperation as reasonably required of the Subscriber with respect to each Registration Statement:

(i) (A) prior to the filing with the SEC of any Registration Statement (including any amendments thereto) and the distribution or delivery of any prospectus (including any supplements thereto), provide draft copies thereof to the Subscriber and reflect in such documents all such comments as the Subscriber (and its counsel), reasonably may propose respecting the Selling Shareholders and Plan of Distribution sections (or equivalents) and (B) furnish to the Subscriber such numbers of copies of a prospectus including a preliminary prospectus or any amendment or supplement to any prospectus, as applicable, in conformity with the requirements of the U.S. Securities Act, and such other documents, as the Subscriber may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by the Subscriber;

(ii) register and qualify the Registrable Securities covered by the Registration Statement under such other securities or blue sky laws of such jurisdictions as the Subscriber shall reasonably request (subject to the limitations set forth in Section (b) above), and do any and all other acts and things which may be necessary or advisable to enable the Subscriber to consummate the public sale or other disposition in such jurisdiction of the securities owned by the Subscriber;

(iii) cause the Registrable Securities to be quoted or listed on each service on which the Common Stock of Little Squaw is then quoted or listed;

(iv) notify the Subscriber, at any time when a prospectus relating thereto covered by the Registration Statement is required to be delivered under the U.S. Securities Act, of the happening of any event of which it has knowledge as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and Little Squaw shall prepare and file a curative amendment as promptly as commercially reasonable;

(v) as promptly as practicable after becoming aware of such event, notify the Subscriber, (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of any stop order or other suspension of the effectiveness of the Registration Statement at the earliest possible time and take all lawful action to effect the withdrawal, recession or removal of such stop order or other suspension; and

(vi) provide a transfer agent and registrar for all securities registered pursuant to the Registration Statement and a CUSIP number for all such securities.

j. With respect to any sale of Registrable Securities pursuant to a Registration Statement filed pursuant to this Section 4, the Subscriber hereby covenants with Little Squaw (i) not to make any sale of the Registrable Securities without effectively causing the prospectus delivery requirements under the Securities Act to be satisfied and (ii) to notify Little Squaw promptly upon disposition of all of the Registrable Securities.

k. In addition to the registration rights set forth in Section 4(a), if the Registration Statement filed pursuant to Section 4(a) is not filed within 120 calendar days from the Closing Date, or otherwise declared effective by the SEC, then the Subscribers shall also have certain "piggy-back" registration rights as follows:

(i) If at any time after the issuance of the Registrable Securities, Little Squaw shall file with the SEC a registration statement under the U.S. Securities Act registering any shares of equity securities, Little Squaw shall give written notice to the Subscriber prior to such filing.

(ii) Within twenty (20) calendar days after such notice from Little Squaw, the Subscriber shall give written notice to Little Squaw whether or not such Subscriber desires to have all of such Subscriber's Registrable Securities included in the registration statement. If any Subscriber fails to give such notice within such period, such Subscriber shall not have the right to have Subscriber's Registrable Securities registered pursuant to such registration statement. If the Subscriber gives such notice, then Little Squaw shall include such Subscriber's Registrable Securities in the registration statement, at Company's sole cost and expense, subject to the remaining terms of this Section 4(k).

(iii) If the registration statement relates to an underwritten offering, and the underwriter shall determine in writing that the total number of shares of equity securities to be included in the offering, including the Registrable Securities, shall exceed the amount which the underwriter deems to be appropriate for the offering, the number of shares of the Registrable Securities shall be reduced in the same proportion as the remainder of the shares in the offering and such participating Subscriber's Registrable Securities included in such registration statement will be reduced proportionately. For this purpose, if other securities in the registration statement are derivative securities, their underlying shares shall be included in the computation. Each participating Subscriber shall enter into such agreements as may be reasonably required by the underwriters and each Subscriber shall pay the underwriters commissions relating to the sale of their respective Registrable Securities.

(iv) The Subscribers shall have an unlimited number of opportunities to have the Registrable Securities registered under this Section 4(k) provided that Little Squaw shall not be required to register any Registrable Security or keep any Registration Statement effective beyond such period required under Section 4(b) of this Agreement.

(v) The Subscriber shall furnish in writing to Little Squaw such information as Little Squaw shall reasonably require in connection with a registration statement.

l. Little Squaw acknowledges that there is no adequate remedy at law for failure by it to comply with the provisions of Section 4 of this Agreement and that such failure would not be adequately compensable in damages, and therefore agrees that its agreements contained in this Section 4 may be specifically enforced. If (A) the Registration Statement is not filed on or prior to the date of filing required pursuant to Section 4(a)(i); (B) the Registration Statement is not declared effective on or prior to the date required by Section 4(a)(ii) or (C) notwithstanding Section 4(b), after the date first declared effective by the SEC and prior to the expiration of the Effectiveness Period, the Registration Statement ceases to be effective and available to the Subscriber as to its Registrable Securities (whether pursuant to Section 4(e) or otherwise) without being succeeded within 20 trading days by an effective amendment thereto or by a subsequent registration statement filed with and declared effective by the SEC, (any such failure being referred to as an "**Event**" and the date of such failure being the "**Event Date**"), then, in addition to any other rights available to the Subscriber under this Agreement or applicable law on the failure by Little Squaw to comply with the Event required pursuant to Section 4(a)(i), 4(a)(ii) or 4(e), Little Squaw shall issue to the Subscriber Common Shares, as liquidated damages and not as a penalty, with a fair market value (determined by the average closing price of the Common Shares on the OTCBB during the ten days preceding the issuance of such shares) equal to **two percent** (**2%**) of the Subscription Price paid by the Subscriber and on each monthly anniversary of such Event Date (if the Event has not been cured by such date) until the applicable Event is cured; *provided, however,* that any liquidated damages that accrue hereunder shall not exceed **eight percent** (**8%**)of the Subscription Price paid by the Subscriber. The liquidated damages pursuant to the terms hereof shall apply on a pro rata basis for any portion of a month prior to the cure of an Event;

5.   **Indemnity and Contribution**

a. Little Squaw agrees to indemnify and hold harmless each Subscriber, their respective officers, directors, employees, partners, legal counsel and accountants, and each person controlling such Subscriber within the meaning of Section 15 of the U.S. Securities Act, and each person who controls any underwriter within the meaning of Section 15 of the U.S. Securities Act, from and against any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) to which such Subscriber or such other indemnified person may become subject (including in settlement of litigation, whether commenced or threatened) insofar as such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in the Registration Statement, including all documents filed as a part thereof and information deemed to be a part thereof, on the effective date thereof, or any amendment or supplements thereto, or arise out of any failure by Little Squaw to fulfill any undertaking or covenant included in the Registration Statement or to perform its obligations hereunder or under applicable law and Little Squaw will, as incurred, reimburse such Subscriber, each of its respective officers, directors, employees, partners, legal counsel and accountants, and each person controlling such Subscriber, and each person who controls any such underwriter, for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend, settling, compromising or paying such action, proceeding or claim; provided, however, that Little Squaw shall not be liable in any such case to the extent that such loss, claim, damage, expense or liability (or action or proceeding in respect thereof) arises out of, or is based upon, (i) the failure of any Subscriber, or any of their agents, affiliates or persons acting on their behalf, to comply with the covenants and agreements contained in this Agreement with respect to the sale of Registrable Securities, (ii) an untrue statement or omission in such Registration Statement in reliance upon and in conformity with written information furnished to Little Squaw by an instrument duly executed by or on behalf of the Subscriber, or any of its agents, affiliates or persons acting on its behalf, and stated to be specifically for use in preparation of the Registration Statement and not corrected in a timely manner by the Subscriber in writing or (iii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Subscriber prior to the pertinent sale or sales by such Subscriber and not delivered by the Subscriber to the individual or entity to which it made such sale(s) prior to such sale(s).

b. The Subscriber agrees to indemnify and hold harmless Little Squaw from and against any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) to which Little Squaw may become subject (under the U.S. Securities Act or otherwise) insofar as such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) the failure of the Subscriber or any of its agents, affiliates or persons acting on its behalf, to comply with the covenants and agreements contained in this Agreement with respect to the sale of Registrable Securities; or (ii) an untrue statement or alleged untrue statement of a material fact or omission to state a material fact in the Registration Statement in reliance upon and in conformity with written information furnished to Little Squaw by an instrument duly executed by or on behalf of such Subscriber and stated to be specifically for use in preparation of the Registration Statement; provided, however, that the Subscriber shall not be liable in any such case for (i) any untrue statement or alleged untrue statement or omission in any prospectus or Registration Statement which statement has been corrected, in writing, by such Subscriber and delivered to Little Squaw before the sale from which such loss occurred; or (ii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Subscriber prior to the pertinent sale or sales by the Subscriber and delivered by the Subscriber to the individual or entity to which it made such sale(s) prior to such sale(s), and the Subscriber, severally and not jointly, will, as incurred, reimburse Little Squaw for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim.

Notwithstanding the foregoing, the Subscriber shall not be liable or required to indemnify Little Squaw in the aggregate for any amount in excess of the net amount received by the Subscriber from the sale of the Registrable Securities, to which such loss, claim, damage, expense or liability (or action proceeding in respect thereof) relates.

c. Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 5, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall wish, to assume the defense thereof. After notice from the indemnifying person to such indemnified person of the indemnifying person's election to assume the defense thereof, the indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; _provided, however_, that if there exists or shall exist a conflict of interest that would, in the opinion of counsel to the indemnified party, make it inappropriate under applicable laws or codes of professional responsibility for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; _provided, further_, that the indemnifying person shall not be obligated to assume the expenses of more than one counsel to represent all indemnified persons. In the event of such separate counsel, such counsel shall agree to reasonably cooperate.

d. If the indemnification provided for in this Section 5 is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of Little Squaw on the one hand and the Subscriber, or its agents, affiliates or persons acting on its behalf, on the other in connection with the statements or omissions which resulted in such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Little Squaw on the one hand or the Subscriber, or its agents, affiliates or persons acting on its behalf, on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Little Squaw and the Subscriber agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. In any event, the Subscriber shall not be liable or required to contribute to Little Squaw in the aggregate for any amount in excess of the net amount received by the Subscriber from the sale of its Registrable Securities.

6.   Governing Law: This Subscription Agreement shall be binding upon the parties hereto, their heirs, executors, successors, and legal representatives. The laws of the State of Washington shall govern the rights of the parties as to this Agreement.

7.   Indemnification: Subscriber acknowledges that it understands the meaning and legal consequences of the representations and warranties contained herein, and it hereby agrees to indemnify and hold harmless Little Squaw and any other person or entity relying upon such information thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation, warranty, or acknowledgement of Subscriber contained in this Agreement.

8.   Nonassignability: Except as otherwise expressly provided herein, this Agreement may not be assigned by Subscriber.

9.   Entire Agreement: This instrument contains the entire agreement among the parties with respect to the acquisition of the shares and the other transactions contemplated hereby, and there are no representations, covenants or other agreements except as stated or referred to herein.

10.   Amendment: This Agreement may be amended or modified only by a writing signed by the party or parties to be charged with such amendment or modification.

11.   Binding On Successors: All of the terms, provisions and conditions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, and legal representatives.

12.   Titles: The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

13.   Counterparts: This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be deemed an original and all of which taken together shall constitute one and the same document, notwithstanding that all parties are not signatories to the same counterpart.

14.   Severability: The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of the balance of this Agreement.

15.   Disclosure Required Under State Law: The offering and sale of the Securities is intended to be exempt from registration under the securities laws of certain states. Subscribers who reside or purchase the Securities may be required to make additional disclosures by the securities laws of various states and agrees to provide such additional disclosures as requested by Little Squaw upon written request.

16.   Notices: All notes or other communications hereunder (except payment) shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail postage prepaid, or by Express Mail Service or similar courier, addressed as follows:

If to Subscriber:	At the address designated on the signature page of this Agreement.
If to the Company:	Little Squaw Gold Mining Company 3412 S. Lincoln Dr. Spokane, WA 99203-1650 Fax: 509-624-2878


With Copy to: Dorsey & Whitney LLP

                                               Republic Plaza Building

                                               Suite 4700 370 Seventeenth Street

                                               Denver, CO 80202-5647

                                               Attention: Kenneth Sam

17.   <u>**Time of the Essence:**</u> Time shall be of the essence of this Agreement in all respects.

18.   <u>**Facsimile and Counterpart Subscriptions:**</u> Little Squaw shall be entitled to rely on delivery of a facsimile copy of this Agreement executed by the subscriber, and acceptance by Little Squaw of such executed Agreement shall be legally effective to create a valid and binding agreement between the Subscriber and Little Squaw in accordance with the terms hereof. In addition, this Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same document.

19.   <u>**Future Assurances:**</u> Each of the parties hereto will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

SUBSCRIBER HEREBY DECLARES AND AFFIRMS THAT IT HAS READ THE WITHIN AND FOREGOING SUBSCRIPTION AGREEMENT, IS FAMILIAR WITH THE CONTENTS THEREOF AND AGREES TO ABIDE BY THE TERMS AND CONDITIONS THEREIN SET FORTH, AND KNOWS THE STATEMENTS THEREIN TO BE TRUE AND CORRECT.

******

IN WITNESS WHEREOF, Subscriber executed this Agreement this 9TH day of November, 2005.

SUBSCRIBER:

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By:* [signature]

Title: JOSEPH JAYARAJ (AUTHORISED SIGNATORY)

Registration and Delivery Instructions:

Credit Suisse First Boston LLC
~~One Madison Avenue - 2nd Floor~~
New York, NY 10010
USA

(Address) Tax ID # 05-0546650

RAB Special Situations (Master) Fund Ltd
c/o RAB Capital Plc
1 Adam Street
London WC2N 6LE
United Kingdom
Tel: +44 20 7389 7000
Fax: +44 20 7389 7057
Email: Legal@rabcap.com

c/o Katie Horrocks
Prime Brokerage Settlements
CSFB (Europe) Ltd
One Cabot Square
London E14 4QJ
United Kingdom

T: +44 20 7888 1187
F: +44 20 7458 8245

* By the foregoing signature, I hereby certify to Little Squaw Gold Mining Company that I am duly empowered and authorized to provide the foregoing information.

This Subscription Agreement is hereby accepted by the Company this ____ day of _______________, 2005.

Little Squaw Gold Mining Company

By: ____________________________________

Title:____________________________________

Exhibit A

Form of Convertible Debenture

Exhibit B

Form of Warrant

Schedule "I"

Wire Instructions

Exhibit 10.11

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) IF THE SECURITIES HAVE BEEN REGISTERED IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH U.S. SECURITIES LAWS.

LITTLE SQUAW GOLD MINING COMPANY

6% Convertible Debenture
due November 21, 2008

No. CD - 001   US$1,000,000
Dated: November 21, 2005

For value received, **LITTLE SQUAW GOLD MINING COMPANY**, an Alaska corporation (the "Maker"), hereby promises to pay to the order of **RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED** (together with its successors, representatives, and permitted assigns, the "Holder"), in accordance with the terms hereinafter provided, the principal amount of **One Million Dollars ($1,000,000)**, together with interest thereon.

All payments under or pursuant to this 6% convertible debenture ("**Debenture"**)shall be made in United States Dollars in immediately available funds to the Holder at the address of the Holder first set forth above or at such other place as the Holder may designate from time to time in writing to the Maker or by wire transfer of funds to the Holder's account, instructions for which are attached hereto as Exhibit A, subject to the provisions of this Debenture, including the conversion rights set forth herein. The outstanding principal balance of this Debenture shall be due and payable on November 21, 2008 (the "Maturity Date") or at such earlier time as provided herein.

ARTICLE I

Section 1.1   Subscription Agreement. This Debenture has been executed and delivered pursuant to the Subscription Agreement dated as of November 21, 2005 (the "Subscription Agreement") by and between the Maker and the Holder. Capitalized terms used and not otherwise defined herein shall have the meanings set forth for such terms in the Subscription Agreement.

Section 1.2   Interest.

(a)   Beginning on the issuance date of this Debenture (the "Issuance Date"), the outstanding principal balance of this Debenture shall bear interest, in arrears, at a rate per annum equal to six percent (6%) payable semi-annually beginning on June 1, 2006, and thereafter on December 1st and June 1st of each year, payable at the option of the Maker in cash or shares of the Maker's common stock, par value $0.10 per share, (the "Common Stock"). The shares of Common Stock to be issued as interest payments under this Debenture shall be registered for resale pursuant to the Registration Statement (as defined in Section 3.1(b) hereof). The number of shares of Common Stock to be issued as payment of accrued and unpaid interest shall be determined by dividing (a) the total amount of accrued and unpaid interest to be converted into Common Stock by (b) the greater of (i) the Conversion Price (as defined in Section 3.2(a) due hereof) or (ii) the Closing Bid Price (as defined in Section 3.1(c)) on the day five business days prior to the date the interest payment is due. Furthermore, upon the occurrence of an Event of Default (as defined in Section 2.1 hereof), then to the extent permitted by law, the Maker will pay interest to the Holder, payable on demand, on the outstanding principal balance of the Note from the date of the Event of Default until such Event of Default is cured at the rate of the lesser of eight percent (8%) and the maximum applicable legal rate per annum.

Section 1.3   Payment on Non-Business Days. Whenever any payment to be made shall be due on a Saturday, Sunday or a public holiday under the laws of the State of Washington, such payment may be due on the next succeeding business day and such next succeeding day shall be included in the calculation of the amount of accrued interest payable on such date.

Section 1.4   Transfer. This Debenture may be transferred or sold, subject to the provisions of Section 4.8 of this Debenture, or pledged, hypothecated or otherwise granted as security by the Holder.

Section 1.5   Replacement. Upon receipt of a duly executed, notarized and unsecured written statement from the Holder with respect to the loss, theft or destruction of this Debenture (or any replacement hereof), and without requiring an indemnity bond or other security, or, in the case of a mutilation of this Debenture, upon surrender and cancellation of such Note, the Maker shall issue a new Note, of like tenor and amount, in lieu of such lost, stolen, destroyed or mutilated Note.

ARTICLE II

EVENTS OF DEFAULT; REMEDIES

Section 2.1 Events of Default. The occurrence of any of the following events shall be an "Event of Default" under this Debenture:

(a) the Maker shall fail to make the payment of any amount of principal outstanding on the date such payment is due hereunder; or

(b) the Maker shall fail to make any payment of interest in shares of Common Stock or cash for a period of five (5) business days after the date such interest is due; or

(c) the Maker shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors' rights generally, (v) acquiesce in writing to any petition filed against it in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (vi) issue a notice of bankruptcy or winding down of its operations or issue a press release regarding same, or (vii) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing; or

(d) a proceeding or case shall be commenced in respect of the Maker, without its application or consent, in any court of competent jurisdiction, seeking (i) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Maker or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or (iii) shall continue undismissed, or unstayed and in effect, for a period of sixty (60) days or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Maker or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Maker and shall continue undismissed, or unstayed and in effect for a period of sixty (60) days.

Section 2.2 Remedies Upon An Event of Default. If an Event of Default shall have occurred and shall be continuing, the Holder of this Debenture may at any time at its option, (a) declare the entire unpaid principal balance of this Debenture, together with all interest accrued hereon, due and payable, and thereupon, the same shall be accelerated and so due and payable, without presentment, demand, protest, or notice, all of which are hereby expressly unconditionally and irrevocably waived by the Maker; provided, however, that upon the occurrence of an Event of Default described in (i) Sections 2.1 (c) or (d), the outstanding

principal balance and accrued interest hereunder shall be automatically due and payable, (b) subject to Section 3.4 hereof, demand that the principal amount of this Debenture then outstanding shall be converted into shares of Common Stock at a Conversion Price per share calculated pursuant to Section 3.1 hereof and demand that all accrued and unpaid interest under this Debenture shall be converted into shares of Common Stock in accordance with Section 1.2 hereof, or (c) exercise or otherwise enforce any one or more of the Holder's rights, powers, privileges, remedies and interests under this Debenture, the Subscription Agreement or applicable law. No course of delay on the part of the Holder shall operate as a waiver thereof or otherwise prejudice the right of the Holder. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

<center>ARTICLE III</center>

<center>ARTICLE IVCONVERSION; ANTIDILUTION; PREPAYMENT</center>

Section 4.1   <u>Conversion Option</u>.

(a)   At any time on or after the Issuance Date, this Debenture shall be convertible (in whole or in part), at the option of the Holder (the "<u>Conversion Option</u>"), into such number of fully paid and non-assessable shares of Common Stock (the "<u>Conversion Rate</u>") as is determined by dividing (x) that portion of the outstanding principal balance under this Debenture as of such date that the Holder elects to convert by (y) the Conversion Price (as defined in Section 3.2(a) hereof) then in effect on the date on which the Holder faxes a notice of conversion (the "<u>Conversion Notice</u>"), duly executed, to the Maker (facsimile number 509-624-2878, Attn.: President) (the "<u>Voluntary Conversion Date</u>"), <u>provided</u>, <u>however</u>, that the Conversion Price shall be subject to adjustment as described in Section 3.5 below. The Holder shall deliver this Debenture to the Maker at the address designated in the Subscription Agreement at such time that this Debenture is fully converted. With respect to partial conversions of this Debenture, the Maker shall keep written records of the amount of this Debenture converted as of each Conversion Date.

(b)   On the Mandatory Conversion Date (as defined below), the Maker may cause the principal amount of this Debenture plus all accrued and unpaid interest to convert into a number of fully paid and nonassessable shares of Common Stock equal to the quotient of (i) the principal amount of this Debenture plus all accrued and unpaid interest outstanding on the Mandatory Conversion Date divided by (ii) the Conversion Price by providing ten (10) days prior written notice of such Mandatory Conversion Date. As used herein, a "<u>Mandatory Conversion Date</u>" shall be the earlier of: (y) a date following the effective date of the registration statement providing for the resale of the shares of Common Stock issuable upon conversion of this Debenture (the "<u>Registration Statement</u>") in which the Closing Bid Price (as defined below) exceeds two hundred fifty percent (250%) of the Conversion Price then in effect for a period of five (5) consecutive Trading Days or (z) the Maturity Date; <u>provided</u>, <u>that</u> (A) the Registration Statement is effective and has been effective, without lapse or suspension of any kind, for a period ten (10) consecutive calendar days immediately preceding the Mandatory Conversion Date, (B) trading in the Common Stock shall not have been suspended by the Securities and

Exchange Commission or the OTC Bulletin Board (or other exchange or market on which the Common Stock is trading), (C) the Maker is in material compliance with the terms and conditions of this Debenture, and (D) the issuance of shares of Common Stock on the Mandatory Conversion Date pursuant to such mandatory conversion does not violate the provisions of Section 3.4 hereof except for a Mandatory Conversion on the Maturity Date. The Mandatory Conversion Date and the Voluntary Conversion Date collectively are referred to in this Debenture as the "Conversion Date."

(c)   The term "Closing Bid Price" shall mean, on any particular date (i) the closing bid price per share of the Common Stock on such date on the OTC Bulletin Board or another registered national stock exchange on which the Common Stock is then listed, or if there is no such price on such date, then the closing bid price on such exchange or quotation system on the date nearest preceding such date, or (ii) if the Common Stock is not listed then on the OTC Bulletin Board or any registered national stock exchange, the closing bid price for a share of Common Stock in the over-the-counter market, as reported by the OTC Bulletin Board or in the National Quotation Bureau Incorporated or similar organization or agency succeeding to its functions of reporting prices) at the close of business on such date, or (iii) if the Common Stock is not then reported by the OTC Bulletin Board or the National Quotation Bureau Incorporated (or similar organization or agency succeeding to its functions of reporting prices), then the average of the "Pink Sheet" quotes for the relevant conversion period, as determined in good faith by the Holder, or (iv) if the Common Stock is not then publicly traded the fair market value of a share of Common Stock as determined by the Holder and reasonably acceptable to the Maker.

Section 4.2   Conversion Price.

(a)   The term "Conversion Price" shall mean $0.20, subject to adjustment under Section 3.6 hereof.

Section 4.3   Mechanics of Conversion.

(a)   Not later than three (3) Trading Days after any Conversion Date, the Maker or its designated transfer agent, as applicable, shall issue and deliver, not later than three (3) Trading Days after any Conversion Date, by express courier a certificate or certificates representing the number of shares of Common Stock being acquired upon the conversion of this Debenture (the "Delivery Date"). Notwithstanding the foregoing, the Maker or its transfer agent shall issue and deliver the shares to the DTC on the Holder's behalf or certificates free of restrictive legends, as applicable, if there is an effective Registration Statement and Holder represents to the Maker that such conversion is in connection with a sale and the Holder has complied or will comply with the applicable prospectus delivery requirements and applicable securities laws.

(b)   Except as otherwise provided in Section 3.3(a), certificates representing shares of Common Stock issued pursuant to the conversion of this Debenture shall bear a legend substantially in the form of the legend set forth on the first page of this Debenture Certificate to the extent that and for so long as such legend is required pursuant to applicable law.

Section 4.4   Ownership Cap and Certain Conversion Restrictions.

(a)   Notwithstanding anything to the contrary set forth in Section 3 of this Debenture, at no time may the Holder convert all or a portion of this Debenture if the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the Holder at such time, would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.99% of the then issued and outstanding shares of Common Stock outstanding at such time; provided, however, that upon the Holder providing the Maker with a Waiver Notice that the Holder would like to waive Section 3.4(a) of this Debenture with regard to any or all shares of Common Stock issuable upon conversion of this Debenture, this Section 3.4(a) shall be of no force or effect with regard to all or a portion of the Note referenced in the Waiver Notice; provided, further, that this provision shall be of no further force or effect during the sixty-one (61) days immediately preceding the Maturity Date.

Section 4.5   Adjustment of Conversion Price.

(a)   The Conversion Price shall be subject to adjustment from time to time as follows:

(i)   Adjustments for Stock Splits and Combinations. If the Maker shall at any time or from time to time after the Issuance Date, effect a stock split of the outstanding Common Stock, the applicable Conversion Price in effect immediately prior to the stock split shall be proportionately decreased. If the Maker shall at any time or from time to time after the Issuance Date, combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately prior to the combination shall be proportionately increased. Any adjustments under this Section 3.5(a)(i) shall be effective at the close of business on the date the stock split or combination occurs.

(ii)   Adjustments for Certain Dividends and Distributions. If the Maker shall at any time or from time to time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in shares of Common Stock, then, and in each event, the applicable Conversion Price in effect immediately prior to such event shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying, the applicable Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

(iii)   Adjustment for Other Dividends and Distributions. If the Maker shall at any time or from time to time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in other than shares of Common Stock, then, and in each event, an appropriate revision to the applicable Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the holders of this Debenture shall receive upon conversions thereof, in addition to the number of shares of Common Stock receivable thereon, the number of securities of the Maker which they would have received had this Debenture been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities (together with any distributions payable thereon during such period), giving application to all adjustments called for during such period under this Section 3.5(a)(iii) with respect to the rights of the holders of this Debenture and the Other Notes; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

(iv)   Adjustments for Reclassification, Exchange or Substitution. If the Common Stock issuable upon conversion of this Debenture at any time or from time to time after the Issuance Date shall be changed to the same or different number of shares of any class or classes of stock, whether by reclassification, exchange, substitution or otherwise (other than by way of a stock split or combination of shares or stock dividends provided for in Sections 3.5(a)(i), (ii) and (iii), or a reorganization, merger, consolidation, or sale of assets provided for in Section 3.5(a)(v)), then, and in each event, an appropriate revision to the Conversion Price shall be made and provisions shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder shall have the right thereafter to convert this Debenture into the kind and amount of shares of stock and other securities receivable upon reclassification, exchange, substitution or other change, by holders of the number of shares of Common Stock into which such Note might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.

(v)   Adjustments for Reorganization, Merger, Consolidation or Sales of Assets. If at any time or from time to time after the Issuance Date there shall be a capital reorganization of the Maker (other than by way of a stock split or combination of shares or stock dividends or distributions provided for in Section 3.5(a)(i), (ii) and (iii), or a reclassification, exchange or substitution of shares provided for in Section 3.5(a)(iv)), or a merger or consolidation of the Maker with or into another corporation where the holders of outstanding voting securities prior to such merger or consolidation do not own over fifty percent (50%) of the outstanding voting securities of the merged or consolidated entity, immediately after such merger or consolidation, or the sale of all or substantially all of the Maker's properties or assets to any other person (an "Organic Change"), then as a part of such Organic Change an appropriate revision to the Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the Holder shall have the right thereafter to convert such Note into the kind and amount of shares of stock and other securities or property of the Maker or any successor corporation resulting from Organic Change. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 3.5(a)(v) with respect to the rights of the Holder after the Organic Change to the end that the provisions of this Section 3.5(a)(v) (including any adjustment in the applicable Conversion Price then in effect and the number of shares of stock or other securities deliverable upon conversion of this Debenture and the Other Notes) shall be applied after that event in as nearly an equivalent manner as may be practicable.

(b) <u>Record Date</u>. In case the Maker shall take record of the holders of its Common Stock for the purpose of entitling them to subscribe for or purchase Common Stock or Convertible Securities, then the date of the issue or sale of the shares of Common Stock shall be deemed to be such record date.

(c) <u>No Impairment</u>. The Maker shall not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Maker, but will at all times in good faith, assist in the carrying out of all the provisions of this Section 3.5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the Holder against impairment.

(d) <u>Certificates as to Adjustments</u>. Upon occurrence of each adjustment or readjustment of the Conversion Price or number of shares of Common Stock issuable upon conversion of this Debenture pursuant to this Section 3.5, the Maker at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Maker shall, upon written request of the Holder, at any time, furnish or cause to be furnished to the Holder a like certificate setting forth such adjustments and readjustments, the applicable Conversion Price in effect at the time, and the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon the conversion of this Debenture. Notwithstanding the foregoing, the Maker shall not be obligated to deliver a certificate unless such certificate would reflect an increase or decrease of at least five percent (5%) of such adjusted amount.

(e) <u>Issue Taxes</u>. The Maker shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of this Debenture pursuant thereto; <u>provided</u>, <u>however</u>, that the Maker shall not be obligated to pay any transfer taxes resulting from any transfer requested by the Holder in connection with any such conversion.

(f) <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of this Debenture. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Maker shall round all fractional shares down.

(g) <u>Reservation of Common Stock</u>. The Maker shall at all times when this Debenture shall be outstanding, reserve and keep available out of its authorized but unissued Common Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of this Debenture and all interest accrued thereon.

(h)   Regulatory Compliance. If any shares of Common Stock to be reserved for the purpose of conversion of this Debenture or any interest accrued thereon require registration or listing with or approval of any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon conversion, the Maker shall, at its sole cost and expense, in good faith and as expeditiously as possible, endeavor to secure such registration, listing or approval, as the case may be.

Section 3.6   Prepayment.

(a)   Prepayment Upon an Event of Default. Notwithstanding anything to the contrary contained herein, upon the occurrence of an Event of Default described in Sections 2.1 hereof, the Holder shall have the right, at such Holder's option, to require the Maker to prepay in cash all or a portion of this Debenture at a price equal to one hundred percent (100%) of the aggregate principal amount of this Debenture plus all accrued and unpaid interest applicable at the time of such request ("Mandatory Prepayment Price") by providing the Maker notice of default (the "Holder's Notice"). Nothing in this Section 3.6(a) shall limit the Holder's rights under Section 2.2 hereof.

(b)   Payment of Prepayment Price. If the Holder shall elect to have its Notes prepaid pursuant to Section 3.6(a) above, the Maker shall pay the Mandatory Prepayment Price to the Holder within thirty (30) days of the Maker's receipt of the Holder's Notice.

Section 3.9   No Rights as Shareholder. Nothing contained in this Debenture shall be construed as conferring upon the Holder, prior to the conversion of this Debenture, the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any other rights as a shareholder of the Maker.

ARTICLE V

MISCELLANEOUS

Section 5.1   Notices.   Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telex (with correct answer back received), telecopy or facsimile at the address or number designated in the Subscription Agreement (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The Maker will give written notice to the Holder at least ten (10) days prior to the date on which the Maker takes a record (x) with respect to any dividend or distribution upon the Common Stock, (y) with respect to any pro rata subscription offer to holders of Common Stock or (z) for determining rights to vote with respect to any Organic Change, dissolution, liquidation or winding-up and in no event shall such notice be provided to such holder prior to such information being made known to the public. The Maker will also give written notice to the Holder at least ten (10) days prior to the date on which any Organic Change, dissolution, liquidation or winding-up will take place and in no event shall such notice be provided to the Holder prior to such information being made known to the public. The Maker shall promptly notify the Holder of this Debenture of any notices sent or received, or any actions taken with respect to the other debentures of similar character, which may have been issued to other investors.

Section 5.2   Governing Law.   This Debenture shall be governed by and construed in accordance with the internal laws of the State of Washington, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction.   This Debenture shall not be interpreted or construed with any presumption against the party causing this Debenture to be drafted.

Section 5.3   Headings.   Article and section headings in this Debenture are included herein for purposes of convenience of reference only and shall not constitute a part of this Debenture for any other purpose.

Section 5.4   Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.   The remedies provided in this Debenture shall be cumulative and in addition to all other remedies available under this Debenture, at law or in equity (including, without limitation, a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a holder's right to pursue actual damages for any failure by the Maker to comply with the terms of this Debenture.   Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Maker (or the performance thereof).   The Maker acknowledges that a breach by it of its obligations hereunder will cause irreparable and material harm to the Holder and that the remedy at law for any such breach may be inadequate. Therefore the Maker agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available rights and remedies, at law or in equity, to seek and obtain such equitable relief, including but not limited to an injunction restraining any such breach or threatened breach, without the necessity of showing economic loss and without any bond or other security being required.

Section 5.5   Enforcement Expenses.   The Maker agrees to pay all costs and expenses of enforcement of this Debenture, including, without limitation, reasonable attorneys' fees and expenses.

Section 5.6   Binding Effect.   The obligations of the Maker and the Holder set forth herein shall be binding upon the successors and assigns of each such party, whether or not such successors or assigns are permitted by the terms hereof.

Section 5.7   Amendments.   This Debenture may not be modified or amended in any manner except in writing executed by the Maker and the Holder.

Section 5.8 <u>Compliance with Securities Laws.</u> The Holder of this Debenture acknowledges that this Debenture is being acquired solely for the Holder's own account and not as a nominee for any other party, and for investment, and that the Holder shall not offer, sell or otherwise dispose of this Debenture. This Debenture and any Debenture issued in substitution or replacement therefor shall be stamped or imprinted with a legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) IF THE SECURITIES HAVE BEEN REGISTERED IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH U.S. SECURITIES LAWS."

Section 5.9 <u>Consent to Jurisdiction</u>. Each of the Maker and the Holder (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Eastern District of Washington and the courts of the State of Washington located in Spokane county for the purposes of any suit, action or proceeding arising out of or relating to this Debenture and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of the Maker and the Holder consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under the Subscription Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 4.9 shall affect or limit any right to serve process in any other manner permitted by law. Each of the Maker and the Holder hereby agree that the prevailing party in any suit, action or proceeding arising out of or relating to this Debenture shall be entitled to reimbursement for reasonable legal fees from the non-prevailing party.

Section 5.10   Parties in Interest. This Debenture shall be binding upon, inure to the benefit of and be enforceable by the Maker, the Holder and their respective successors and permitted assigns.

Section 5.11   Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

Section 5.12   Maker Waivers. Except as otherwise specifically provided herein, the Maker and all others that may become liable for all or any part of the obligations evidenced by this Debenture, hereby waive presentment, demand, notice of nonpayment, protest and all other demands' and notices in connection with the delivery, acceptance, performance and enforcement of this Debenture, and do hereby consent to any number of renewals of extensions of the time or payment hereof and agree that any such renewals or extensions may be made without notice to any such persons and without affecting their liability herein and do further consent to the release of any person liable hereon, all without affecting the liability of the other persons, firms or Maker liable for the payment of this Debenture, AND DO HEREBY WAIVE TRIAL BY JURY.

(a)   No delay or omission on the part of the Holder in exercising its rights under this Debenture, or course of conduct relating hereto, shall operate as a waiver of such rights or any other right of the Holder, nor shall any waiver by the Holder of any such right or rights on any one occasion be deemed a waiver of the same right or rights on any future occasion.

(b)   THE MAKER ACKNOWLEDGES THAT THE TRANSACTION OF WHICH THIS DEBENTURE IS A PART IS A COMMERCIAL TRANSACTION, AND TO THE EXTENT ALLOWED BY APPLICABLE LAW, HEREBY WAIVES ITS RIGHT TO NOTICE AND HEARING WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH THE HOLDER OR ITS SUCCESSORS OR ASSIGNS MAY DESIRE TO USE.

Section 4.13   Definitions. For the purposes hereof, the following terms shall have the following meanings:

"Person" means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

"Trading Day" means (a) a day on which the Common Stock is traded on the OTC Bulletin Board (or other exchange or market on which the Common Stock is trading), or (b) if the Common Stock is not traded on the OTC Bulletin Board (or other exchange or market on which the Common Stock is trading), a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, however, that in the event that the Common Stock is not listed or quoted as set forth in (a) or (b) hereof, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of Washington are authorized or required by law or other government action to close.

LITTLE SQUAW GOLD MINING COMPANY

By: _Richard R. Walters_
(Print Name): _RICHARD R. WALTERS_
Title: _PRESIDENT_

EXHIBIT A

WIRE INSTRUCTIONS

Payee: _____

Bank: _____

Address: _____

_____

Bank No.: _____

Account No.: _____

Account Name: _____

FORM OF

NOTICE OF CONVERSION

(To be Executed by the Registered Holder in order to Convert the Note)

The undersigned hereby irrevocably elects to convert $ _____ of the principal amount of the above Note No. ____ into shares of Common Stock of Little Squaw Gold Mining Company (the "Maker") according to the conditions hereof, as of the date written below.

Date of Conversion _____

Applicable Conversion Price _____

Number of shares of Common Stock beneficially owned or deemed beneficially owned by the Holder on the Date of Conversion: _____

Check this box, if applicable

☐   The undersigned hereby represents that it has either sold the shares of common stock to be issued hereunder or intends to sell such common stock within 20 business days of receipt of such common stock in compliance with the Plan of Distribution set forth in the Registration Statement of the Maker filed under the Securities Act of 1933, as amended, in respect of the common shares and in compliance with applicable securities laws. The undersigned hereby requests that the share certificate representing the common stock be issued without a restrictive legend.

Signature_____

        [Name]

Address:_____

        _____

Exhibit 10.12

LITTLE SQUAW GOLD MINING COMPANY

**CLASS A WARRANTS
TO PURCHASE SHARES
OF COMMON STOCK OF
LITTLE SQUAW GOLD MINING COMPANY**

**Warrant to Purchase
2,500,000 Shares of Common Stock
November 21, 2005**

FOR VALUE RECEIVED, LITTLE SQUAW GOLD MINING COMPANY**,** a Delaware corporation (the "**Company**"), hereby certifies that **RAB Special Situations (Master) Fund Limited**, its successor or permitted assigns (the "**Holder**"), is entitled, subject to the provisions of this Warrant, to purchase from the Company, at the times specified herein, **2,500,000** fully paid and non-assessable shares of Common Stock of the Company, par value $0.10 per share (the "**Common Stock**"), at a purchase price per share equal to the Exercise Price (as hereinafter defined).

1.   *Definitions*. (a) The following terms, as used herein, have the following meanings:

"**Affiliate**" shall have the meaning given to such term in Rule 12b-2 promulgated under the Securities and Exchange Act of 1934, as amended.

"**Business Day**" means any day except a Saturday, Sunday or other day on which commercial banks in the City of Seattle, Washington are authorized by law to close.

"**Common Stock**" means the Common Stock, par value $0.10 per share, of the Company.

"**Duly Endorsed**" means duly endorsed in blank by the Person or Persons in whose name a stock certificate is registered or accompanied by a duly executed stock assignment separate from the certificate with the signature(s) thereon guaranteed by a commercial bank or trust company or a member of a national securities exchange or of the National Association of Securities Dealers, Inc.

"Exercise Date" means the date a Warrant Exercise Notice is delivered to the Company in the manner provided in Section 9 below.

"**Exercise Price**" means $0.30.

"**Expiration Date**" means 5:00 p.m. (Seattle, Washington) on November 21, 2008; provided that if such date shall in the City of Seattle, Washington be a holiday or a day on which banks are authorized to close, then 5:00 p.m. on the next following day which in the City of Seattle, Washington is not a holiday or a day on which banks are authorized to close.

"**Fair Market Value**" means as to any security, the average closing prices of such security's sales on the Principal Market for the day as of which "Fair Market Value" is being determined, or, if there have been no sales on any such exchanges on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day. If the Common Stock is not listed or admitted to unlisted trade privileges and bid and asked prices are not so reported, the Fair Market Value shall be determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

"**Initial Warrant Exercise Date**" means the date hereof.

"**Person**" means an individual, partnership, corporation, trust, joint stock company, association, joint venture, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"**Principal Market**" means the National Association of Securities Dealers electronic over-the-counter bulletin board ("OTCBB"), or if not quoted on the OTCBB, the primary securities exchanges or market on which such security may at the time be listed or quoted for trading.

"**Warrant Shares**" means the shares of Common Stock deliverable upon exercise of this Warrant, as adjusted from time to time.

2. *Exercise of Warrant*.

(a) The Holder is entitled to exercise this Warrant in whole or in part at any time on or after the Initial Warrant Exercise Date until the Expiration Date. To exercise this Warrant, the Holder shall execute and deliver to the Company a Warrant Exercise Notice substantially in the form annexed hereto. No earlier than five (5) days after delivery of the Warrant Exercise Notice, the Holder shall deliver to the Company this Warrant Certificate, including the Warrant Exercise Subscription Form forming a part hereof duly executed by the Holder, together with payment of the applicable Exercise Price. Upon such delivery and payment, the Holder shall be deemed to be the holder of record of the Warrant Shares subject to such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Warrant Shares shall not then be actually delivered to the Holder. No fractional shares will be issued.

(b) The Exercise Price may be paid to the Company in cash or by certified or official bank check or bank cashier's check payable to the order of the Company, or by wire transfer or by any combination of cash, check or wire transfer.

(c)   If the Holder exercises this Warrant in part, this Warrant Certificate shall be surrendered by the Holder to the Company and a new Warrant Certificate of the same tenor and for the unexercised number of Warrant Shares shall be executed by the Company. The Company shall register the new Warrant Certificate in the name of the Holder or in such name or names of its transferee pursuant to paragraph 6 hereof as may be directed in writing by the Holder and deliver the new Warrant Certificate to the Person or Persons entitled to receive the same.

(d)   Upon surrender of this Warrant Certificate in conformity with the foregoing provisions, the Company shall transfer to the Holder of this Warrant Certificate appropriate evidence of ownership of the shares of Common Stock or other securities or property to which the Holder is entitled, registered or otherwise placed in, or payable to the order of, the name or names of the Holder or such transferee as may be directed in writing by the Holder, and shall deliver such evidence of ownership and any other securities or property to the Person or Persons entitled to receive the same.

(e)   In no event may the Holder exercise these Warrants in whole or in part unless the Holder is an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended (the "U.S. Securities Act"), or the Holder is a non-U.S. person (as defined in Regulation S of the U.S. Securities Act) exercising these Warrants in an "off shore transaction" in accordance with the requirements of Regulation S of the U.S. Securities Act.

(f)   Notwithstanding any other provision hereof, no Holder shall exercise these Warrants, if as a result of such conversion the holder would then become a "ten percent beneficial owner" (as defined in Rule 16a-2 under the Securities Exchange Act of 1934, as amended) of Common Stock. For greater certainty, the Warrants shall not be exercisable by the Holder or redeemed by the Company, if, after giving effect to such exercise, the holder of such securities, together with its affiliates, would in aggregate beneficially own, or exercise control or direction over that number of voting securities of the Company which is 9.99% or greater of the total issued and outstanding voting securities of the Company, immediately after giving effect to such exercise; provided, however, that upon a holder of these Warrants providing the Company with a Waiver Notice that such holder would like to waive the provisions of this paragraph 2(e) with regard to any or all shares of Common Stock issuable upon exercise of these Warrants, this paragraph 2(e) shall be of no force or effect with regard to those shares of Common Stock referenced in the Waiver Notice; provided, further, that this provision shall be of no further force or effect during the sixty-one (61) days immediately preceding the expiration of the term of these Warrants.

3.   *Mandatory Exercise*. Following the effectiveness of a registration statement qualifying the resale of the Warrant Shares, the Company may require Warrant holders, at any time following the date that the closing bid price of the Shares as listed on a Principal Market (as defined herein), as quoted by Bloomberg L.P. (the "Closing Bid Price") has averaged at or above $0.75 for a period of five consecutive trading days, to exercise the Warrants and acquire Warrant Shares at the applicable exercise price per Warrant Share. The Warrant holders will be required to exercise the Warrants within five (5) business days of the receipt of notice from the Company, after which time the Warrants shall be cancelled if unexercised. As used herein, "Principal Market" shall mean The National Association of Securities Dealers Inc.'s OTC Bulletin Board, the Nasdaq SmallCap Market, or the American Stock Exchange. If the Common Shares are not traded on a Principal Market, the

Closing Bid Price shall mean the reported Closing Bid Price for the Common Shares, as furnished by the National Association of Securities Dealers, Inc., for the applicable periods.

4.   *Restrictive Legend*. Certificates representing shares of Common Stock issued pursuant to this Warrant shall bear a legend substantially in the form of the legend set forth on the first page of this Warrant Certificate to the extent that and for so long as such legend is required pursuant to applicable law. Notwithstanding the foregoing, the company or its transfer agent shall issue and deliver the shares to the DTC on Holder's Behalf or certificates free of restrictive legends, as applicable, if there is an effective registration statement registering the resale of the Common Stock under the U.S. Securities Act and the Holder represents to the Company that the exercise is in connection with a sale and the Holder has complied or will comply with the applicable prospectus delivery requirements and applicable securities laws.

5.   *Covenants of the Company*.

(a)   The Company hereby agrees that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of its authorized but unissued shares of Common Stock or other securities of the Company from time to time issuable upon exercise of this Warrant as will be sufficient to permit the exercise in full of this Warrant. All such shares shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights.

(b)   The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and (iii) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

(d)   Before taking any action which would cause an adjustment reducing the current Exercise Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Exercise Price.

(e)   Before taking any action which would result in an adjustment in the number of shares of Common Stock for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(f)   The Company covenants that during the period the Warrant is outstanding, it will use its best efforts to comply with any and all reporting obligations under the Securities Exchange Act of 1934, as amended.

(g)   The Company will take all such reasonable action as may be necessary (i) to maintain a Principal Market for its Common Shares in the United States and (ii) to assure that such Warrant Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Principal Market upon which the Common Stock may be listed.

(h)   The Company shall preserve and maintain its corporate existence and all licenses and permits that are material to the proper conduct of its business.

(i)   The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant.

6.   *Exchange, Transfer or Assignment of Warrant*; *Registration*

(a)   Each taker and holder of this Warrant Certificate by taking or holding the same, consents and agrees that the registered holder hereof may be treated by the Company and all other persons dealing with this Warrant Certificate as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby.

(b)   The Holder agrees that it will not transfer, hypothecate, sell, assign, pledge or encumber any Warrants or Warrant Shares unless such securities are registered under the U.S. Securities Act and registered or qualified under any applicable state securities laws or such transfer is effected pursuant to an available exemption from registration.

(c)   The Holder of this Warrant has been granted certain registration rights by the Company. The registration rights are set forth in that certain Subscription Agreement between the Company and the Holder dated effective as of November 21, 2005. The terms of the Subscription Agreement are incorporated herein by this reference.

7.   *Anti-Dilution Provisions*. The Exercise Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a)   In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the number of Warrant Shares shall be proportionately adjusted to reflect such dividend, distribution, subdivision, reclassification or combination. For example, if the Company declares a 2 for 1 stock split and the number of Warrant Shares immediately prior to such event was 200,000, the number of Warrant Shares immediately after such event would be

400,000. Such adjustment shall be made successively whenever any event listed above shall occur.

(b)   Whenever the number of Warrant Shares is adjusted pursuant to Subsection (a) above, the Exercise Price shall simultaneously be adjusted by multiplying the Exercise Price immediately prior to such event by the number of Warrant Shares immediately prior to such event and dividing the product so obtained by the number of Warrant Shares, as adjusted. If an Exercise Price has not yet been established, an adjustment thereof shall be deferred until one is established pursuant to the terms of this Warrant.

(c)   No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five percent (5%) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 7 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

(d)   Whenever the Exercise Price is adjusted, as herein provided, the Company shall promptly cause a notice setting forth the adjusted Exercise Price and adjusted number of Shares issuable upon exercise of each Warrant to be mailed to the Holder. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section 7, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e)   In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a), above.

(f)   Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in this Warrant.

(g)   In case at any time or from time to time conditions arise by reasons of action taken by the Company, which in the reasonable opinion of its Board of Directors, are not adequately covered by the provisions of Section 7 hereof, and which might materially and adversely affect the exercise rights of the Holder hereof, the Board of Directors shall appoint a firm of independent certified public accountants, which may be the firm regularly retained by the Company, which will give their opinion upon the adjustment, if any, on a basis consistent with the standards established in the other provisions of Section 7 necessary with respect to the Exercise Price then in effect and the number of shares of Common Stock for which the Warrant is exercisable, so as to preserve, without dilution, the exercise rights of the Holder. Upon receipt of such opinion, the Board of Directors shall forthwith make the adjustments described therein.

8.   *Loss or Destruction of Warrant*.   Upon receipt by the Company of evidence satisfactory to it (in the exercise of its reasonable discretion) of the loss, theft, destruction or mutilation of this Warrant Certificate, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant Certificate, if mutilated, the Company shall execute and deliver a new Warrant Certificate of like tenor and date.

9.   *Notices*.   Any notice, demand or delivery authorized by this Warrant Certificate shall be in writing and shall be given to the Holder or the Company, as the case may be, at its address (or telecopier number) set forth below, or such other address (or telecopier number) as shall have been furnished to the party giving or making such notice, demand or delivery:

If to the Company: LITTLE SQUAW GOLD MINING COMPANY
                            3412 S. Lincoln Dr.
                            Spokane, WA 99203-1650
                            Attention: Dick Walters, President
                            Fax: 509-624-2878

              with a copy to:

                            DORSEY & WHITNEY LLP
                            Republic Plaza Building
                            Suite 4700 370 Seventeenth Street
                            Denver, CO 80202-5647
                            Attention: Kenneth Sam
                            Fax: 303-629-3450

              If to the Holder: RAB Special Situations LP

                            RAB Special Situations (Master) Fund Limited
                            c/o RAB Capital Limited
                            No. 1 Adam Street
                            London W2CN 6LE
                            United Kingdom
                            Attn: Joseph Jayaraj
                            Fax:

Each such notice, demand or delivery shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified herein and the intended recipient confirms the receipt of such telecopy or (ii) if given by any other means, when received at the address specified herein.

10.   *Rights of the Holder*.   Prior to the exercise of any Warrant, the Holder shall not, by virtue hereof, be entitled to any rights of a shareholder of the Company, including, without limitation, the right to vote, to receive dividends or other distributions, to exercise any preemptive right or any notice of any proceedings of the Company except as may be specifically provided for herein.

11.   *GOVERNING LAW*.   THIS WARRANT CERTIFICATE AND ALL RIGHTS ARISING HEREUNDER SHALL BE CONSTRUED AND DETERMINED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF WASHINGTON, AND THE

PERFORMANCE THEREOF SHALL BE GOVERNED AND ENFORCED IN ACCORDANCE WITH SUCH LAWS.

12. *Amendments; Waivers*. Any provision of this Warrant Certificate may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Holder and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

13. *Company Reorganization.* In the event of any sale of substantially all the assets of the Company or any reorganization, reclassification, merger or consolidation of the Company where the Company is not the surviving entity, then as a condition to the Company entering into such transaction, the entity acquiring such assets or the surviving entity, as the case may be, shall agree to assume the Company's obligations hereunder.

****

IN WITNESS WHEREOF, the Company has duly caused this Warrant to be signed by its duly authorized officer and to be dated as of November 21, 2005.

LITTLE SQUAW GOLD MINING COMPANY

By: _Richard R. Walters_

(Print Name): RICHARD R. WALTERS

Title: PRESIDENT

8

WARRANT EXERCISE SUBSCRIPTION FORM

(To be executed only upon exercise of the Warrant
after delivery of Warrant Exercise Notice)

To: LITTLE SQUAW GOLD MINING COMPANY

The undersigned irrevocably exercises the Warrant for the purchase of _____ shares (the **"Shares"**) of Common Stock, par value $0.10 per share, of LITTLE SQUAW GOLD MINING COMPANY (the **"Company"**) at $0.30 per Share (the Exercise Price currently in effect pursuant to the Warrant).

The undersigned herewith makes payment of $_____ (such payment being made in cash or by certified or official bank or bank cashier's check payable to the order of the Company or by any permitted combination of such cash or check), all on the terms and conditions specified in the within Warrant Certificate, surrenders this Warrant Certificate and all right, title and interest therein to the Company and directs that the Shares deliverable upon the exercise of this Warrant be registered or placed in the name and at the address specified below and delivered thereto.

The undersigned is either (i) an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended (the "U.S. Securities Act"), and is exercising these Warrants in a transaction that does not require registration under the U.S. Securities Act or (ii) is not a U.S. Person or person in the United States and is exercising these Warrants in an "off shore transaction" in accordance with the requirements of Regulation S of the U.S. Securities Act. The terms U.S. Person, United States and off-shore transaction have the meanings set forth in Regulation S of the U.S. Securities Act.

Number of shares of Common Stock beneficially owned or deemed beneficially owned by the Holder on the date of Exercise: _____

Check this box, if applicable:

☐   The undersigned hereby represents that it has either sold the common stock to be issued hereunder or intends to sell such common stock within 20 business days of receipt of such common stock in compliance with the Plan of Distribution set forth in the Registration Statement file under the U.S. Securities Act in respect to such common stock and in compliance with the applicable securities law. The undersigned hereby requests that the share certificate representing the common stock be issued without a restrictive legend.

Date: _____

_____
(Signature of Owner)

_____
(Street Address)

_____
(City)   (State) (Zip Code)

Little Squaw Gold Mining Company
Warrant Certificate – Class A Warrants

Securities and/or check to be issued to: _____

Please insert social security or identifying number: _____

Name: _____

Street Address: _____

City, State and Zip Code: _____

Any unexercised portion of the Warrant evidenced by the within Warrant Certificate to be issued to: _____

Please insert social security or identifying number: _____

Name: _____

Street Address: _____

City, State and Zip Code: _____

WARRANT ASSIGNMENT FORM

Dated _____ ___, _____

FOR VALUE RECEIVED, _____ hereby sells, assigns and transfers unto_____(the "**Assignee**"),

(please type or print in block letters)

_____

_____

(insert address)

its right to purchase up to shares of Common Stock represented by these Warrants and does hereby irrevocably constitute and appoint _____ Attorney, to transfer the same on the books of the Company, with full power of substitution in the premises.

Signature: _____

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES.

To be completed by transferee.

In connection with this transfer: (check one):

☐	The undersigned transferee hereby certifies that (i) it is not a U.S. Person and was not offered the Warrants while in the United States and did not execute this certificate while within the United States, (ii) it is not acquiring any of the Warrants represented by this Warrant Certificate by or on behalf of any U.S. person or person within the United States, and (iii) it has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the "US Securities Act"), or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect.
☐	The undersigned transferee is delivering a written opinion of U.S. counsel to the effect that this transfer of Warrants has been registered under the US Securities Act or are exempt from registration thereunder.

Signature: _____

Little Squaw Gold Mining Company
Warrant Certificate – Class A Warrants

Exhibit 10.13

INVESTOR SUBSCRIPTION AGREEMENT

Little Squaw Gold Mining Co.

Persons interested in purchasing Units offered by Little Squaw Gold Mining Company (the "Company") must complete and return this Subscription Agreement, along with the check for the purchase price, to: Little Squaw Gold Mining Co., 3412 S. Lincoln Dr., Spokane, WA 99203-1650. If your Subscription Agreement is accepted by the Company, a copy of this Agreement will be returned to you as your receipt and a share certificate and common stock purchase warrant will be issued to you shortly thereafter. If the Subscription Agreement is not accepted, then the payment will be returned to you. The Units also are referred to as Securities in this Subscription Agreement. Each Unit consists of one share of Common Stock and one Common Stock Purchase Warrant (the "Warrant" or "Warrants") for the purchase of one additional share of Common Stock over a three year period. The initial warrant exercise price is $0.30 per share for the period of one year from the date of issue, increasing to $0.35 per share for the period of the second year from the date of issue, and to $0.40 per share for the period of the third year from the date of issue.

SUBSCRIPTION

I hereby tender this Subscription Agreement for the purchase of _____ Units at $0.25 per Unit. Payment is enclosed in the amount of $_____ for the Units subscribed.

The minimum purchase amount is $25,000.

The Units which I am purchasing shall be issued as follows (check one):

☐ Individual Ownership (one signature required)

☐ Partnership (all partners must sign)

☐ Tenants-in-Common (all parties must sign)

☐ Minor with Adult Custodian under the Uniform Gift to Minor Act in your State (custodian must sign; minor will have beneficial ownership)

☐ Corporation (authorized agent of corporation must sign)

☐ Trust (trustee must sign)

☐ Joint Tenants with Right of Survivorship (all parties must sign)

PLEASE CONSULT WITH YOUR OWN LEGAL COUNSEL REGARDING THE MEANING AND LEGAL IMPLICATIONS OF THE ABOVE DESIGNATIONS AND HOW YOUR DESIGNATION MUST BE SHOWN ON YOUR SHARE CERTIFICATE AND COMMON STOCK PURCHASE WARRANT. THE COMPANY IS NOT RESPONSIBLE FOR INCORRECT DESIGNATIONS. YOU SHOULD CAREFULLY REVIEW THE CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM (THE "MEMORANDUM") DELIVERED TO YOU IN CONNECTION WITH THE OFFERING.

Please print the exact name(s) you desire on the share certificate and Common Stock Purchase Warrant:

_____

Please print address where the certificates for the Units and all shareholder information should be sent:

_____

Please print Social Security number(s) of Shareholder(s) or taxpayer identification number if a corporation, partnership, trust or other business organization is purchasing the Units:_____

Persons executing this Subscription Agreement acknowledge that neither the common stock nor the shares underlying the Warrants have been registered pursuant to the provisions of the 1933 Act, or the securities laws of any states in which the Units may be offered or sold but are being sold in reliance upon exemptions therefrom. The Securities so acquired are considered to be "restricted securities" as that term is defined in Rule 144(a) promulgated pursuant to the provisions of the 1933 Act.

Subscriber Representations:

1. The Subscriber understands that (i) the Company has no operating history, (ii) the Securities are speculative investments with a high degree of risk of loss, (iii) there are substantial restrictions on the transferability of the Securities, and there is no public market for the Securities while the Securities are restricted, and (iv) it may not be possible to liquidate an investment in the Securities in case of emergency.

2. The Subscriber is able to (i) bear the economic risk of this investment, (ii) hold the Securities indefinitely, and (iii) afford a complete loss of this investment; the Subscriber has adequate means of providing for current needs and personal contingencies and has no need for liquidity in this investment.

3. The Subscriber, or the Subscriber together with its purchaser representative, if any, have such knowledge and experience in financial and business matters that the Subscriber and such representatives are capable of evaluating the merits and risks of an investment in the Securities and of making an informed investment decision.

4. The Subscriber confirms that, in making the investment decision to purchase the Securities, the Subscriber and its representatives and advisors have been given the opportunity to ask questions of, and to receive answers from, persons acting on behalf of the Company concerning the terms and conditions of this offering, and to obtain any additional information, to the extent such persons possess such information or can acquire it without unreasonable effort or expense.

5. The Securities hereby subscribed are being acquired by the Subscriber solely for his or its own personal account, for investment purposes only, and are not being purchased for resale, resyndication, distribution, subdivision, or fractionalization thereof; the Subscriber has no contract or arrangement with any person to sell, transfer or pledge to any person the Securities or any part thereof, any interest therein or any rights thereto; the Subscriber has no present plans to enter into any such contract or arrangement and understands that, as a result, the Subscriber must bear the economic risk of the investment for an indefinite period of time.

6. The Subscriber understands that no federal or state agency has passed on or made any recommendation or endorsement of the Securities.

7. The Subscriber has not purchased the Securities as a reuslt of any form of general solicitation or

general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

8. The Subscriber understands that the Warrants may not be exercised unless at the time of exercise, the holder is an "accredited investor" and the applicable representations and warranties contained in this Agreement remain true and correct with respect to such holder.

9. The Subscriber understands that if it decides to offer, sell or otherwise transfer the Securities, it will not offer, sell or otherwise transfer any of such securities directly or indirectly, unless:

    (i)   the transfer is to the Company;

    (ii)   the transfer is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the 1933 Act and in compliance with applicable local laws and regulations;

    (iii)   the transfer is made in compliance with the exemption from the registration requirements under the 1933 Act provided by Rule 144 thereunder, if available, and in accordance with applicable state securities laws;

    (iv)   the Securities are transferred in a transaction that does not require registration under the 1933 Act or any applicable state laws and regulations governing the offer and sale of securities; or

    (v)   the Securities have been registered under the 1933 Act.

10. The Subscriber understands that the Company may instruct its registrar and transfer agent not to record any transfer of Securities, without first being notified by the Company that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the 1933 Act and applicable state securities laws.

11. The Subscriber consents to the Company making a notation on its records or giving instruction to the registrar and transfer agent for the Company in order to implement the restrictions on transfer set forth and described herein.

12. The Subscriber acknowledges that the representations, warranties and covenants contained in this Agreement are made by it with the intent that they may be relied upon by the Company in determining its eligibility or the eligibility of others on whose behalf it is contracting thereunder to purchase the Securities. It agrees that by accepting the Securities, it shall be representing and warranting that representations and warranties above are true as at the Closing with the same force and effect as if they had been made by it at the Closing, that they shall survive the purchase by it of Securities, and shall continue in full force and effect notwithstanding any subsequent disposition by it of such securities.

The share certificate and Common Stock Purchase Warrant issued for the Securities will bear a legend similar to the following: THE SHARES OR WARRANTS EVIDENCED BY THIS CERTIFICATE OR COMMON STOCK PURCHASE WARRANT HAVE NOT BEEN REGISTERED PURSUANT TO THE PROVISIONS OF THE SECURITIES ACT OF 1933 OR PURSUANT TO THE PROVISIONS OF ANY STATE SECURITIES LAWS. THE SHARES OR WARRANTS MAY NOT BE SOLD, ASSIGNED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION

STATEMENT OR AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

SUBSCRIBER:

_____
(Signature)   Date

_____
Daytime Phone   Evening Phone

ACCEPTED BY:

    Little Squaw Gold Mining Company

By: _____
    Richard R. Walters, President

_____
(Signature of additional person,   Date
if required. See above.)*

_____
Daytime Phone   Evening Phone

*Attach additional sheets if more signatures are required

_____
Date

Exhibit 10.14


**THIS WARRANT MAY NOT BE TRANSFERRED TO ANY PERSON
EXCEPT AS DESCRIBED IN SECTION 8**


Date: _____, 2005   Warrant No. __


LITTLE SQUAW GOLD MINING COMPANY
(Incorporated under the laws of the State of Alaska)


VOID AFTER 5:00 P.M., PACIFIC DAYLIGHT TIME, ON _____, 2008
Warrant to Purchase _____ Shares of Common Stock


WARRANT FOR THE PURCHASE OF SHARES OF COMMON STOCK


THIS CERTIFIES THAT, FOR VALUE RECEIVED, _____,
(the "Holder"), is entitled to purchase from Little Squaw Gold Mining Company, an
Alaska corporation (the "Company"), subject to the terms and conditions set forth in this
Warrant, up to _____ fully paid and nonassessable shares of common stock, $0.10 par
value per share (the "Common Stock"), of the Company, at any time commencing on the
Closing Date as herein defined and expiring on _____, 2008 (the "Expiration
Date"). The initial purchase price is $0.30 per share for the period of one year from the
date of issue, and to $0.35 per share for the period of the second year from the date of
issue, and at $0.40 per share for the period of the third year from the date of issue (the
"Purchase Price").

The Holder agrees with the Company that this Warrant is issued, and all the rights
hereunder shall be held, subject to all of the conditions, limitations and provisions set
forth herein.

The Closing Date for purposes of this Warrant has been set by the Company as
_____ __, 2005.

1.   EXERCISE OF WARRANT.

        1.1.   MANNER OF EXERCISE. This Warrant may be exercised in whole at
                any time, or in part from time to time (but not for less than one whole
                share), during the period commencing on the Closing Date and expiring on
                the Expiration Date or, if any such day is a day on which banking
                institutions in the City of Spokane are authorized by law to close, then on
                the next succeeding day that shall not be such a day, by presentation and
                surrender of this Warrant to the Company at its principal office with the
                Subscription Form attached hereto duly executed and accompanied by
                payment (either in cash or by certified or official bank check, payable to
                the order of the Company) of the Purchase Price for the number of shares

specified in such Form and instruments of transfer, if appropriate, duly executed by the Holder or its duly authorized attorney. Upon receipt by the Company of this Warrant, together with the Exercise Price, at its office, in proper form for exercise, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Warrant shall cease at the close of business on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date.

1.2. ISSUANCE OF CERTIFICATES. As soon as practicable after the exercise of a Warrant, the Company shall issue to the Holder a certificate or certificates for the number of full shares of Common Stock to which the Holder is entitled, registered in such name or names as may be directed by the Holder, and if such Warrant shall not have been exercised in full, a new countersigned Warrant for the number of shares of Common Stock as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, the Company shall not be obligated to deliver any securities pursuant to the exercise of a Warrant unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities is then currently effective or an exemption thereunder is available. Warrants may not be exercised by, or securities issued to, any Holder in any state in which such exercise would be unlawful.

2. RESERVATION OF SHARES. Promptly following the Closing Date, the Company at all times will reserve for issuance and delivery upon exercise of this Warrant all shares of Common Stock from time to time receivable by the Holder upon exercise of this Warrant. All such shares (and other securities and property) shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and nonassessable and free of all preemptive rights.

3. NO FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant.

4. STOCK DIVIDENDS; SPLIT-UPS. If after the issuance of the Warrants, and subject to the provisions herein the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock or by a split-up of shares of Common Stock or other similar event, then, on the effective day thereof, the number of shares issuable on exercise of each Warrant shall be increased in proportion to such increase in outstanding shares and the then applicable Purchase Price shall be correspondingly decreased.

5. AGGREGATION OF SHARES. If after the date hereof, and subject to the provisions herein, the number of outstanding shares of Common Stock is decreased by a consolidation, combination or reclassification of shares of Common Stock or other similar event, then, after the effective date of such consolidation, combination or reclassification, the number of shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding shares and the then applicable Purchase Price shall be correspondingly increased.

6. REORGANIZATION, ETC. If after the date hereof any capital reorganization or reclassification of the Common Stock, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation or other similar event shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and fair provision shall be made whereby the registered holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the securities of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of outstanding shares of such Common Stock equal to the number of shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Warrants, had such reorganization, reclassification, consolidation, merger, or sale not taken place; in such event appropriate provision shall be made with respect to the rights and interests of the registered holders to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Purchase Price and of the number of shares of Common Stock purchasable upon the exercise of the Warrants) shall thereafter be applicable, as nearly as may be in relation to any share of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company shall not effect any such consolidation, merger or sale unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing such assets, shall assume by written instrument executed and delivered to the Company the obligation to deliver to the registered holders such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holders may be entitled to purchase.

7. FORM OF WARRANT. This Warrant Certificate need not be changed because of any adjustment pursuant to the terms herein, and Warrants issued after such adjustment may state the same Purchase Price and the same number of shares as is stated in this Warrant Certificate. The Company, however, may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

8.   TRANSFER OF WARRANTS. The Warrants are not transferable other than by will or by the laws of descent and distribution. Subject to the foregoing limitations, the Company shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be canceled by the Company.

9.   RIGHTS AS STOCKHOLDERS. Prior to the exercise of any Warrant represented hereby, the Holder shall not be entitled to any rights of a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions, to exercise any preemptive rights, to consent or to receive notice as stockholders of the Company in respect to the meetings of stockholders or the election of directors of the Company or any other matter.

10.   LOST, STOLEN, MUTILATED OR DESTROYED WARRANTS. If any Warrant is lost, stolen, mutilated, or destroyed, the Company may on such terms as to indemnify or otherwise as it may in its discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

11.   GOVERNING LAW. This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of Alaska without giving effect to conflicts of laws.

12.   NOTICE. Notices and other communications to be given to the Holder of the Warrant evidenced by this certificate shall be deemed to have been sufficiently given, if delivered or mailed, addressed in the name and at the address of such owner appearing on the records of the Company, and if mailed, sent registered or certified mail, postage prepaid. Notices or other communications to the Company shall be deemed to have been sufficiently given if delivered by hand or mailed, by registered or certified mail, postage prepaid, to the Company at 3412 S. Lincoln Dr., Spokane, WA 99203-1650, Attention Richard R. Walters, President, or at such other address as the Company shall have designated by written notice to the registered owner as herein provided. Notice by mail shall be deemed given when deposited in the United States mail as herein provided.

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed, manually or in facsimile by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.

LITTLE SQUAW GOLD MINING COMPANY

By:_____
    Name: Richard R. Walters   Title: President

NAME AND ADDRESS OF REGISTERED HOLDER:

SUBSCRIPTION FORM
To Be Executed by the Registered Holder in Order to Exercise Warrants

The undersigned Registered Holder hereby irrevocably elects to exercise _____ Warrants represented by this Warrant Certificate, and to purchase the securities issuable upon the exercise of such Warrants, and requests that certificates for such securities shall be issued as follows:

Name:_____

Taxpayer ID #: _____

Address:_____

and if the Certificates for the securities are to be delivered to another address, the delivery address is:

Name:_____

Address:_____

Attention:_____

and if such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to, the Registered Holder at the address stated below.

DATED this _____ day of _____, 200___.

_____
Signature of Registered Holder

_____
Taxpayer 1D of Registered Holder

_____
Address of Registered Holder

_____
Signature Guaranteed

THE SIGNATURE TO THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF THE AMERICAN STOCK EXCHANGE, NEW YORK STOCK EXCHANGE, PACIFIC STOCK EXCHANGE OR MIDWEST STOCK EXCHANGE.

Exhibit 10.15

RESTATED 2003 SHARE INCENTIVE PLAN
LITTLE SQUAW GOLD MINING COMPANY

Contents

LITTLE SQUAW GOLD MINING COMPANY
RESTATED 2003 SHARE INCENTIVE PLAN

ARTICLE 1.

ESTABLISHMENT, PURPOSE, AND DURATION

1.1 *Establishment of the Plan.* Little Squaw Gold Mining Company, an Alaska corporation (hereinafter referred to as the "Company"), establishes an incentive compensation plan to be known as the Little Squaw Gold Mining Company Restated 2003 Share Incentive Plan (hereinafter referred to as the "Plan"), as set forth in this document.

The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, and Shares.

The Plan became effective upon the Board of Director's adoption of the Plan and shareholder approval of the Plan (the "Effective Date") and shall remain in effect as provided in Section 1.3 hereof. The Plan was amended and restated effective January 1, 2005.

1.2 *Purpose of the Plan.* The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of the Participants to those of the Company's shareholders, and by providing Participants with an incentive for outstanding performance.

The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants upon whose judgment, interest, and special effort the successful conduct of its operation is largely dependent.

1.3 *Duration of the Plan.* The Plan shall commence as of the Effective Date, as described in Section 1.1 herein, and shall remain in effect, subject to the right of the Committee or the Board of Directors to amend or terminate the Plan at any time pursuant to Article 13 herein, until all Shares subject to the Plan have been purchased or acquired according to the Plan's provisions.

ARTICLE 2.

DEFINITIONS

Whenever used in the Plan, the following terms shall have the meaning set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.

(a) **"Award"** means, individually or collectively, a grant under this Plan of NQSOs, ISOs, or Shares.

(b) **"Award Agreement"** means either (i) an agreement entered into by the Company and each Participant setting forth the terms and provisions applicable to Awards granted under this Plan; or (ii) a statement issued by the Company to a Participant describing the terms and provisions of such Award.

(c) **"Beneficial Owner"** shall have the meaning ascribed to such term in rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(d) **"Board"** or **"Board of Directors"** means the Board of Directors of the Company.

(e) **"Cause"** means: (i) fraud, misrepresentation, theft, or embezzlement; (ii) intentional violation of laws involving moral turpitude or which is materially injurious to the Company; or (iii) willful and continued failure by the Participant substantially to perform his or her duties with the Company or its subsidiaries (other than failure resulting from the Participant's incapacity due to physical or mental illness), after a demand for substantial performance is delivered to the Participant by the President or the Chairman of the Board of the Company, which demand specifically identifies the manner in which the Participant has not substantially performed his or her duties.

(f) **"Change in Control"** shall mean any of the following events: (i) any organization, group, or person ("Person") (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) (the "Exchange Act") is or becomes the Beneficial Owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing thirty-five percent (35%) or more of the combined voting power of the then outstanding securities of the Company; or (ii) during any two (2) year period, a majority of the members of the Board serving at the date of approval of this Plan by shareholders is replaced by Directors who are not nominated and approved by the Board; or (iii) a majority of the members of the Board are represented by, appointed by, or affiliated with any Person whom the Board has determined is seeking to effect a Change in Control of the Company; or (iv) the Company shall be combined with or acquired by another company and the Board shall have determined, either before such event or thereafter, by resolution, that a Change in Control will or has occurred.

(g) **"Code"** means the U.S. Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(h) **"Committee"** means the Compensation Committee of the Board of Directors. The members of the Committee shall be appointed from time to time by and shall serve at the discretion of the Board.

(i) **"Company"** means Little Squaw Gold Mining Company, an Alaska corporation, and any successor thereto as provided in Article 15 herein.

(j) **"Consultant"** means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company, provided that the identity of such person or the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act or by registration on a Form S-8 Registration Statement under the Securities Act.

(k) **"Covered Employee"** means a Participant who is a "covered employee," as defined in Section 162(m) of the Code and the regulations promulgated under Section 162(m) of the Code, or any successor statute.

(l) **"Director"** means any individual who is a member of the Board of Directors of the Company.

(m) **"Employee"** means any employee of the Company. Directors who are not otherwise employed by the Company shall not be considered Employees under this Plan.

(n) **"Exchange Act"** means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

(o) **"Fair Market Value"** or **"FMV"** means a price that is based on the sale price of the last transaction of a Share on NASDAQ OTC Bulletin Board or any established stock exchange (or exchanges) on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days, as determined by the Committee in its discretion; provided, however, the period shall not extend more than thirty (30) days prior and thirty (30) days after the date of the applicable valuation date (i.e., grant, exercise, vesting or the like) and said method once determined shall be consistently used (as said term is defined in Proposed Treasury Regulation §1.409A-1(b)(5)(iv)(B)(3)). Such definition of FMV shall be specified in the Award Agreement. If Shares are not traded on an established stock exchange, FMV shall be determined and consistently used (as said term is defined in Proposed Treasury Regulation §1.409A-1(b)(5)(iv)(B)(3)) according to one of the methods set forth in Proposed Treasury Regulation §1.409A-1(b)(5)(iv)(B)(2). All references to Proposed Treasury Regulations shall refer to the Proposed Treasury Regulations promulgated by the Internal Revenue Service and the Treasury Department on September 29, 2005 and shall refer to the similar provisions as adopted in any final regulations so that the definition of **"Fair Market Value"** or **"FMV"** complies with the provisions of said final regulations.

(p) **"Fiscal Year"** means the year commencing on January 1 and ending December 31 or other time period as approved by the Board.

(q) **"Incentive Stock Option"** or **"ISO"** means an Option to purchase Shares granted under Article 6 herein and that is designated as an Incentive Stock Option and is intended to meet the requirements of Section 422 of the Code, or any successor provision.

(r) **"Insider"** shall mean an individual who is, on the relevant date, an officer, Director, or more than ten percent (10%) Beneficial Owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Board in accordance with Section 16 of the Exchange Act.

(s) **"Nonqualified Stock Option"** or **"NQSO"** means an Option to purchase Shares, granted under Article 6 herein, which is not intended to be an Incentive Stock Option or that otherwise does not meet such requirements.

(t) **"Option"** means an Incentive Stock Option or a Nonqualified Stock Option, as described in Article 6 herein.

(u) **"Option Price"** means the price at which a Share may be purchased by a Participant pursuant to an Option, as determined by the Committee.

(v) **"Participant"** means an Employee, Consultant or Director who has been selected to receive an Award or who has an outstanding Award granted under the Plan.

(w) **"Period of Restriction"** means the period when Awards are subject to forfeiture based on the passage of time, or upon the occurrence of other events as determined by the Committee, at its discretion.

(x) **"Restricted Stock"** means an Award of Shares granted to a Participant pursuant to Articles 7 & 8 herein.

(y) **"Securities Act"** means the Securities Act of 1933, as amended from time to time, or any successor act thereto.

(z) **"Shares"** means the Shares of common stock of the Company.

ARTICLE 3.

ADMINISTRATION

3.1 *General.* The Committee shall be responsible for administering the Plan. The Committee may employ attorneys, consultants, accountants, and other persons, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee shall be final, conclusive, and binding upon the Participants, the Company, and all other interested parties.

3.2 *Authority of the Committee.* The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Plan and to determine eligibility for Awards and to adopt such rules, regulations, and guidelines for administering the Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions and, subject to Article 14, adopting modifications and amendments, or subplans to the Plan or any Award Agreement.

ARTICLE 4.

SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

4.1 *Number of Shares Available for Awards.* Subject to adjustment as provided in Section 4.2 herein, the number of Shares hereby reserved for issuance to Participants under the Plan shall be One Million Two Hundred Thousand (1,200,000) Shares of the Company. Any Shares related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, or are settled in cash in lieu of Shares, or are exchanged with the Committee's permission for Awards not involving Shares, shall be available again for grant under the Plan. Moreover, if the Option Price of any Option granted under the Plan or the tax withholding requirements with respect to any Award granted under the Plan are satisfied by tendering Shares to the Company (by either actual delivery or by attestation) only the number of Shares issued, net of the Shares tendered, if any, will be deemed delivered for purposes of determining the maximum number of Shares available for delivery under the Plan. The maximum number of Shares available for issuance under the Plan shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional Shares or credited as additional Restricted Stock or Stock-Based Awards. In addition, the Committee, in its discretion, may establish any other appropriate methodology for calculating the number of Shares issued pursuant to the Plan. The Shares available for issuance under the Plan may be authorized and unissued Shares or treasury Shares.

4.2 *Adjustments in Authorized Shares.* In the event of any corporate event or transaction (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to shareholders of the Company, or any similar corporate event or transaction, the Committee, in its sole discretion, in order to prevent dilution or enlargement of Participants' rights under the Plan, may substitute or adjust, in an equitable manner, as applicable, the number and kind of Shares that may be issued under the Plan, the number and kind of Shares subject to outstanding Awards, the Option Price applicable to outstanding Awards.

Appropriate adjustments may also be made by the Committee in the terms of any Awards under the Plan to reflect such changes or distributions and to modify any other terms of outstanding Awards on an equitable basis. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan.

Subject to the provisions of Article 12 and any applicable law or regulatory requirement, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance, assumption, substitution, or conversion of Awards under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization, upon such terms and conditions as it may deem appropriate. Additionally, the Committee may amend the Plan, or adopt supplements to the Plan, in such manner as it deems appropriate to provide for such issuance, assumption, substitution, or conversion, all without further action by the Company's shareholders.

ARTICLE 5.

ELIGIBILITY AND PARTICIPATION

5.1 *Eligibility.* Individuals eligible to participate in the Plan include all Employees, Consultants and Directors.

5.2 *Actual Participation.* Subject to the provisions of the Plan, the Committee may from time to time, select from all eligible Employees, Consultants and Directors, those to whom Awards shall be granted and shall determine the nature and amount of each Award.

ARTICLE 6.

STOCK OPTIONS

6.1 *Grant of Options.* Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee. In addition, ISOs may not be granted following the ten (10) year anniversary of the Board's adoption of the Plan, which is October 11, 2003.

6.2 *Award Agreement.* Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and such other provisions as the Committee shall determine which are not inconsistent with the terms of the Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or a NQSO.

6.3 *Option Price.* The Option Price for each grant of an Option regardless of whether said Option is intended to be an ISO or a NQSO must be at least equal to one hundred percent (100%) of the FMV of the Shares on the date of grant.

6.4 *Duration of Options.* Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, no Option shall be exercisable later than the tenth (10th) anniversary date of its grant. Notwithstanding the foregoing, for Options granted to Participants outside the United States, the Committee has the authority to grant Options that have a term greater than ten (10) years.

6.5 *Exercise of Options.* Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.6 *Payment.* Options granted under this Article 6 shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

The Option Price upon exercise of any Option shall be payable to the Company in full either: (a) in cash or its equivalent; (b) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate FMV at the time of exercise equal to the total Option Price (provided, however, if the Company is accounting for the Options using APB Opinion 25, the Shares that are tendered must have been held by the Participant for at least six (6) months prior to their tender to satisfy the Option Price or have been purchased on the open market); (c) by a combination of (a) and (b); or (d) any other method approved by the Committee in its sole discretion at the time of grant and as set forth in the Award Agreement.

Subject to Section 6.7 and any governing rules or regulations, as soon as practicable after receipt of a written notification of exercise and full payment, the Company shall deliver to the Participant, Share certificates or evidence of book entry Shares, in an appropriate amount based upon the number of Shares purchased under the Option(s).

Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid in United States dollars.

6.7 *Restrictions on Share Transferability.* The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, requiring the Participant to hold the Shares acquired pursuant to exercise for a specified period of time, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

6.8 *Termination of Employment.*

(a) If a Participant shall die while employed by or while a Director of the Company, and Option held by him shall become exercisable in whole or in part if the Option was issued one year or more prior to the date of death, but only by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable laws of descent and distribution. All such Options shall be exercisable only to the extent that the Participant was entitled to exercise the Option at the date of his death and only for six months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

(b) If a Participant ceases to be employed or act as a Consultant or Director of the Company for cause, no Option held by such Participant may be exercised following the date on which such Participant ceases to be so employed or ceases to be a Consultant or Director, as the case may be.

(c) If a Participant ceases to be employed by or act as a Director of the Company for any reason other than cause, then any Option held by such Participant at the effective date thereof shall become exercisable in whole or in part for a period of up to six months thereafter.

6.9 *Transferability of Options.*

(a) *Incentive Stock Options.* No ISO granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant.

(b) *Nonqualified Stock Options.* Except as otherwise provided in a Participant's Award Agreement, no NQSO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all NQSOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant.

6.10 *Notification of Disqualifying Disposition.* The Participant will notify the Company upon the disposition of Shares issued pursuant to the exercise of an ISO. The Company will use such information to determine whether a disqualifying disposition as described in Section 421(b) of the Code has occurred.

6.11 *Prohibition on Repricing Without Shareholder Approval.* Notwithstanding any provision in this Plan to the contrary, without the prior approval of the Company's shareholders, Options issued under the Plan will not be repriced, replaced, or regranted through cancellation, or by lowering the exercise price of a previously granted Option.

ARTICLE 7.

RESTRICTED STOCK

7.1 *Grant of Restricted Stock.* Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock to Participants in such amounts, as the Committee shall determine.

7.2 *Restricted Stock.* Each Restricted Stock grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock, and such other provisions as the Committee shall determine.

7.3 *Transferability.* Except as provided in this Article 7, the Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Award Agreement, or upon earlier satisfaction of any other conditions, as specified by the Committee, in its sole discretion, and set forth in the Award Agreement. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant.

7.4 *Other Restrictions.* The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions under applicable federal or state securities laws, or any holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock.

To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

Except as otherwise provided in this Article 7, Shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse, and shall be paid in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion shall determine.

7.5 *Certificate Legend.* In addition to any legends placed on certificates pursuant to Section 7.4 herein, each certificate representing Shares of Restricted Stock granted pursuant to the Plan may bear a legend such as the following:

> The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the Little Squaw Gold Mining Company 2003 Share Incentive Plan, and in the associated Restricted Stock Award Agreement. A copy of the Plan and such Restricted Stock Award Agreement may be obtained from the Little Squaw Gold Mining Company.

7.6 *Voting Rights.* To the extent permitted or required by law, as determined by the Committee, Participants holding Shares of Restricted Stock granted hereunder may be granted the right to exercise full voting rights with respect to those Shares during the Period of Restriction.

7.7 *Dividends and Other Distributions* During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may, if the Committee so determines, be credited with dividends paid with respect to the underlying Shares or dividend equivalents while they are so held in a manner determined by the Committee in its sole discretion. The Committee may apply any restrictions to the dividends or dividend equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, Shares, or Restricted Stock.

7.8 *Termination of Employment.* Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Restricted Stock and following termination of the Participant's employment with the Company. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

7.9 *Section 83(b) Election.* The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company. The election shall be in similar form to Exhibit A attached hereto.

ARTICLE 8.

STOCK-BASED AWARDS

8.1 *Stock-Based Awards.* The Committee may grant other types of equity-based or equity-related Awards (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee shall determine. Payment of earned Stock-Based Awards shall be as determined by the Committee and as evidenced in the Award Agreement. Such Awards may entail the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

8.2 *Termination of Employment.* Each Award Agreement shall set forth the extent to which the Participant shall have the right to receive Stock-Based Awards following termination of the Participant's employment with the Company. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Awards of Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

8.3 *Nontransferability.* Except as otherwise provided in a Participant's Award Agreement, Cash-Based Awards and Stock-Based Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, a Participant's rights under the Plan shall be exercisable during the Participant's lifetime only by the Participant.

ARTICLE 9.

BENEFICIARY DESIGNATION

A Participant's "beneficiary" is the person or persons entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant's death. A Participant may designate a beneficiary or change a previous beneficiary designation at any time by using forms and following procedures approved by the Committee for that purpose. If no beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant's death the beneficiary shall be the Participant's estate.

Notwithstanding the provisions above, the Committee may in its discretion, after notifying the affected Participants, modify the foregoing requirements, institute additional requirements for beneficiary designations, or suspend the existing beneficiary designations of living Participants or the process of determining beneficiaries under this Article 9, or both. If the Committee suspends the process of designating beneficiaries on forms and in accordance with procedures it has approved pursuant to this Article 9, the determination of who is a Participant's beneficiary shall be made under the Participant's will and applicable state law.

ARTICLE 10.

DEFERRALS AND SHARE SETTLEMENTS

Notwithstanding any other provision under the Plan, the Committee may permit or require a Participant to defer such Participant's delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option, or with respect to the lapse or waiver of restrictions with respect to Restricted Stock or the satisfaction of any requirements with respect to Stock-Based Awards. If any such deferral election is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

ARTICLE 11.

RIGHTS OF EMPLOYEES

11.1 *Employment.* Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company to terminate any Participant's employment or other service relationship at any time, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company.

Neither an Award nor any benefits arising under this Plan shall constitute part of an employment contract with the Company, and, accordingly, subject to Articles 3 and 13, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to liability on the part of the Company for severance payments.

11.2 *Participation.* No Employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

11.3 *Rights as a Shareholder.* A Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

ARTICLE 12.

CHANGE IN CONTROL

Upon the occurrence of a Change in Control, unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges, or unless the Committee shall determine otherwise in the Award Agreement:

(a) Any and all Options granted hereunder shall become immediately exercisable; additionally, if a Participant's employment is terminated for any other reason except Cause within twelve (12) months of such Change in Control, the Participant shall have until the earlier of: (i) twelve (12) months following such termination date; or (ii) the expiration of the Option, to exercise any such Option;

(b) Any Period of Restriction for Restricted Stock granted hereunder that have not previously vested shall end, and such Restricted Stock and Restricted Stock Units shall become fully vested;

(c) The target payout opportunities attainable under all outstanding Awards which are subject to achievement of any performance conditions or restrictions that the Committee has made the Award contingent upon, shall be deemed to have been earned as of the effective date of the Change in Control, and such Awards treated as follows: The vesting of all such Awards denominated in Shares shall be accelerated as of the effective date of the Change in Control. The Committee has the authority to pay all or any portion of the value of the Shares in cash.

(d) Subject to Article 13, herein, the Committee shall have the authority to make any modifications to the Awards as determined by the Committee to be appropriate before the effective date of the Change in Control.

ARTICLE 13.

AMENDMENT, MODIFICATION, SUSPENSION, AND TERMINATION

13.1 *Amendment, Modification, Suspension, and Termination.* Subject to Section 6.11, the Committee or Board may, at any time and from time to time, alter, amend, modify, suspend, or terminate the Plan in whole or in part. No amendment of the Plan shall be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rule.

13.2 *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.2 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan.

13.3 *Awards Previously Granted.* Notwithstanding any other provision of the Plan to the contrary, no termination, amendment, suspension, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

ARTICLE 14.

WITHHOLDING

14.1 *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign (including the Participant's FICA obligation), required by law or regulation to be withheld with respect to any taxable event arising or as a result of this Plan.

14.2 *Share Withholding.* With respect to withholding required upon the exercise of Options, upon the lapse of restrictions on Restricted Stock, or any other taxable event arising as a result of Awards granted hereunder, Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a FMV of a Share on the date the tax is to be determined equal to the tax that could be imposed on the transaction, except that if the Company is using APB Opinion 25 to account for equity awards in its financial statements, the amount of tax shall not exceed the minimum statutory total tax that could be imposed on the transaction. All elections shall be irrevocable, made in writing, and signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

ARTICLE 15.

SUCCESSORS

All obligations of the Company under the Plan with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

ARTICLE 16.

GENERAL PROVISIONS

16.1 *Forfeiture Events.* The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of employment for Cause, violation of material Company policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company.

16.2 *Legend.* The certificates for Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

16.3 *Delivery of Title.* The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:

(a) Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b) Completion of any registration or other qualification of the Shares under any applicable national law or ruling of any governmental body that the Company determines to be necessary or advisable.

16.4 *Investment Representations.* The Committee may require each Participant receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the Participant is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

16.5 *Compliance with Law* The Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law, or governing statute or any other applicable law.

16.6 *Uncertificated Shares.* To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

16.7 *Unfunded Plan.* Participants shall have no right, title, or interest whatsoever in or to any investments that the Company may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan. The Plan is not intended to be subject to ERISA.

16.8 *No Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

ARTICLE 17.

LEGAL CONSTRUCTION

17.1 *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

17.2 *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

17.3 *Requirements of Law.* The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. The Company shall receive the consideration required by law for the issuance of Awards under the Plan.

The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

17.4 *Securities Law Compliance.* The Company may use reasonable endeavors to register Shares allotted pursuant to the exercise of an Award with the United States Securities and Exchange Commission or to effect compliance with the registration, qualification, and listing requirements of any national or foreign securities laws, stock exchange, or automated quotation system. With respect to Insiders, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

17.5 *Governing Law.* The Plan and each Award Agreement shall be governed by the laws of the State of Alaska, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under the Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Alaska, to resolve any and all issues that may arise out of or relate to the Plan or any related Award Agreement.

Dated this __7th__ day of __November__, 2005, to be effective as described in Section 1.1 herein.

LITTLE SQUAW GOLD MINING COMPANY

/s/ Richard R Walters

By:_____

Richard R. Walters, President
3412 S. Lincoln Drive
Spokane, Washington 99203-1650

I:\Spodocs\31768\00001\corp\00125581.DOC

Exhibit 14



LITTLE SQUAW GOLD MINING COMPANY

<u>CODE OF ETHICS</u>

As Adopted by the Board of Directors on November 7, 2005

INTRODUCTION

"Quality and Integrity" has been the cornerstone of Little Squaw Gold Mining Company (hereinafter called the Company) since it was reformed in 2003. Truthfulness, honesty, fairness, to each other, our Company, and to our investors and suppliers are the ethical standards by which we live and work. Each person who is an officer or director of the Company is a Company "Associate" and has a responsibility to deal ethically in all aspects of the Company's business and to comply fully with all laws, regulations, and Company policies. Anyone who is employed by the Company is expected to assume the responsibility for applying these standards of ethical conduct. When in doubt any future employees will have the responsibility to seek clarification from the appropriate Company representative.

This Code of Business Conduct and Ethics for Directors, Officers and Employees has been developed to provide guidance for all Directors and Employees (including Officers) of Little Squaw Gold Mining Company and its subsidiaries and affiliates. All Company personnel are expected to maintain high ethical standards of conduct and to comply fully with applicable laws and governmental regulations. All Employees and Directors will receive or be provided with a copy of this Code and should read, understand and comply with this Code in all of the Company's operations.

This Code is in addition to other detailed policies that the Company may adopt from time to time. All Employees and Directors should read, understand and comply with any applicable detailed policies.

LAWFUL CONDUCT

All Associates shall carry on the business of the Company in compliance with all applicable laws. Without limiting this obligation, the following conduct is prohibited:

- Employee theft, fraud, embezzlement, misappropriation, or any form of wrongful conversion of property belonging to the Company or another employee.

- Any act of fraud, deception or intentional misrepresentation against or involving the Company , a customer, a supplier or any other party.

- Any act of bribery, including a promise, offer or gift of money or anything of value made or offered by an employee to:

    1. A government official or someone acting for the government; or

    2. A person employed by, or acting on behalf of, a customer, supplier or other organization with which the Company does business or has prospective business, (except in the case of certain permitted gifts described below).

- The destruction or alteration of Company records in order to falsify, conceal or misrepresent information for any purpose including any motivation to:

    1. Avoid criticism for errors of judgment or to conceal failure to follow a supervisor's instructions;

    2. Show a performance record better than, or different from, performance actually achieved; or

    3. Misrepresent the employee's performance, activities, or other transactions, or those of another employee.

- Political contributions of money, services, or other property of the Company that are in violation of the law when the contributions are made.

- Violations of securities laws rules or regulations, including concealment of information required to be disclosed in filings the Company makes with the Securities and Exchange Commission.

CONFLICTS OF INTEREST

A CONFLICT OF INTEREST EXISTS WHEN AN INDIVIDUAL'S PRIVATE INTEREST CONFLICTS WITH THE INTERESTS OF THE COMPANY. WHEN AN INDIVIDUAL'S LOYALTY TO THE COMPANY AND CONDUCT OF RESPONSIBILITIES AND DUTIES TOWARDS THE COMPANY IS PREJUDICED BY ACTUAL OR POTENTIAL BENEFIT FROM ANOTHER SOURCE A CONFLICT OF INTEREST EXISTS.

We are confident of the individual loyalty and honesty of our employees and associates. The integrity of our employees and associates are critical sources of goodwill and absolutely necessary to our success. Employees and associates should never be in a position where their personal interests or third parties inappropriately influence their judgment on Company matters.

No employee or associate should be subject, or even reasonably appear to be subject, to influences, interests or relationships that conflict with the best interests of the Company. This means avoiding any activity that might compromise or seem to compromise the integrity of the Company or the employee or associate. All employees and associates shall avoid conflicts of interests in connection with the conduct of the Company's business except as expressly permitted by this Code.

Common Sources of Conflicts.

Although it is impossible to prepare a list of all potential conflict of interest situations, conflicts of interest generally arise in four situations:

- INTEREST OF EMPLOYEE OR ASSOCIATE - When an employee or associate, a member of the employee's or associate's family or a trust in which the employee or associate is involved, has a significant direct or indirect financial interest in, or obligation to, an actual or potential competitor, supplier, lender, service provider or customer of the Company;

- INTEREST OF RELATIVE - When an employee or associate conducts business on behalf of the Company with a supplier of which a relative by blood or marriage is a principal, partner, shareholder, officer, employee or representative;

- GIFTS - When an employee or associate, a member of the employee's household, a trust in which the employee is involved, or any other person or entity designated by the employee, accepts gifts, credits, payments, services or anything else of more than token or nominal value from an actual or potential competitor, supplier or customer; and

- MISUSE OF INFORMATION - When employee misuses information obtained in the course of employment.

Specific Examples

While it is not possible to describe every situation, it is useful to consider a few examples in which clear conflicts of interest are present so that ground rules can be established:

- POSITION OF INFLUENCE - If an employee or associate or a member of that employee or associate's family has a significant financial or other beneficial interest in an actual or potential supplier, the employee or associate may not, without full disclosure and specific written clearance by appropriate Company representatives, influence decisions with respect to business with such supplier or customer. Such positions include situations where employees or associates draw specifications for suppliers' raw materials, products or services; recommend, evaluate, test or approve such raw materials, products or services; or participate in the selection of, or negotiating arrangements with, suppliers.

- OTHER POSITIONS - It is expressly acceptable for individuals of this Company to serve as officers and directors of other companies at their discretion.

Advance Disclosure

Because conflicts of interest have the potential of serious abuse, all conflict of interest circumstances affecting any employee or associate should be disclosed to the appropriate Company representative. While transactions affected by a conflict of interest must generally be avoided, there may be times when such transactions are nevertheless fair and appropriate and in the Company's best interest. An employee or associate who believes a potential transaction that may be affected by a conflict of interest should nevertheless be pursued, must disclose all material terms of the proposed matter to the appropriate Company representative in advance. No such transaction may be pursued, however, unless it is approved in advance by the appropriate, duly authorized and disinterested officers of the Company, the board of directors or an appropriate committee thereof.

FAIR DEALINGS WITH OTHERS

Each Employee and Director of the Company should endeavor to deal fairly with the Company's customers, suppliers, competitors, external advisers and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

HEALTH AND SAFETY/ENVIRONMENTAL MATTERS

A sound environmental, health and safety performance contributes to the Company's competitive strength and benefits its customers, shareholders and Employees. Employees are therefore expected to conduct operations on behalf of the Company with the highest regard for the quality of the environment. Translated into day-to-day activities, that means reporting unsafe working conditions, using resources efficiently, recycling as appropriate, handling any hazardous materials properly and handling and disposing of all materials and waste according to applicable laws and Company policies.

Maintaining a secure workplace safeguards the Company's Employees, information and property. The Company intends to comply with all laws and standards established by appropriate federal, state, and local governments and agencies (both United States and foreign) respecting discharges into water sources or the atmosphere or the disposal of solid and hazardous wastes.

COMPLIANCE WITH SECURITIES LAWS

Because it is publicly owned, the Company discloses information regarding the Company to the public on a regular basis. Employees or Directors who are aware of material information regarding the Company which has not been disclosed to the public (i.e., facts which may affect the market price for the Company's securities and investors' decisions to trade therein) must hold that information in strictest confidence and refrain from buying or selling or influencing the decisions of others to buy or sell Company securities until such information has been publicly disclosed by the Company and enough time has elapsed to allow investors to react to the information.

For Directors and Employees who have regular access to sensitive nonpublic information, trading in Company securities may give the appearance of impropriety. Such people should not trade where the risk of the appearance of impropriety is high. To ensure that Directors and Employees who may be in possession of material nonpublic information do not trade in Company securities, any transaction in Company securities by a Director or executive officer must be pre-cleared with the Company's Secretary prior to the transaction. Any other Employee who has questions concerning the propriety of buying or selling Company securities should address questions to the Company's Secretary before executing the trade.

In addition, no Employee or Director may give "tips" or nonpublic Company information to anyone, whether inside or outside of the Company, to enable the recipient of the "tip" to buy or sell Company securities based on material nonpublic information. Employees and Directors should therefore be very careful when discussing information that could influence someone else's decision to buy, sell, or hold Company securities. The timing of the release of information is especially important and only the Chief Executive Officer and the Chief Financial Officer have the authority to determine when information should be released. Employees and Directors should assume that all Company information is internal and confidential unless the Company has authorized written public disclosure of that information.

Prohibitions on trading in securities based on nonpublic information also extend to securities of the Company's competitors and business associates. Accordingly, Employees and Directors should not buy or sell securities in another company about which the Employee or Director knows the Company has material nonpublic information.

CORPORATE OPPORTUNITIES AND CONFLICTS OF INTEREST

Employees and Directors owe the Company a duty to advance the Company's business interests when the opportunity to do so arises. As a result, Employees and Directors are prohibited from taking personal advantage of certain business opportunities in which the Company may be interested. This so-called "corporate opportunity doctrine" is complicated and it is not possible to clearly define all of the business opportunities which belong or could be of interest to the Company and what business opportunities may be taken advantage of personally by Employees or Directors. The most common types of situations falling within this corporate opportunity doctrine prohibit Employees and Directors from: (i) personally taking advantage of any business opportunity that typically would be pursued by, or would be of interest to, the Company; (ii) personally taking advantage of any other business opportunity that the Company may want to take advantage of if the opportunity is discovered using Company property, business contacts or information, or that the Employee becomes aware of because he or she works for the Company (or that a Director becomes aware of in his or her capacity as a director of the Company); or (iii) competing with or otherwise disadvantaging the Company. If an Employee or Director has any question regarding whether this corporate opportunity doctrine applies to any potential business opportunity, he or she should consult with the Company's Counsel.

Although Employees and Directors are free to participate in outside activities, it is important that Employees and Directors not engage in any activity that is (or could appear to be) a conflict between personal interests and the Company's best interests. Examples of conflicts of interest include:

- Being a consultant to, or a director, officer or employee of, or otherwise operating an outside business:

that supplies products or services to the Company;

that purchases products or services from the Company.

- Seeking or accepting any personal loan or services from any such outside business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses.
- Being a consultant to, or a director, officer or employee of, or otherwise operating an outside business if the demands of the outside business would interfere with the Director's or Employee's responsibilities with the Company.
- Accepting any personal loan or guarantee of obligations from the Company, except to the extent such arrangements are legally permissible.
- Conducting business on behalf of the Company with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives.
- Using the Company's property, information or position for personal gain.

Actual or potential conflicts of interest (including but not limited to any material transaction or relationship that reasonably could be expected to give rise to a conflicting interest) must be reported to the Responsible Manager or the Company's Counsel. Approval of potential conflicts involving Employees that are executive officers or Directors will be made exclusively by the Corporate Governance Committee of the Board of Directors.

COMPANY INFORMATION AND COMPANY PROPERTY

Company information is a valuable asset. It encompasses all proprietary information that is not generally available to or known by the public, and it includes information in any format: written, electronic, visual or oral. It also may include information that the Company develops, purchases or licenses, and information the Company receives from others, including its customers.

Employees may use Company information to the extent needed to perform their jobs properly, but Employees need to remember that they are responsible for safeguarding that information (and information provided to the Company by another person or company) from theft or misuse. Accordingly, Employees cannot, directly or indirectly:

- Disclose any Company information to others, including other Employees, unless they have a legitimate need to know it to perform their jobs and, if they are not Employees of the Company, have agreed to maintain its confidentiality;
- Use Company information for any purpose other than its intended use;
- Copy any documents containing Company information, or remove any documents or other records or copies from the work area, except as required to perform their jobs properly; or
- Dispose of Company information inappropriately.

All Company documents, e-mail and other materials containing Company information (and all materials prepared from those documents) are the Company's property. If the Company so requests, or when an Employee's employment ends, such documents and other materials must be returned to the Company.

Use of Company property or services for personal benefit is prohibited. When an Employee uses Company property, it must be for valid corporate purposes and, except as described below, exclusively for the Company's benefit.

Company property includes physical plants, equipment, computers, software, inventory, corporate funds and office supplies. Company property also includes the following: technologies, concepts, intellectual property, product development strategies and projects, business strategies and plans, customer lists, personnel data, marketing and sales plans, Company phone directories, organization charts, product cost data, product pricing, financial data and all other proprietary information about the Company's business and Employees.

All of the Company's information systems, including communications systems, magnetic media, e-mail, voice mail, and Intranet, Extranet and Internet access systems are the Company's property and generally must be used only for business activities. Incidental personal use is permissible as long as it does not consume more than a trivial amount of resources, does not interfere with productivity, does not preempt any business activity, is otherwise appropriate and reasonable and is consistent with the Company's business values and this Code. The Company reserves the right at any time to access, read, monitor, inspect and disclose the contents of, postings to and downloads from all of the Company's information systems.

No one may use the Company's information systems at work to access, view, post, store, transmit, download, or distribute any profane, obscene, derogatory, harassing, offensive or inappropriate materials. Additionally, no Employee may use these systems to send Company information or copyrighted documents that are not authorized for transmittal or reproduction.

ACCURACY, RETENTION AND DISPOSAL OF RECORDS

Good business practice requires that certain Company records be retained for various time periods. Often, these are required by law, and it is the responsibility of each Employee to ensure that records are retained in compliance with applicable document retention policies established from time to time by the Company in compliance with applicable laws. No one may falsify or improperly alter any information contained in the Company's records. Documents that need not be kept should be disposed of in compliance with Company policies. Where litigation or a government investigation is likely or ongoing, records may not be destroyed until Counsel advises that the matter has been concluded.

ACCOUNTING PRACTICES/PUBLIC REPORTING

Employees and Directors must comply with the Company's accounting rules and controls and with generally accepted accounting practices and cooperate fully with the Company's internal and external auditors. All funds, assets, transactions and payments must be accurately reflected and no false or misleading entries may be made on corporate records. Employees and Directors must act to facilitate the provision of full, fair accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company.

BUSINESS WITH GOVERNMENTS AND OFFICIALS

Most countries around the world have laws that prohibit Employees from giving gifts or inducements to influence government officials, or to induce the purchase of the Company's products or services. The term "government official" includes employees and other representatives of foreign governments or agencies thereof, candidates for political office, political parties and employees and other representatives of public international organizations. "Inducements" or "benefits" are also broadly defined to include anything of value. Even it were not illegal in other countries, the Company does not want to obtain or retain business by giving gifts to officials of a government or a multinational organization either to influence any of their official acts, or to induce them to use their influence to affect any governmental act. In addition, Employees should never give a gift to any person or firm where he or she knows or has reason to believe that the gift will be passed on to a government official for such purposes.

Employees and Directors must never make improper gifts or payments, such as bribes or kickbacks, in any way in connection with the Company's business. Gifts or payments to or for the personal benefit of a governmental official or to or for the personal benefit of an employee of one of the Company's customers or suppliers are clearly improper. Indirect transactions, such as payments of commissions to a sales representative on the understanding that he or she will pay a bribe or kickback to an employee of a customer, are also prohibited.

GOVERNMENTAL INVESTIGATIONS

While it is the Company's policy to cooperate in the administration of all laws and regulations to which it is subject, such cooperation must be conducted in a manner that does not unduly interfere with the business of the Company nor jeopardize its legitimate interests. Employees who receive notice of any governmental investigation involving the Company or any request to testify in a legal proceeding with regard to the Company should promptly notify the Responsible Manager and the Company's Counsel. If a governmental investigator requests an interview or information, he or she should be treated courteously but should be given no information except that which is publicly available and instead should be requested to put his inquiry in writing in order that it may be answered with appropriate care by proper persons, preferably acting with the advice of legal counsel.

GIFTS AND GRATUITIES

Employees and Directors should avoid any relationship, activity or investment that might conflict with their responsibilities to the Company or impair their abilities to act independently in the best interests of the Company. For example, Employees and Directors should not accept significant gifts, entertainment, favors or other gratuities from persons doing business or seeking to do business with the Company. Nor should an Employee or Director have a conflicting interest in an actual or potential competitor, supplier or customer of the Company. Acceptance of gratuities having only nominal value, if consistent with local business custom and practice, is permissible. Except as explicitly permitted by local Company policies, no Employee should give or receive gifts of cash.

Employees, associates and their families generally shall not solicit or accept gifts, fees, bequests, services or entertainment from customers, suppliers or prospective customers. A gift is regarded as any type of gratuity, favor, loan, legacy, fee, compensation, or anything of monetary value. All such gifts are prohibited except:

- Business entertainment and other courtesies such as meals, sporting events, and the like, that involves no more than ordinary amenities, and can be properly reciprocated by the employee and charged as a business expense. Lavish or extravagant entertainment, such as weekend trips, etc., should not be accepted unless full reimbursement is made by the recipient to the donor.

- Gifts received because of kinship, marriage, or social relationships and not because of any business relationship.

- Unsolicited advertising or promotional materials that are made widely available.

- Customer or supplier paid travel or lodging where the trip has a legitimate business purpose. Any such trips must be approved in advance in writing by an appropriate Company representative.

- Fees or other compensation received from an organization in which membership or an official position is held, subject to prior written approval by an appropriate Company representative.

Employees or associates who believe that acceptance of a permitted gift might make them feel obligated and therefore improperly influenced in the performance of their duties should not accept it, or turn it over to the Company. Employees or associates who are unsure whether a gift is a violation of the law and the Code should seek guidance from an appropriate Company representative.

Likewise, no Employee or associate of the Company or members of his or her family may extend a gift to any existing or prospective customer or supplier that will not meet these same criteria.

REPORTING VIOLATIONS AND ENSURING COMPLIANCE

Except as otherwise explicitly provided in this Code, if any Employee believes that this Code has been violated or the Company has or is about to violate a law or regulation, or an Employee believes that he or she is being asked to violate this Code or a law or regulation in the performance of duties for the Company, the matter should be promptly reported to the Employee's supervisor or Responsible Manager. If for any reason the Employee is uncomfortable reporting such matter to his or her supervisor or the Responsible Manager, then the matters should be promptly reported to the Company's Counsel, who will respond as promptly and discreetly as practicable with an appropriate investigation.

Except as otherwise explicitly provided in this Code, if any Director believes that this Code has been violated or the Company has or is about to violate a law or regulation, or a Director believes that he is being asked to violate this Code or a law or regulation in the performance of duties for the Company, the matter should be promptly reported to the Chairman of the Corporate Governance Committee.

Every Employee and Director shall cooperate in assuring that any violation of this Code is brought to the attention of the appropriate person. The Company will take appropriate steps to maintain the confidentiality of the reporting Employee's or Director's identity, to the extent that it can do so consistent with the Company's obligations to investigate and remedy the matter and, if appropriate, to report the matter to government officials. Employees may report violations of this Code on an anonymous basis.

No retribution will be taken against an Employee or Director for reporting, in good faith, a violation or suspected violation, and any supervisor intimidating or imposing sanctions on any Employee or Director for reporting a matter in good faith will be disciplined.

The Corporate Governance Committee of the Company's Board of Directors is responsible for overseeing the interpretation and enforcement of this Code. Only the Corporate Governance Committee may waive provisions of this Code with respect to Directors and executive officers of the Company and only the Corporate Governance Committee may change any provision of this Code.

An Employee or Director found to have violated this Code will be subject to appropriate disciplinary action, ranging from warnings to possible termination or removal.

Exhibit 23.1

CONSENT OF AUTHOR

TO: Whom it concern

I, Mel Klohn, L.P. Geo., of 11309 E. 48th Ave., Spokane Valley, Washington, U.S.A., author of a brief Technical Summary report titled "Interim Summary Report: Little Squaw Gold Mining Company, Properties in Chandalar District, Alaska" prepared jointly for Little Squaw Gold Mining Company and Hunt Mountain Resources Inc. and dated August 8, 2005, do hereby consent to the written disclosure of the Technical Report and of extracts from the Technical Report in the SB-2 and 10KSB written disclosures of Little Squaw Gold Mining Company.

Dated this 5th day of December, 2005.

Melvin L. Klohn
L.P. Geol.



Exhibit 23.2

CONSENT OF AUTHOR

Thomas K. Bundtzen
P. Geo., and President
Pacific Rim Geological Consulting, Inc.
P.O. Box 81906,
Fairbanks, Alaska, USA 99708

Attention Corporate Finance
United States Securities and Exchange Commission

Attention: Corporate Finance
Little Squaw Gold Mining Company
3412 Lincoln Drive
Spokane, Washington, USA 99203

I, Thomas K. Bundtzen, P. Geo, of Pacific Rim Geological Consulting, Inc., at Box 81906, Fairbanks, Alaska, USA, 99708, co-authored and prepared the technical report: *Gold Deposits of the Chandalar Mining District, Northern Alaska: an Information Review and Recommendations* (hereafter known as 'Report'). This report was produced by Pacific Rim Geological Consulting, Inc. in May, 2004.

I hereby consent to the filing of the Report in the public files of the United States Securities and Exchange Commission (hereafter known as USSEC) for use in SB-2 and 10KSB filings of the USSEC, and to any use of and reference to the subject matter of the Report. I also consent to the use of my name as co-author of the report.

I herby certify that there is no reason to believe that there are any misrepresentations in information derived in the Report, or that the written disclosure contained in the report contains any misrepresentations.

Dated this day, DECEMBER 9th, 2005





Thomas K. Bundtzen
Certified Professional Geologist #10912

Exhibit 23.3

James C. Barker, Consulting Geologist
Cathedral Rock Ranch, 35940 Highway 19, Kimberly, Oregon 97848
(541) 934-2970   fax (541) 934-2027   jcbarker@oregontrail.net

Consent of author

To Whom It May Concern

I, James C. Barker, Independent Consulting Geologist, AIPG 8205, have authored the report, Chandalar Mining District, Summary of Field Investigations, 2004, December, 2004; and have co-authored the report, Gold Deposits of the Chandalar Mining District, Northern Alaska: An Information Review and Recommendations, May, 2004 which was produced by Pacific Rim Geological Consulting, Inc. , Fairbanks, Alaska. Both of these reports were prepared for the Little Squaw Gold Mining Company. I hereby consent to the disclosure of this material as needed in the SB-2 and 10KSB filings.

This date of December 7, 2005.



James C. Barker
Certified Professional Geologist

Exhibit 23.4

James A. Turner, P.Geo., President
BlueMap Geomatics Ltd. (641640 BC Ltd.)

14149 17 A Avenue
Surrey B.C. CANADA
V4A 6R8
December 6, 2005

Attention: Corporate Finance
Securities and Exchange Commission, USA

Attention: Corporate Finance
Little Squaw Gold Mining Company
3412 S Lincoln Dr.
Spokane, Washington, USA.
99203-1650

Re: Little Squaw Gold Mining Company (the Issuer)

I, James A. Turner, P. Geo., of 14149 17 A Avenue, Surrey, B.C. V4A 6R8, have prepared the report entitled: STRUCTURAL AND LITHOLOGIC FEATURES OBSERVED FROM AN AIR PHOTO MOSAIC

Report for Little Squaw Gold Mining Company dated March 6, 2003.

I hereby consent to the filing of this report in the public files with the Securities and Exchange Commission of The United States of America and to the use of the Report for disclosure for any and all required regulatory fillings, acceptances or approvals in connection with the use of, and reference to, the: STRUCTURAL AND LITHOLOGIC FEATURES OBSERVED FROM AN AIR PHOTO MOSAIC, Chandalar District, Alaska, USA. as set out in the report I hereby consent to the use of my name" James A. Turner", BlueMap Geomatics Ltd. or 640641 BC Ltd. in these disclosures.

I hereby certify that:
I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentations of the information contained in the technical report.

This letter is solely for the information of the securities commission to which it is addressed and is only to be referred to in whole or in part in the prospectus and similar documents and is not to be relied upon for any other purpose.

Yours truly,

James A. Turner, P.Geo.



Signed

James A. Turner, P.Geo.
14149-17A Avenue
Surrey B.C.
V4A 6R8

Dated at Surrey, B.C. this 6th day of December 2005.

Reg. No. 19843 Association of Professional Engineers and Geoscientists of British Columbia.

Exhibit 23.5



A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
1105 W. Francis, Suite A
Spokane, Washington 99205

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated March 2, 2005, with respect to the balance sheets of Little Squaw Gold Mining Company as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended and from the date of inception on March 26, 1959 through December 31, 2004, which report appears in a Form SB-2 registration statement dated December 30, 2005.

DeCoria, Maichel + Teague, P.S.

DeCoria, Maichel & Teague, P.S.
Spokane, Washington
December 30, 2005